2024
Annual Report

Herbalife

To Our Shareholders,

This year marks Herbalife's 45th anniversary. As we continue our journey to becoming the world's premier health and wellness company, community and platform, our impact on people's lives has been truly incredible.

Herbalife operates in 95 markets worldwide. We offer science-backed, high-quality nutrition and skin care products, and a business opportunity through Herbalife Independent Distributors that generated $5.0 billion in net sales and $634.8 million in adjusted EBITDA in 2024.

Our scale and reach globally puts us in a unique position for the future. That future is to become one of the world's most important health and wellness platforms, and I'm honored to say that effort will be led by Stephan Gratziani, who will become the new CEO of Herbalife effective May 1, 2025.

Since joining the company, Stephan has worked alongside our amazing team of distributor leaders and employees to implement innovative initiatives designed to support distributors and drive sales. In this year of transformation, we began by focusing on rebuilding and strengthening our distributor base. We're seeing early signs of success and believe the growth trajectory will continue.

These successes are primarily driven by the multiple initiatives we've put into place since the beginning of 2024 under Stephan's leadership, including expanding and elevating our distributor training and support through programs like the Herbalife Premier League, Diamond Development Mastermind, DMO masterclasses, and leadership training sessions with Eric Worre.

Our 2024 Extravaganza training events continued to attract distributors from around the world. Overall event attendance across the globe was greater in 2024 than in 2023, further reflecting the demand and value these in-person events provide for development and networking. In 2025, we plan to host multi-city and multi-day events in select regions to accommodate the increased demand.

This is why we continue to double-down on our people and our business model while other companies move away from multi-level marketing. We believe in our Herbalife global community, which is our strength and our differentiator.

Product is another of our strengths and will continue to support the foundation of our business. In 2024, we launched innovative products around the world we believe resonate with local markets and reflect consumer trends and preferences. We will also continue to develop more sustainable packaging through initiatives that focus on the health of our planet, including the transition of Herbalife24 Rebuild Strength packaging from a plastic canister to a pouch format for the EMEA Region. This change reduced the amount of plastic we use, increased efficiency due to lighter shipping weight, and reduced our overall carbon footprint. This is part of our broader repackaging effort, which we will discuss more in 2025.

Our products are what fuel our sponsored athletes, who continue to compete at the highest levels like the Summer Olympic and Paralympic Games, where we fueled 33 athletes and 7 teams this past summer. And, as the official jersey sponsor and nutrition partner of the Los Angeles Galaxy soccer team, we were proud to celebrate alongside them as they earned their 6th MLS Cup Title.

We're also proud of our long-time commitment to female athletes and launched our Women In Sports campaign globally in conjunction with International Women's Day. The campaign is focused on inspiring and empowering the next generation of female athletes and health enthusiasts, celebrating and raising awareness of women in sports and their need for custom nutrition.

These athletes are important brand ambassadors and a testament to the advanced nutrition delivered by our science-backed products.

From our global distributor community to our approximately 8,600 employees around the world, we all proudly represent Herbalife. Our strong leadership team includes the appointment of Rob Levy to President, Worldwide Markets. Throughout his 30-year Herbalife career, Rob has led each of our regions. He's also played a key role in the opening of more than 35 markets around the world and has been responsible for numerous corporate functions including our distributor-facing businesses, sales and marketing, and distributor operations. He's the right leader at the right time for our markets around the world.

2024 was a transformative year. Our net sales have stabilized, margins have significantly improved, and we are reducing debt quarter by quarter which has positioned us to deliver long-term shareholder value.

It's a new chapter for Herbalife. Our incoming CEO, Stephan Gratziani has an exciting and unique vision for our future. A vision that merges our strong distributor network with cutting-edge health and wellness technology that will modernize our business and redefine direct selling. The opportunity it will provide for our distributors and customers is simply unprecedented.

It's a vision I believe in and am excited to be part of as Executive Chairman, continuing my role on the board of directors, supporting our executive team, and focusing on shareholder value.

Our future is truly bright, and we appreciate your continued support.

Michael Johnson
Chairman and Chief Executive Officer

****

This letter includes "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosures contained in the Company's Securities and Exchange Commission ("SEC") filings, including the Company's Annual Report on Form 10-K filed with the SEC on February 19, 2025 and subsequent filings with the SEC. The Company wishes to caution readers that certain important factors may have affected and could in the future affect the Company's actual results and could cause the Company's actual results for subsequent periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. New risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risks on the Company's business. Forward-looking statements in this letter speak only as of March 11, 2025. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 1-32381

HERBALIFE LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	**98-0377871**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands
(Address of principal executive offices) (Zip Code)

(213) 745-0500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, par value $0.0005 per share	HLF	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

There were 101,197,037 common shares outstanding as of February 12, 2025. The aggregate market value of the voting stock of the registrant held by stockholders who were not affiliates (as defined by regulations of the Securities and Exchange Commission) of the registrant was approximately $926 million as of June 28, 2024, based upon the last reported sales price on the New York Stock Exchange on the last business day of the second fiscal quarter of $10.39.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days after the end of the Registrant's fiscal year ended December 31, 2024, are incorporated by reference in Part III of this Annual Report on Form 10-K.

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TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management, including for future operations, capital expenditures, or share repurchases; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; any statements of belief or expectation; and any statements of assumptions underlying any of the foregoing or other future events. Forward-looking statements may include, among others, the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "anticipate" or any other similar words.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results or outcomes could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, many of which are beyond our control. Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in or implied by our forward-looking statements include the following:

- the potential impacts of current global economic conditions, including inflation, unfavorable foreign exchange rate fluctuations, and tariffs or retaliatory tariffs, on us; our Members, customers, and supply chain; and the world economy;

- our ability to attract and retain Members;

- our relationship with, and our ability to influence the actions of, our Members;

- our noncompliance with, or improper action by our employees or Members in violation of, applicable U.S. and foreign laws, rules, and regulations;

- adverse publicity associated with our Company or the direct-selling industry, including our ability to comfort the marketplace and regulators regarding our compliance with applicable laws;

- changing consumer preferences and demands and evolving industry standards, including with respect to climate change, sustainability, and other environmental, social, and governance matters;

- the competitive nature of our business and industry;

- legal and regulatory matters, including regulatory actions concerning, or legal challenges to, our products or network marketing program and product liability claims;

- the Consent Order entered into with the Federal Trade Commission, or FTC, the effects thereof and any failure to comply therewith;

- risks associated with operating internationally and in China;

- our ability to execute our growth and other strategic initiatives, including implementation of our restructuring initiatives, and increased penetration of our existing markets;

- any material disruption to our business caused by natural disasters, other catastrophic events, acts of war or terrorism, including the war in Ukraine, cybersecurity incidents, pandemics, and/or other acts by third parties;

- our ability to adequately source ingredients, packaging materials, and other raw materials and manufacture and distribute our products;

- our reliance on our information technology infrastructure;

- noncompliance by us or our Members with any privacy laws, rules, or regulations or any security breach involving the misappropriation, loss, or other unauthorized use or disclosure of confidential information;

- contractual limitations on our ability to expand or change our direct-selling business model;

- the sufficiency of our trademarks and other intellectual property;

- product concentration;

- our reliance upon, or the loss or departure of any member of, our senior management team;

- restrictions imposed by covenants in the agreements governing our indebtedness;

- risks related to our convertible notes;

- changes in, and uncertainties relating to, the application of transfer pricing, income tax, customs duties, value added taxes, and other tax laws, treaties, and regulations, or their interpretation;

- our incorporation under the laws of the Cayman Islands; and

- share price volatility related to, among other things, speculative trading and certain traders shorting our common shares.

Additional factors and uncertainties that could cause actual results or outcomes to differ materially from our forward-looking statements are set forth in this Annual Report on Form 10-K, including in Part I, Item 1A, Risk Factors, *and Part II, Item 7,* Management's Discussion and Analysis of Financial Condition and Results of Operations, *and in our Consolidated Financial Statements and the related Notes. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.*

Forward-looking statements in this Annual Report on Form 10-K speak only as of the date hereof. We do not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

The Company

"We," "our," "us," "Company," and "Herbalife" refer to Herbalife Ltd., a Cayman Islands exempted company incorporated with limited liability, and its subsidiaries. Herbalife Ltd. is a holding company, with substantially all of its assets consisting of the capital stock of its direct and indirectly-owned subsidiaries.

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PART I

Item 1. *Business*

GENERAL

Herbalife is a global health and wellness company, that, for 45 years, has empowered millions of people to reach their nutrition, health and wellness goals using our science-backed products and the individual coaching provided by our network of independent members. We are the number one active and lifestyle nutrition brand in the world and sell the number one protein shake in the world. We provide weight management, targeted nutrition and sports nutrition products in 95 markets around the world.

We use a direct-selling business model to distribute and market our nutrition products to and through a global network of Members. Members include consumers who purchase products for their own personal use and distributors who wish to resell products or build a sales organization. We further discuss the segmentation of our Members in *Our Network Marketing Program — Segmentation,* section below. We believe that direct selling is ideally suited for our business because our Members provide personalized support, coaching, and education to their customers, and also join a supportive and understanding community of like-minded people who prioritize health and nutrition.

We believe that the primary drivers for our success throughout our 45-year history have been a result of the innovations of our Members, which have helped us quickly adapt to changing market conditions and consumer preferences. These innovations have combined with global trends such as the obesity epidemic, increasing interest in fitness, living healthier, and the rise of entrepreneurship, to power our success for the last 45 years and we believe they will continue to power our growth in the future.

OUR PRODUCTS

Our science-backed products are the foundation of our business. We believe that our products help our Members and their customers improve their overall health and wellness and achieve their fitness goals. As of December 31, 2024, we sold approximately 140 product types, which fall into the following categories:

| | Percentage of Net Sales | | | | |
	2024	2023	2022	Description	Representative Products
Weight Management . . .	55.4%	56.3%	56.8%	Meal replacement, protein shakes, drink mixes, weight loss supplements, healthy snacks, and metabolism boosting teas	Formula 1 Healthy Meal, Herbal Tea Concentrate, Protein Drink Mix, Personalized Protein Powder, *Total Control®*, Formula 2 Multivitamin Complex, *Prolessa™ Duo*, and Protein Bars
Targeted Nutrition	29.7%	29.2%	29.1%	Functional beverages and dietary and nutritional supplements containing quality herbs, vitamins, minerals and other natural ingredients	Herbal Aloe Concentrate, Active Fiber Complex, *Niteworks®*, and *Herbalifeline®*

	Percentage of Net Sales			Description	Representative Products
	2024	2023	2022		
Energy, Sports, and Fitness.	11.5%	11.1%	10.6%	Products that support a healthy active lifestyle	*Herbalife24*® product line, N-R-G Tea, and *Liftoff*® energy drink
Outer Nutrition	1.7%	1.7%	1.6%	Facial skin care, body care, and hair care	*Herbalife SKIN* line and *Herbal Aloe Bath and Body Care* line
Literature, Promotional, and Other.	1.7%	1.7%	1.9%	Start-up kits, sales tools, and educational materials	Herbalife Member Packs and BizWorks

Our Formula 1 Nutritional Shake Mix, our best-selling product line, approximated 26% of our net sales for the year ended December 31, 2024.

Product development

We believe our focus on nutrition and botanical science has been a differentiator. We also believe that the combination of our internal research and development and scientific affairs teams, with the scientific expertise of outside resources, including major universities, our Global Advisory Boards and our ingredient suppliers, have given our Members and consumers increased confidence in our products.

We continue to invest in scientific and technical functions to create new and enhance existing products, including research and development, quality control, scientific affairs, and regulatory affairs. Our product development strategy focuses on innovation with the goal of offering consumers choices to meet their needs. To innovate, we look for new ingredients that deliver benefits and results, convenient product delivery formats, new categories for expansion like healthier food and snack options or other consumer preferences. Our development process emphasizes science-based ingredients and product personalization, incorporating feedback from Members and their customers to understand local preferences and needs. For instance, to accommodate growing customer demand for plant-based products, in 2023 we launched a new vegan product line in North America, Herbalife V, which is certified vegan, organic, and non-GMO. In 2024, we introduced two chewable gel supplements in Europe that are gluten-free, sugar-free, and use natural colors and flavors.

Our Global Advisory Boards are comprised of leading experts around the world in the fields of nutrition and health who educate our Members on the principles of nutrition, physical activity, diet, and healthy lifestyle. These include the Nutrition Advisory Board, The Dietetic Advisory Board, The Fitness Advisory Board, and The Outer Nutrition Advisory Board. We rely on the scientific contributions from members of our Advisory Boards and our in-house scientific team members including both research and development and scientific affairs. Together our experts work to continually upgrade existing products or introduce new products as new scientific studies become available and are accepted by regulatory authorities around the world.

COMPETITION

The nutrition industry is highly competitive. Nutrition products are sold through a number of distribution channels, including direct selling, online retailers, specialty retailers, and the discounted channels of food, drug and mass merchandise. Our competitors include companies such as BellRing Brands, Inc., Conagra Brands, Inc., The Hain Celestial Group, Inc., Post Holdings, Inc., and The Simply Good Foods Company. Additionally, we compete for the recruitment of Members from other direct selling companies, including those that market nutrition products and other entrepreneurial opportunities. Our direct-selling competitors include companies such as Medifast, Inc., Nu Skin Enterprises, Inc., USANA Health Sciences, Inc., and Amway Corp. Our ability to remain competitive depends on many factors, including having relevant products that meet consumer needs, a rewarding compensation plan, enhanced education and tools, innovation in our products and services, competitive pricing, a strong reputation, and a financially viable company.

We believe we have differentiated ourselves from our competitors through the innovation of our Members and their focus on "daily consumption" of our products. For example, Members in Mexico developed a sales strategy that became known as "Nutrition Clubs," which are brick and mortar locations where Members sell prepared, single-serving versions of our products in a setting that also provides a socially supportive community that we believe helps customers achieve their health and wellness goals. Rather than buying a 30-day supply of products, these independently owned and operated businesses allow consumers to purchase and consume our products each day. We refer to this and other similar sales strategies as "daily consumption". Other programs to drive daily consumption, whether for weight management or for improved physical fitness, include Member-conducted weight loss contests, or Weight Loss Challenges, Member-led fitness programs, or Fit Camps, and Member-led Wellness Evaluations. We call these strategies Daily Methods of Operations, or DMOs. The aim of these strategies is to drive more frequent interactions between and amongst Members and their customers, which we believe enhances the customer's experience and further builds customer loyalty.

For additional information regarding competition, see Part I, Item 1A, *Risk Factors*, of this Annual Report on Form 10-K.

OUR NETWORK MARKETING PROGRAM

General

People become Herbalife Members for a number of reasons. Many first start out as consumers of our products who want to lose weight or improve their nutrition, and are customers of our Members. Some later join Herbalife and become a Members themselves, which allows them to purchase products directly from us at a discount. Some Members are interested in the entrepreneurial opportunity to build a sustainable business and choose to become a distributor where they can earn compensation based on their sales and the sales of their team. We aim to drive sustainable growth in the sales of our products by increasing the productivity, retention and recruitment of our Member base through the structure of our network marketing program.

Segmentation

In many of our markets, including our largest markets of United States, India and Mexico, we have segmented our Member base into two categories: "preferred members" — who are consumers who wish to purchase product for their own household use, and "distributors" — who are Members who also wish to resell products or build a sales organization. Segmenting our Members allows us to more effectively communicate and market to each group, and provides us with better information about our Members. As of December 31, 2024, we had approximately 6.2 million total Members, including 3.0 million preferred members and 2.1 million distributors in the markets where we have established these two categories and 0.2 million sales representatives and independent service providers in China.

The number of preferred members and distributors do not necessarily represent the total number of Members as the numbers may change due to conversions and as we introduce segmentation in additional markets. Any future change in the number of preferred members or distributors is not necessarily indicative of our future expected financial performance.

Our Members

We believe our Members are the most important differentiator as we go to market with our nutrition products, because of the one-on-one direct contact they have with their customers, along with the education, training and community support services that we believe help improve the nutrition habits of consumers. For this reason, our relationship with our Members is key to our continued success.

To strengthen our relationship with our Members, on July 18, 2002, we entered into an agreement with our Members that provides that we will continue to distribute Herbalife products exclusively to and through our Members and that, other than changes required by applicable law or necessary in our reasonable business judgment to account for specific local market or currency conditions to achieve a reasonable profit on operations, we will not make any material changes to certain aspects of our Marketing Plan that are adverse to our Members without the support of our Member leadership. Specifically, any such changes would require the approval of at least 51% of our Members then at the level of President's Team earning at the production bonus level of 6% who vote, provided that at least 50% of those Members entitled to vote do in fact vote. We initiate these types of changes based on the assessment of what will be best for us and our Members and then submit such changes for the requisite vote. We believe that this agreement has strengthened our relationship with our existing Members, improved our ability to recruit new Members and generally increased the long-term stability of our business.

We also believe that personal and professional development is key to our Members' success and, therefore, we and our sales leader Members — those that achieve certain levels within our Marketing Plan — have meetings and events to support this important objective. We and our Member leadership, which is comprised of sales leaders, conduct in-person and virtual training sessions on local, regional, and global levels attended by thousands of Members to provide updates on product education, sales and marketing training, and instruction on available tools. These events are opportunities to showcase and disseminate our Members' evolving best marketing practices and DMOs from around the world and to introduce new or upgraded products. A variety of training and development tools are also available through online and mobile platforms.

Our Marketing Plan and Member Compensation

In addition to benefiting from discounted prices, Members interested in the entrepreneurial opportunity may earn money in several ways under our Marketing Plan. First, Members may earn a retail profit by purchasing our products at wholesale prices, discounted depending on the Member's level within our Marketing Plan, and reselling those products at a higher retail price. Second, Members who build a sales team may earn additional income based on the sales activity of their team, which may include commissions and bonuses that we call royalty overrides, production bonuses, and other bonuses. Members earning such compensation have generally attained the level of sales leader as described below. There are also many Members, which include distributors, who do not sponsor others and are generally considered discount buyers or small retailers as they do not receive additional income based on the sales activity of their team.

The basis for calculating Marketing Plan payouts varies depending on product and market: for 2024, we utilized on a weighted-average basis approximately 90% of suggested retail price, to which we applied discounts of up to 50% for distributor allowances and payout rates of up to 15% for royalty overrides, up to 7% for production bonuses, and approximately 1% for a cash bonus known as the Mark Hughes bonus. We believe that the opportunity for Members to earn royalty overrides and production bonuses contributes significantly to our ability to retain our most active and productive Members.

Our Marketing Plan uses point values, known as Volume Points, to each of our products to determine a Member's level. Outside of the United States and China, a Member accumulates Volume Points when they buy the product from us. In the United States, however, pursuant to a consent order we entered into with the Federal Trade Commission (FTC) in 2016 ("the Consent Order"), a Members does not receive Volume Points for a transaction until the product is sold to a customer at a profit and certain information is collected regarding the sale. To qualify for a higher level within our Marketing Plan, Members must achieve specified Volume Point thresholds of product sales or earn certain amounts of royalty overrides during specified time periods and generally must re-qualify each year. Qualification criteria vary somewhat by market. We have initial qualification methods of up to 12 months to encourage a more gradual qualification, which we believe has helped create sustainable growth. We believe a gradual qualification approach is important to the success and retention of new sales leaders and benefits the business in the long term as it allows new Members to obtain product and customer experience as well as additional training and education on Herbalife products, and sales strategies prior to qualifying to become a sales leader. See Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this Annual Report on Form 10-K for a further description of Volume Points and royalty overrides.

As of December 31, 2024, prior to our February re-qualification process, as described in more detail below, approximately 733,000 of our Members have attained the level of sales leader, of which approximately 705,000 have attained this level in the 94 markets where we use our Marketing Plan and 28,000 have attained this level as independent service providers operating in our China business. See *Business in China* below for a description of our business in China. The table below reflects the number of sales leaders as of the end of February of the year indicated (subsequent to the annual re-qualification process) and by region:

	Number of Sales Leaders		
	2024	**2023**	**2022**
North America.	58,782	69,586	80,278
Latin America	107,247	118,605	125,726
EMEA	162,424	170,202	183,056
Asia Pacific	242,792	223,714	201,137
Total sales leaders	571,245	582,107	590,197
China	22,794	38,317	33,486
Worldwide total sales leaders	594,039	620,424	623,683

The number of sales leaders as of December 31 will exceed the number immediately subsequent to the preceding re-qualification period because sales leaders qualify throughout the year but sales leaders who do not re-qualify are removed from the rank of sales leader the following February.

Sales Leader Retention

Our Marketing Plan generally requires each existing sales leader to re-qualify for such status each year to maintain their discount on products and be eligible to receive additional income. In February of each year, we demote from the rank of sales leader those Members who did not satisfy any re-qualification requirements during the preceding twelve months. The re-qualification requirement does not apply to new sales leaders.

For the latest twelve-month re-qualification period ending January 2025, approximately 70.3% of our sales leaders, excluding China, re-qualified, versus 68.3% for the twelve-month period ended January 2024. The table below reflects sales leader requalification rates by year and by region, which we refer to as sales leader retention:

	Sales Leader Retention Rate		
	2025	**2024**	**2023**
North America.	75.4%	70.3%	69.7%
Latin America	76.3%	70.4%	71.6%
EMEA	65.6%	66.9%	64.6%
Asia Pacific	68.8%	67.4%	66.6%
Total sales leaders	70.3%	68.3%	67.6%

The Company has adjusted the re-qualification criteria from time to time in response to evolving business objectives and market conditions. For example, in recent years certain markets have allowed Members to utilize a lower re-qualification volume threshold and the Company has continued to expand this lower re-qualification method to additional markets. Separately, with revised business requirements in place following the Consent Order, as described in *Regulation — Network Marketing Program* below, we utilize a re-qualification equalization factor in the U.S. to better align re-qualification thresholds with other markets. Also, for each of the years presented, the retention results exclude certain markets for which, due to local operating conditions, sales leaders were not required to requalify.

We believe sales leader retention rates are the result of efforts we have made to try and improve the sustainability of sales leaders' businesses, such as encouraging Members to obtain experience retailing Herbalife products before becoming a sales leader and providing them with advanced technology tools, as well as reflecting market conditions. As our business operations evolve, including the segmentation of our Member base in certain markets and changes in sales leader re-qualification thresholds for other markets, management continues to evaluate the importance of sales leader retention rate information.

Product returns and buyback policies

We offer a customer satisfaction guarantee in substantially all markets where our products are sold. If for any reason a customer or preferred member is not satisfied with an Herbalife product, they may return it or any unused portion of the product within 30 days from the time of receipt for a full refund or credit toward the exchange of another Herbalife product.

In addition, in substantially all markets, we maintain a buyback program pursuant to which we will purchase back unsold products from a distributor who decides to leave the business. Subject to certain terms and conditions that may vary by market, the buyback program generally permits a distributor to return unopened products or sales materials in marketable condition purchased within the prior twelve-month period in exchange for a refund of the net price paid for the product and, in most markets, the cost of returning the products and materials to us.

Together, product returns and buybacks were approximately 0.1% of net sales for each of the years ended December 31, 2024, 2023, and 2022.

Business in China

Our business model in China includes unique features as compared to our traditional business model in order to ensure compliance with Chinese regulations. As a result, our business model in China differs from that used in other markets. Members in China are categorized differently than those in other markets. In China, we sell our products to and through independent service providers and sales representatives to customers and preferred customers, as well as through Company-operated retail platforms when necessary.

In China, while multi-level marketing is not permitted, direct selling is permitted. Chinese citizens who apply and become Members are referred to as sales representatives. These sales representatives are permitted to sell away from fixed retail locations in the provinces where we have direct selling licenses, including in the provinces of Jiangsu, Guangdong, Shandong, Zhejiang, Guizhou, Beijing, Fujian, Sichuan, Hubei, Shanxi, Shanghai, Jiangxi, Liaoning, Jilin, Henan, Chongqing, Hebei, Shaanxi, Tianjin, Heilongjiang, Hunan, Guangxi, Hainan, Anhui, Yunnan, Gansu, Ningxia, and Inner Mongolia. In Xinjiang province, where we do not have a direct selling license, we have a Company-operated retail store that can directly serve customers and preferred customers. With online orderings throughout China, there has been a declining demand in Company-operated retail stores.

Sales representatives receive scaled rebates based on the volume of products they purchase. Sales representatives who reach certain volume thresholds and meet certain performance criteria are eligible to apply to provide marketing, sales and support services. Once their application is accepted, they are referred to as independent service providers. Independent service providers are independent business entities that are eligible to receive compensation from Herbalife for the marketing, sales and support services they provide so long as they satisfy certain conditions, including procuring the requisite business licenses, having a physical business location, and complying with all applicable Chinese laws and Herbalife rules.

In China, our independent service providers are compensated for marketing, sales support, and other services, instead of the Member allowances and royalty overrides utilized in our global Marketing Plan. The service hours and related fees eligible to be earned by the independent service providers are based on a number of factors, including the sales generated through them and through others to whom they may provide marketing, sales support and other services, the quality of their service, and other factors. Total compensation available to our independent service providers in China can generally be comparable to the total compensation available to other sales leaders globally. The Company does this by performing an analysis in our worldwide system to estimate the potential compensation available to the service providers, which can generally be comparable to that of sales leaders in other countries. After adjusting such amounts for other factors and dividing by each service provider's hourly rate, we then notify each independent service provider the maximum hours of work for which they are eligible to be compensated in the given month. In order for a service provider to be paid, the Company requires each service provider to invoice the Company for their services.

RESOURCES

We seek to provide the highest quality products to our Members and their customers through our "seed to feed" strategy, which includes significant investments in obtaining quality ingredients from traceable sources, qualified by scientific personnel through product testing, and increasing the amount of self-manufacturing of our products.

Ingredients and Raw Materials

Our seed to feed strategy is rooted in using quality ingredients from traceable sources. We source a significant amount of our ingredients and raw materials from U.S., China, Europe, and India from well-established, reputable suppliers in their respective field. These suppliers typically utilize similar quality processes, equipment, expertise, and having traceability as we do with our own modern quality processes. As part of our program to better ensure the procurement of high-quality ingredients, we also test our incoming ingredients and raw materials for compliance to potency, identity, and adherence to strict specifications. Our procurement process for many of our botanical products now stretches back to the farms and includes self-processing of teas and herbal ingredients into finished raw materials at our own facilities. As it relates primarily to our tea ingredients, our Changsha, China facility provides high quality tea and herbal raw materials to our manufacturing facilities as well as our third-party contract manufacturers around the world.

Manufacturing

The next key component of our seed to feed strategy involves the high-quality manufacturing of these ingredients and raw materials into finished products, which are produced at both third-party manufacturers and our own manufacturing facilities. As part of our long-term strategy, we seek to expand and increase our self-manufacturing capabilities. Our manufacturing facilities, known as Herbalife Innovation and Manufacturing Facilities, or HIMs, include HIM Lake Forest and HIM Winston-Salem, located in the U.S., and HIM Suzhou and HIM Nanjing, located in China. Our U.S. HIM facilities produce products for the majority of our markets globally which include our larger markets such as the U.S., Mexico and Vietnam but exclude markets such as China and India. Our China HIM facilities produce products primarily for our China market. HIM Winston-Salem is currently our largest manufacturing facility at approximately 800,000 square feet. Together, our HIM facilities produce approximately 47% of our inner nutrition products sold worldwide. Self-manufacturing also allows us to maintain control over our efforts to reduce the negative environmental impact of our operations and supply chain and to help mitigate climate risk. The Company plans to integrate its HIM Nanjing facility with its HIM Suzhou facility in order to streamline its production process in China prior to the HIM Nanjing lease expiring in June 2025.

In addition to streamlining certain of our manufacturing processes, we are also exploring methods to reduce costs relating to our packaging and handling materials. For example, we are currently modernizing our product packaging which includes implementing solutions to reduce usage of waste-prone materials (such as single-use plastics) and incorporate the usage of recycled materials. Herbalife is committed to making great products with integrity and ensuring we utilize efficient and effective processes.

Our finished products are analyzed for label claims and tested for microbiological purity, thereby verifying that our products comply with food safety standards, meet label claims and have met other quality standards. For self-manufactured products, we conduct our testing in-house at our fully-equipped, modern quality control laboratories in the U.S. and China. We have a total of eight laboratories, including five quality control laboratories located in Southern California; Changsha, China; Winston-Salem, North Carolina; Suzhou, China; and Nanjing, China, as well as three Centers of Excellence laboratories located in Southern California, Changsha, China, and Bangalore, India. All HIM quality control labs contain similar modern analytical equipment and are backed by the expertise in testing and methods development of our scientists. In our U.S. HIM facilities, which manufacture products for the U.S. and most of our international markets, we operate and adhere to the regulations established by the U.S. Food and Drug Administration, or FDA, and strict Current Good Manufacturing Practice regulations, or CGMPs, for food, acidified foods, and dietary supplements.

We also work closely with our third-party manufacturers to ensure high quality products are produced and tested through a vigorous quality control process at approved qualified contract manufacturer labs or third-party labs. For these products manufactured at other facilities, we combine four elements to ensure quality products: (1) the same selectivity and assurance in ingredients as noted above; (2) use of reputable, CGMP-compliant, quality- and sustainability-minded manufacturing partners; (3) supplier qualification through annual audit programs; and (4) significant product quality testing. Globally, we have contract manufacturers strategically located in countries such as India, Italy, U.S., Brazil, South Korea, Taiwan, Germany, and the Netherlands. During 2024, based on our total products produced and then sold worldwide, we purchased approximately 23% of our products from our top three third-party manufacturers.

Infrastructure and Technology

Our direct-selling business model enables us to grow our business with moderate investment in infrastructure and fixed costs. We incur no direct incremental cost to add a new Member in our existing markets, and our Member compensation varies directly with product sales. In addition, our Members also bear a portion of our consumer marketing expenses, and our sales leaders sponsor and coordinate Member recruiting and most meeting and training initiatives. Additionally, our infrastructure features scalable production and distribution of our products as a result of having our own manufacturing facilities and numerous third-party manufacturing relationships, as well as our global footprint of in-house and third-party distribution centers.

An important part of our seed to feed strategy is having an efficient infrastructure to deliver products to our Members and their customers. We are continuing to improve our distribution channels relating to home delivery as we expect to see continued increasing demands for our products being shipped to our Members in certain of our larger markets. Additionally, as the shift in consumption patterns continue, one focus of this strategy is to optimize product access points in order to reflect an increasing daily consumption focus for our Members and their customers. We have both Company-operated and outsourced distribution points ranging from our "hub" distribution centers in Los Angeles, Memphis, and Venray, Netherlands, to mid-size distribution centers in major countries, to small pickup locations spread throughout the world. In addition to these distribution points, we partner with certain retail locations to provide Member pickup points in areas which are not well serviced by our distribution points. We have also identified a number of methods and approaches that better support Members by providing access points closer to where they do business and by improving product delivery efficiency through our distribution channels. Specific methods vary by markets and consider local Member needs and available resources. In aggregate, we have approximately 1,000 distribution points and partner retail locations around the world. During 2024, the Company strategically consolidated many of its distribution points in its Mexico market in order to increase the distribution efficiency. In addition to our distribution points, we contract third party-run drop-off locations where we can ship to and Members can pick up ordered products.

We leverage our technology infrastructure in order to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in technology, evolving industry and regulatory standards, emerging data security risks, and changing user patterns and preferences. We also continue to invest in our manufacturing and operational infrastructure to accelerate new products to market and accommodate planned business growth. We invest in business intelligence tools to enable better analysis of our business and to identify opportunities for growth. We will continue to build on these platforms to take advantage of the rapid development of technology around the globe to support a more robust Member and customer experience. In addition, we leverage an Oracle business suite platform to support our business operations, improve productivity and support our strategic initiatives. Our investment in technology infrastructure helps support our capacity to grow. In 2021, we also initiated a global transformation program to optimize global processes for future growth, or the Transformation Program. The Transformation Program involves the investment in certain new technologies and the realignment of infrastructure and the locations of certain functions to better support distributors and customers. The Transformation Program was substantially completed in 2024 as described further in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this Annual Report on Form 10-K and Note 14, *Restructuring Activities*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K.

In addition, many Members rely on the use of technology to support their goals and businesses. As part of our continued investment in technology to further support our Members and drive long-term growth, we have enhanced our product access and distribution network to support higher volumes of online or mobile orders, allowing Members and their customers to select home or business delivery options. We have also implemented information technology systems to support Members and their increasing demand to be more connected to Herbalife, their business, and their customers by improving our core Herbalife.com and MyHerbalife platform and tools such as HN MyClub, Engage, Bizworks and Herbalife Hub. These tools allow our Members to manage their business, communicate with their customers and place orders more efficiently and effectively. During 2022, we also commenced our Herbalife One program to develop a new enhanced platform to provide enhanced digital capabilities and experiences to our Members. This is a multi-year program and our expenditures have increased as result of our investments in this Herbalife One program as described further in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this Annual Report on Form 10-K.

Intellectual Property and Branding

Marketing foods and supplement products on the basis of sound science means using ingredients in the composition and quantity reported to be effective in the relevant scientific literature. Use of these ingredients for their well-established purposes is by definition not novel, and for that reason, most food uses of these ingredients are not subject to patent protection. Notwithstanding the absence of patent protection, we do own proprietary formulations for substantially all of our weight management products and dietary and nutritional supplements. We take care in protecting the intellectual property rights of our proprietary formulas by restricting access to our formulas within the Company to those persons or departments that require access to them to perform their functions, and by requiring our finished goods suppliers and consultants to execute supply and non-disclosure agreements that contractually protect our intellectual property rights. Disclosure of these formulas, in redacted form, to government offices is also necessary to obtain product registrations in many countries or to respond to regulatory inquiries. We also make efforts to protect certain unique formulations under patent law. We strive to protect all new product developments as the confidential trade secrets of the Company.

We use the umbrella trademarks *Herbalife*®, *Herbalife Nutrition*®, the Tri-Leaf device, and the Rising Leaf designs worldwide, and protect several other trademarks and trade names related to our products and operations, such as *Niteworks*® and *Liftoff*®. Our trademark registrations are issued through the United States Patent and Trademark Office, or USPTO, and comparable agencies in the foreign countries. We believe our trademarks and trade names contribute to our brand awareness.

To increase our brand awareness, we and our Members use a variety of tools and marketing channels. These can include anything from traditional media to social media and alliances with partners who can promote our goal of better living through nutrition. Herbalife sponsorships of and partnerships with featured athletes, teams, and events promote brand awareness and the use of Herbalife products. We continue to build brand awareness with a goal towards becoming the most trusted brand in nutrition. We also work to leverage the power of our Member base as a marketing and brand-building tool. We maintain a brand style guide and brand asset library so that our Members have access to the Herbalife brand logo and marketing materials for use in their marketing efforts.

REGULATION

General

In our United States and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations and guidance, court decisions and similar constraints that regulate the conduct of our business. Such laws, regulations and other constraints exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions, and include regulations pertaining to: (1) the formulation, manufacturing, packaging, labeling, distribution, importation, sale, and storage of our products; (2) product claims and advertising, including direct claims and advertising by us, as well as claims and advertising by Members, for which we may be held responsible; (3) our network marketing program; (4) transfer pricing and similar regulations that affect the level of U.S. and foreign taxable income and customs duties; (5) taxation of our Members (which in some instances may impose an obligation on us to collect the taxes and maintain appropriate records); (6) our international operations, such as import/export, currency exchange, repatriation and anti-bribery regulations; (7) antitrust issues; (8) privacy and data protection; and (9) the independent contractor status of our Members. See Part I, Item 1A, *Risk Factors*, of this Annual Report on Form 10-K for additional information.

Products

Our products are generally classified as food or supplements under the various regulations that pertain to our products around the world. In the United States, the formulation, manufacturing, packaging, holding, labeling, promotion, advertising, distribution, and sale of our products are subject to regulation by various federal governmental agencies, including: (1) the FDA; (2) the FTC; (3) the Consumer Product Safety Commission, or CPSC; (4) the United States Department of Agriculture, or USDA; (5) the Environmental Protection Agency, or EPA; (6) the United States Postal Service; (7) United States Customs and Border Protection; and (8) the Drug Enforcement Administration. Our activities also are regulated by various state agencies, localities and foreign countries in which our products are manufactured, distributed, or sold.

The FDA, in particular, regulates the formulation, manufacture, and labeling of over-the-counter, or OTC, drugs, conventional foods, dietary supplements, and cosmetics such as those distributed by us. Among other obligations, FDA regulations require us and our contract manufacturers to meet relevant CGMP regulations for the preparation, packaging, holding, and distribution of OTC drugs, cosmetics, and dietary supplements. The CGMPs are designed to ensure that OTC drugs, cosmetics, and dietary supplements are not adulterated with contaminants or impurities and are labeled to accurately reflect the ingredients in the products and the products' intended use. The FDA also generally requires identity testing of all incoming dietary ingredients used in dietary supplements. We have implemented a comprehensive quality assurance program that is designed to maintain compliance with the CGMPs for products manufactured by us or on our behalf for distribution in the United States. As part of this program, we have regularly implemented enhancements, modifications and improvements to our manufacturing and corporate quality processes. We believe that we and our contract manufacturers are compliant with the CGMPs and other applicable manufacturing regulations in the United States.

The U.S. Dietary Supplement Health and Education Act of 1994, or DSHEA, regulates the composition and labeling of dietary supplements. Under DSHEA, dietary supplement may only make substantiated structure/function claims, which are claims that the product affects the structure or function of the body. They may not bear any claim that the product can prevent, treat, cure, mitigate or diagnose disease as that would be a drug claim. Apart from DSHEA, the agency permits companies to use FDA-approved full and qualified health claims for food and supplement products containing specific ingredients that meet stated requirements.

U.S. law also requires that all serious adverse events occurring within the United States involving OTC drugs, cosmetics, or dietary supplements be reported to the FDA. We believe that we are in compliance with these laws having implemented a worldwide procedure governing adverse event identification, investigation and reporting. As a result of reported adverse events, we may from time to time elect, or be required, to remove a product from a market, either temporarily or permanently.

Some of the products marketed by us are considered conventional foods and are currently labeled as such. Within the United States, this category of products is subject to the federal Nutrition, Labeling and Education Act, or NLEA, and regulations promulgated under the NLEA. The NLEA regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in the product. The ingredients in conventional packaged foods must either be generally recognized as safe by experts for the purposes to which they are put in foods, or be approved as food additives under FDA regulations.

The federal Food Safety Modernization Act, or FSMA, is also applicable to some of our business. We follow a food safety plan and have implemented preventive measures required by the FSMA. Foreign suppliers of our raw materials are also subject to FSMA requirements, and we have implemented a verification program to comply with the FSMA. Dietary supplements manufactured in accordance with CGMPs and foods manufactured in accordance with the low acid food regulations are exempt.

The FTC, which exercises jurisdiction over the advertising of all of our products in the United States, has in the past several years instituted enforcement actions against several dietary supplement and food companies and against manufacturers of weight loss products generally for false and misleading advertising of some of their products. In addition, the FTC has increased its scrutiny of the use of testimonials, which we also utilize, as well as the role of expert endorsers and product clinical studies. We cannot be sure that the FTC, or comparable foreign agencies, will not question our advertising or other operations in the future.

We are subject to a permanent injunction issued in October 1986 pursuant to the settlement of an action instituted by the California Attorney General, the State Health Director and the Santa Cruz County District Attorney. We consented to the entry of this injunction without in any way admitting the allegations of the complaint. The injunction prevents us from making specified claims in advertising of our products, but does not prevent us from continuing to make specified claims concerning our products provided that we have a reasonable basis for making the claims. The injunction also prohibits certain recruiting-related investments from Members and mandates that payments to Members be premised on retail value (as defined); the injunction provides that we may establish a system to verify or document such compliance.

In foreign markets, prior to commencing operations and prior to making or permitting sales of our products in the market, we may be required to obtain an approval, license or certification from the relevant country's ministry of health or comparable agency. Prior to entering a new market in which a formal approval, license or certificate is required, we work with local authorities in order to obtain the requisite approvals. The approval process generally requires us to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. The approvals may be conditioned on reformulation of our products, or may be unavailable with respect to some products or some ingredients.

In Europe, for example, where an EU Health Claim regulation is in effect, the European Food Safety Authority, or EFSA, issued opinions following its review of a number of proposed claims documents. ESFA's opinions, which have been accepted by the European Commission, have limited the use of certain nutrition-specific claims made for foods and food supplements. Accordingly, we revised affected product labels to ensure regulatory compliance.

U.S. FTC Consent Order

We are subject to a Consent Order entered into between us and the FTC in July 2016 to resolve a multi-year investigation. Pursuant to the Consent Order, we are required to categorize all existing and future Members in the U.S. as either "preferred members" — who are our customers and can purchase products directly from us at a discount for their own household use and who do not have the right to resell or build a sales team — or "distributors" — who purchase products for their own household use and also have the right to sell them to others and build sales teams. The Consent Order also requires us to compensate distributors in the US based on (1) purchases by preferred members; (2) demonstrated profitable retail sales to end-use customers; and (3) purchases by distributors for personal consumption within allowable limits. The Consent Order also requires distributors to meet certain conditions before entering into leases for their Herbalife business in the United States, including leases used to open Nutrition Clubs.

The Consent Order also prohibits us from making expressly or by implication, any misrepresentation regarding certain lifestyles or amount or level of income, including full-time or part-time income that a participant can reasonably expect to earn in our network marketing program. The Consent Order also prohibits us and our distributors from misrepresenting that participation in the network marketing program will result in a lavish lifestyle and from using images or descriptions to represent or imply that participation in the program is likely to result in a lavish lifestyle. In addition, the Consent Order prohibits misrepresentations regarding any fact material to participation such as the cost to participate or the amount of income likely to be earned. The Consent Order also requires us to clearly and conspicuously disclose information related to our refund and buyback policy on certain company materials and websites.

Other Regulations of our Network Marketing Program

On January 4, 2018, the FTC released its nonbinding Business Guidance Concerning Multi-Level Marketing, or MLM Guidance. The MLM Guidance explains, among other things, lawful and unlawful compensation structures, the treatment of personal consumption by participants in determining if an MLM's compensation structure is unfair or deceptive, and how an MLM should approach representations to current and prospective participants. We believe our current business practices, which include new and enhanced procedures implemented in connection with the Consent Order, are in compliance with the MLM Guidance.

Additionally, the FTC has promulgated nonbinding Guides Concerning the Use of Endorsements and Testimonials in Advertising, or Guides, which explain how the FTC interprets Section 5 of the FTC Act's prohibition on unfair or deceptive acts or practices. Consequently, the FTC could bring a Section 5 enforcement action based on practices that are inconsistent with the Guides. Under the Guides, advertisements that feature a consumer and convey his or her atypical experience with a product or service are required to clearly disclose the typical results that consumers can generally expect. The revised Guides also require advertisers to disclose connections between the advertiser and any endorsers that consumers might not expect, known as "material connections." We have adapted our practices and rules regarding the practices of our Members to comply with the Guides and to comply with the Consent Order.

We also are subject to the risk of private party challenges to the legality of our network marketing program both in the United States and internationally. For example, in *Webster v. Omnitrition International, Inc.*, 79 F.3d 776 (9th Cir. 1996), the network marketing program of Omnitrition International, Inc., or Omnitrition, was challenged in a class action by Omnitrition distributors who alleged that it was operating an illegal "pyramid scheme" in violation of federal and state laws. We believe that our network marketing program satisfies federal and other applicable state statutes and case law.

In some countries, regulations applicable to the activities of our Members also may affect our business because in some countries we are, or regulators may assert that we are, responsible for our Members' conduct. In these countries, regulators may request or require that we take steps to ensure that our Members comply with local regulations. The types of regulated conduct include: (1) representations concerning our products; (2) income representations made by us and/or Members; (3) public media advertisements, which in foreign markets may require prior approval by regulators; (4) sales of products in markets in which the products have not been approved, licensed or certified for sale; and (5) classification by government agencies of our Members as employees of the Company.

In some markets, it is possible that improper product claims by Members could result in our products being reviewed by regulatory authorities and, as a result, being classified or placed into another category as to which stricter regulations are applicable. In addition, we might be required to make labeling changes.

We also are subject to regulations in various foreign markets pertaining to social security assessments and employment and severance pay requirements. As an example, in some markets, we are substantially restricted in the amount and types of rules and termination criteria that we can impose on Members without having to pay social security assessments on behalf of the Members and without incurring severance obligations to terminated Members. In some countries, we may be subject to these obligations in any event.

It is an ongoing part of our business to monitor and respond to regulatory and legal developments, including those that may affect our network marketing program. However, the regulatory requirements concerning network marketing programs do not include bright line rules and are inherently fact-based. An adverse judicial or regulatory determination with respect to our network marketing program could have a material adverse effect on our business, financial condition, and operating results and may also result in negative publicity, requirements to modify our network marketing program, or a negative impact on Member morale. In addition, adverse rulings by courts in any proceedings challenging the legality of network marketing systems, even in those not involving us directly, could have a material adverse effect on our operations.

Although questions regarding the legality of our network marketing program have come up in the past and may come up from time to time in the future, we believe, based in part upon guidance to the general public from regulatory bodies, including the FTC, that our network marketing program is compliant with applicable law.

Compliance Procedures

As indicated above, Herbalife, our products and our network marketing program are subject, both directly and indirectly through Members' conduct, to numerous federal, state and local regulations, in the United States and foreign markets. We have long since had formal compliance measures to train, monitor and enforce our rules, including prohibitions on making false and misleading income, product or therapeutic claims. We employ a corrective action program that is designed to proactively identify potentially problematic behavior, investigate complaints and remedy any identified violations of our rules through appropriate sanctions, including warnings, fines, suspensions and, when necessary, terminations. We also generally reject applications from individuals who do not reside in one of our approved markets and employ a sanctions compliance program designed to comply with relevant U.S. and foreign sanctions.

In order to comply with regulations that apply to both us and our Members, we research the applicable regulatory framework prior to entering any new market to identify necessary licenses and approvals and applicable limitations relating to our operations in that market and then work to bring our operations into compliance with the applicable limitations and to maintain such licenses. Typically, we conduct this research with the assistance of local legal counsel and other representatives. We also research laws applicable to Member operations and revise or alter our Member applications, rules, and other training materials and programs to provide Members with guidelines for operating their independent business, marketing and distributing our products and similar matters, as required by applicable regulations in each market. While we have rules and guidelines for our Members and monitor their market conduct, we are, however, unable to ensure that our Members will not distribute our products in countries where we have not commenced operations.

In addition, regulations in existing and new markets often are ambiguous and subject to considerable interpretive and enforcement discretion by the responsible regulators. Moreover, even when we believe that we and our Members are in compliance with all applicable regulations, new regulations are being added regularly and the interpretation of existing regulations is subject to change. Further, the content and impact of regulations to which we are subject may be influenced by public attention directed at us, our products, or our network marketing program, so that extensive adverse publicity about us, our products, or our network marketing program may increase the likelihood regulatory scrutiny or action.

Income Tax, Transfer Pricing, and Other Taxes

In many countries, including the United States, we are subject to income tax, transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned by our U.S. and local entities and are taxed accordingly. In addition, our operations are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products.

Although we believe that we are in substantial compliance with all applicable tax rules, regulations, and restrictions, we are subject to the risk that governmental authorities could assert that additional taxes are owed based on findings of their audit. For example, we are currently subject to pending or proposed audits that are at various levels of review, assessment or appeal in a number of jurisdictions involving transfer pricing issues, income taxes, duties, value added taxes, withholding taxes and related interest and penalties in material amounts. In some circumstances, additional taxes, interest and penalties have been assessed, and we will be required to appeal or litigate to reverse the assessments. We have taken advice from our tax advisors and believe that there are substantial defenses to the allegations that additional taxes are owed, and we are vigorously defending against the imposition of additional proposed taxes. The ultimate resolution of these matters may take several years, and the outcome is uncertain.

In the event that the audits or assessments are concluded adversely, we may or may not be able to offset or mitigate the consolidated effect of foreign income tax assessments through the use of U.S. foreign tax credits. The laws and regulations governing U.S. foreign tax credits are complex and subject to periodic legislative amendment, and there are restrictions on the utilization of U.S. foreign tax credits. Therefore, we cannot be sure that we would in fact be able to take advantage of any foreign tax credits in the future.

HUMAN CAPITAL

At Herbalife, our commitment to improving lives and our communities is at the core of everything we do. This commitment also informs how we value and treat our employees. We seek to provide a work environment where employees can grow and thrive while supporting our Members and their customers. We believe attracting, developing, engaging, and retaining a qualified talented and diverse workforce are critical factors that contribute to the success and growth of our business.

We have operations globally, requiring investment to assess local labor market conditions and recruit and retain the appropriate workforce. Having a business presence in multiple domestic and international markets also requires us to monitor local labor and employment laws for which we often engage third-party advisors. We monitor the talent needs of our departments and functions with particular focus on the areas where human capital resources are important to daily operations to ensure we can timely manufacture, distribute, and sell products to our Members. As of December 31, 2024, we had approximately 8,600 employees, of which approximately 2,300 were located in the United States.

Talent Acquisition and Development

We seek to attract and retain top talent by utilizing a global recruitment strategy, tools and processes. Globally, we foster inclusive hiring practices to promote a diverse workforce.

Investment in our employees' professional growth and development is important and helps establish a strong foundation for long-term success. At our Company, we strive to create a learning culture, one in which development is an ongoing focus for all employees and managers. We invest in our employees' development through a variety of programs. These programs are designed to help our employees grow professionally and strengthen their skills throughout their careers. Examples of these programs include the following:

- Training Programs — We provide our employees access to an internal learning management system, Herbalife University, which provides professional development courses, technical training, and compliance training to all employees globally.

- Educational Assistance — Another way we support employees' professional development is by offsetting a portion of the cost of higher education. Program offerings and eligibility vary by region and may include partial reimbursement of tuition fees incurred for undergraduate and graduate degrees, certificate programs, or skills-based courses.

Compensation and Benefits

Our Board of Directors and its Compensation Committee establish our general compensation philosophy and oversee and approve the development, adoption, and implementation of compensation policies and programs, which are set at a global level, but also adapted to meet local country requirements as needed. We provide competitive base pay that aligns with employee positions, skill levels, experience, contributions, and geographic location. In addition to base pay, we seek to reward employees with annual incentive awards, recognition programs, and equity awards for employees at certain job grades. Our benefit programs are designed to enhance employee well-being and assist employees in the event of illness, injury, or disability. To this end, we offer benefits that vary worldwide, but may include health insurance, retirement savings programs, and wellness incentives designed to promote a healthy and active lifestyle.

Safety, Health, and Well-Being

As a nutrition company, we believe the safety, health, and well-being of our employees is of the utmost importance. We endeavor to promote these principles by providing a safe and healthy work environment and encouraging healthy, active lifestyles. Our efforts to provide a safe workplace are guided by various formal policies and programs, which are designed to protect employees, contractors, and visitors from accidents, illnesses, and injuries, while operating in compliance with applicable regulations, including OSHA guidelines in the U.S.

We also follow policies and programs regarding material health and safety risks, workplace violence prevention, and incident response and management. In the U.S., our manufacturing facilities in Winston-Salem and Lake Forest are ISO 45001 certified, an international standard for occupational health and safety management.

Our employee wellness program is a critical part of our employer brand and aligns with our identity as a leader in the health and wellness industry. In 2024, our "Wellness For Life" program offered employees a suite of activities to achieve wellness through quarterly fitness challenges and movement conditioning routines, nutrition, intellectual well-being and financial literacy. In 2023 and continuing into 2024, we launched the "Industrial Athlete" program at our US Manufacturing and Distribution facilities targeted to help prevent musculoskeletal injuries. This initiative involves pre-shift exercise routines led by trained line leaders, ensuring all employees engage in light exercises before starting their shifts.

Our Members

We are dependent on our Members to sell and promote our products to their customers. We frequently interact and work directly with our sales leaders to explore ways to support our and our Members' businesses, and their customers' personal goals of living a healthier and more active lifestyle. See the *Our Network Marketing Program — Our Marketing Plan and Member Compensation* section above for sales leader and requalification metrics and further discussion on our sales leaders.

Available Information

Our Internet website address is *www.herbalife.com* and our investor relations website is *ir.herbalife.com.* We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practical after we file such material with, or furnish it to, the Securities and Exchange Commission, or SEC. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at *www.sec.gov.* We also make available free of charge on our investor relations website at *ir.herbalife.com* our Principles of Corporate Governance, our Code of Conduct, and the Charters of our Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee, and ESG Committee of our board of directors. Unless expressly noted, the information on our website, including our investor relations website, or any other website is not incorporated by reference in this Annual Report on Form 10-K and should not be considered part of this Annual Report on Form 10-K or any other filing we make with the SEC.

Item 1A. *Risk Factors*

Please carefully consider the following discussion of significant factors, events, and uncertainties that make an investment decision regarding our securities risky. The factors, events, uncertainties, and consequences discussed in these risk factors could, in circumstances we may not be able to accurately predict, recognize, or control, have a material adverse effect on our business, reputation, prospects, financial condition, operating results, cash flows, liquidity, and share price. These risk factors do not identify all risks that we face. We could also be affected by factors, events, or uncertainties that are not presently known to us or that we currently do not consider to present material risks.


Risk Factor Summary


This risk factor summary contains a high-level summary of certain of the principal factors, events and uncertainties that make an investment in our securities risky, including risks related to our business and industry, risks related to regulatory and legal matters, risks related to our international operations, risks related to our indebtedness and risks related to our common shares. The following summary is not complete and should be read together with the more detailed discussion of these and the other factors, events, and uncertainties set forth below before making an investment decision regarding our securities. The principal factors, events, and uncertainties that make an investment in our securities risky include the following:

Risks Related to Our Business and Industry

- Our failure to establish and maintain Member and sales leader relationships could negatively impact sales of our products and materially harm our business, financial condition, and operating results.

- Because we cannot exert the same level of influence or control over our Members as we could if they were our employees, our Members could fail to comply with applicable law or our rules and procedures, which could result in claims against us that could materially harm our business, financial condition, and operating results.

- Adverse publicity associated with our Company or the direct-selling industry could materially harm our business, financial condition, and operating results.

- Our failure to compete successfully could materially harm our business, financial condition, and operating results.

- Our contractual obligation to sell our products only through our Member network and to refrain from changing certain aspects of our Marketing Plan may limit our growth.

- Our failure to appropriately respond to changing consumer trends, preferences, and demand for new products and product enhancements could materially harm our Member relationships, Members' customer relationships, and product sales or otherwise materially harm our business, financial condition, and operating results.

- If we fail to further penetrate existing markets, the growth in sales of our products, along with our operating results, could be negatively impacted.

- Since one of our products constitutes a significant portion of our net sales, significant decreases in consumer demand for this product or our failure to produce a suitable replacement could materially harm our business, financial condition, and operating results.

- Our business could be materially and adversely affected by natural disasters, other catastrophic events, acts of war or terrorism, cybersecurity incidents, pandemics, and/or other acts by third parties.

- We depend on the integrity and reliability of our information technology infrastructure, and any related interruptions or inadequacies may have a material adverse effect on our business, financial condition, and operating results.

- Disruption of supply, shortage, or increases in the cost of ingredients, packaging materials, and other raw materials as well as climate change could materially harm our business, financial condition, and operating results.

- If any of our manufacturing facilities or third-party manufacturers fail to reliably supply products to us at required levels of quality or fail to comply with applicable laws, our financial condition and operating results could be materially and adversely impacted.

- If we lose the services of members of our senior management team, our business, financial condition, and operating results could be materially harmed.

- Our share price may be adversely affected by third parties who raise allegations about our Company.

- ESG matters, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition, and operating results and may damage our reputation.

Risks Related to Regulatory and Legal Matters

- Our products are affected by extensive regulations and our failure or our Members' failure to comply with any regulations could lead to significant penalties or claims, which could materially harm our financial condition and operating results.

- Our network marketing program is subject to extensive regulation and scrutiny and any failure to comply, or alteration to our compensation practices in order to comply, with these regulations could materially harm our business, financial condition, and operating results.

- We are subject to the Consent Order with the FTC, the effects of which, or any failure to comply therewith, could materially harm our business, financial condition, and operating results.

- Our actual or perceived failure to comply with privacy and data protection laws, rules, and regulations could materially harm our business, financial condition, and operating results.

- We are subject to material product liability risks, which could increase our costs and materially harm our business, financial condition, and operating results.

- If we fail to protect our intellectual property, our ability to compete could be negatively affected, which could materially harm our financial condition and operating results.

- If we infringe the intellectual property rights of others, our business, financial condition, and operating results could be materially harmed.

- We may be held responsible for additional compensation, certain taxes, or assessments relating to the activities of our Members, which could materially harm our financial condition and operating results.

Risks Related to Our International Operations

- A substantial portion of our business is conducted in foreign jurisdictions, exposing us to the risks associated with international operations.

- We are subject to the anti-bribery laws, rules, and regulations of the United States and the other foreign jurisdictions in which we operate.

- If we do not comply with transfer pricing, income tax, customs duties, VAT, and similar regulations, we may be subject to additional taxes, customs duties, interest, and penalties in material amounts, which could materially harm our financial condition and operating results.

- Our business in China is subject to general, as well as industry-specific, economic, political, and legal developments and risks and requires that we utilize a modified version of the business model we use elsewhere in the world.

Risks Related to Our Indebtedness

- The terms and covenants in our existing indebtedness could limit our discretion with respect to certain business matters, which could harm our business, financial condition, and operating results.

- The conversion or maturity of our convertible notes may adversely affect our financial condition and operating results, and their conversion into common shares could have a dilutive effect that could cause our share price to go down.

Risks Related to Our Common Shares

- Holders of our common shares may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

- Certain provisions in our convertible senior notes and the related indentures, as well as Cayman Islands law and our articles of association, could delay or prevent an otherwise beneficial takeover or takeover attempt of us.

- There is uncertainty as to shareholders' ability to enforce certain foreign civil liabilities in the Cayman Islands.

- U.S. Tax Reform may adversely impact certain U.S. shareholders of the Company.

Risks Related to Our Business and Industry

Our failure to establish and maintain Member and sales leader relationships could negatively impact sales of our products and materially harm our business, financial condition, and operating results.

We distribute our products exclusively to and through our independent Members, and we depend on them directly for substantially all of our sales. To increase our revenue, we must increase the number and productivity of our Members. Accordingly, our success depends in significant part on our relationships with our sales leaders and our ability to recruit, retain, and motivate a large base of Members, including through an attractive compensation plan, the quality of our reputation, the maintenance of an attractive product portfolio, the breadth and quality of our Member services, and other incentives. The loss of a significant number of Members, changes to our network marketing program, our inability to respond to Member demand or generate sufficient interest in our business opportunities, products, or services, decreases in Member engagement, loss of Member or consumer confidence, or any legal or regulatory impact to our Members' ability to conduct their business could negatively impact sales of our products and our ability to attract and retain Members, each of which could have a material adverse effect on our business, financial condition, and operating results. In our efforts to attract and retain Members, we compete with other direct-selling organizations. In addition, our Member organization has a high turnover rate, which is common in the direct-selling industry, in part because our Members, including our sales leaders, may easily enter and exit our network marketing program without facing a significant investment or loss of capital. For example, the upfront financial cost to become a Member is low, we do not have time or exclusivity requirements, we do not charge for any required training, and, in substantially all jurisdictions, we maintain a buyback program.

For additional information regarding sales leader retention rates, see Part I, Item 1, *Business*, of this Annual Report on Form 10-K.

Because we cannot exert the same level of influence or control over our Members as we could if they were our employees, our Members could fail to comply with applicable law or our rules and procedures, which could result in claims against us that could materially harm our business, financial condition, and operating results.

Our Members are independent contractors and, accordingly, we are not in a position to provide the same direction, motivation, and oversight as we could if Members were our employees. As a result, there can be no assurance that our Members will participate in our marketing strategies or plans, accept our introduction of new products, or comply with applicable legal requirements or our rules and procedures.

We are subject to extensive federal, state, local, and foreign laws, rules, and regulations that regulate our business, products, direct sales channel, and network marketing program. See the *Regulation* section of Part I, Item 1, *Business*, of this Annual Report on Form 10-K for additional information. While we have implemented policies and procedures designed to govern Member conduct and to protect the goodwill associated with Herbalife, it can be difficult to enforce these policies and procedures because of our large number of Members and their status as independent contractors and because our policies and procedures differ by jurisdiction as a result of varying local legal requirements. In addition, although we train our Members and attempt to monitor our Members' marketing materials, we cannot ensure that our Members will comply with applicable legal requirements or our policies and procedures or that such marketing materials or other Member practices comply with applicable laws, rules, and regulations. It is possible that a court could hold us liable for the actions of our Members, which could materially harm our business, financial condition, and operating results.

Adverse publicity associated with our Company or the direct-selling industry could materially harm our business, financial condition, and operating results.

Our reputation and the quality of our brand are critical to our business, and the size and success of our Member organization, our operating results, and our share price may be significantly affected by the public's perception of Herbalife and other direct-selling companies. This perception is dependent upon opinions concerning a number of factors, including:

- the safety, quality, and efficacy of our products, as well as those of similar companies;

- our Members;

- our network marketing program or the attractiveness or viability of the financial opportunities it may provide;

- the direct-selling business generally;

- actual or purported failure by us or our Members to comply with applicable laws, rules, and regulations, including those regarding product claims and advertising, good manufacturing practices, the regulation of our network marketing program, the registration of our products for sale in our target markets, or other aspects of our business;

- our commitment to ESG matters and our ESG practices;

- the security of our information technology infrastructure; and

- actual or alleged impropriety, misconduct, or fraudulent activity by any person formerly or currently associated with our Members or us.

Adverse publicity concerning any of the foregoing whether or not accurate or resulting in investigation, enforcement, or other legal or regulatory actions or the imposition of fines, penalties, or other sanctions, could negatively impact our reputation, our ability to attract, motivate, and retain Members, and our ability to generate revenue.

In addition, our Members' and consumers' perception of Herbalife and our direct-selling business as well as similar companies can be significantly influenced by media attention, publicized scientific research or findings, product liability claims, and other publicity, whether or not it is legitimate. For example, as a result of the prevalence and marked increase in the use of blogs, social media platforms, and other forms of Internet-based communications, the opportunity for dissemination of information, both accurate and inaccurate, is seemingly limitless and readily available, and often does not provide any opportunity for correction or other redress.

Adverse publicity that associates use of our products or any similar products with adverse effects, questions the quality or benefits of any such products, or claims that any such products are ineffective, inappropriately labeled, or have inaccurate instructions as to their use, could lead to lawsuits or other legal or regulatory challenges and could materially and adversely impact our reputation, the demand for our products, and our business, financial condition, and operating results.

Adverse publicity relating to us has had, and could again have, a negative effect on our ability to attract, motivate, and retain Members, on consumer perception of Herbalife, and on our share price. For example, the resulting adverse publicity from the 1986 permanent injunction entered in California caused a rapid, substantial loss of Members in the United States and a corresponding reduction in sales beginning in 1985. See also the risk factor titled "*Our share price may be adversely affected by third parties who raise allegations about our Company.*" We expect that adverse publicity will, from time to time, continue to negatively impact our business in particular markets and may adversely affect our share price.

Our failure to compete successfully could materially harm our business, financial condition, and operating results.

The business of developing and marketing weight management and other nutrition and personal care products is highly competitive and sensitive to the introduction of new products and weight management plans, including various prescription drugs, which may rapidly capture a significant share of the market. Our competitors include numerous manufacturers; distributors; marketers; online, specialty, mass, and other retailers; and physicians that actively compete for the business of consumers both in the United States and abroad. Some of our competitors have longer operating histories, significantly greater resources, better-developed and more innovative sales and distribution channels and platforms, greater name recognition, and larger established customer bases than we do. Our present and future competitors may be able to offer products at lower prices or better withstand reductions in prices or other adverse economic or market conditions than we can; develop products that are comparable or superior to those we offer; adapt more quickly or effectively to new technologies, changing regulatory requirements, evolving industry trends and standards, and customer requirements than we can; and/or devote greater resources to the development, promotion, and sale of their products than we do. We are also subject to significant competition for the recruitment of Members from other direct-selling organizations, including those that market weight management products, dietary and nutritional supplements, personal care products, and other types of products, as well as those organizations in which former employees or Members are involved. In addition, because the industry in which we operate is not particularly capital intensive or otherwise subject to high barriers to entry, it is relatively easy for new competitors to emerge that will compete with us, including for our Members and their customers. Accordingly, competition may increase and we may not be able to compete effectively in our markets. If we are not able to retain our Members and their customers or otherwise compete successfully, our business, financial condition, and operating results would be materially adversely affected.

Our contractual obligation to sell our products only through our Member network and to refrain from changing certain aspects of our Marketing Plan may limit our growth.

We are contractually prohibited from expanding our business by selling Herbalife products through other distribution channels that may be available to our competitors, such as over third party e-commerce sites, through wholesale sales, by establishing retail stores, or through mail order systems. To the extent legally permitted, an agreement we entered into with our Members provides assurances that we will not sell Herbalife products worldwide through any distribution channel other than our network of Members. Since this is an open-ended commitment, there can be no assurance that we will be able to take advantage of innovative new distribution channels that are developed in the future or appropriately respond to consumer preferences as they continue to evolve.

In addition, this agreement with our Members provides that we will not make any material changes adverse to our Members to certain aspects of our Marketing Plan that may negatively impact our Members without their approval as described in further detail below. For example, our agreement with our Members provides that we may increase, but not decrease, the discount percentages available to our Members for the purchase of products or the applicable royalty override percentages and production and other bonus percentages available to our Members at various qualification levels within our Member hierarchy. We may not modify the eligibility or qualification criteria for these discounts, royalty overrides, and production and other bonuses unless we do so in a manner to make eligibility and/or qualification easier than under the applicable criteria in effect as of the date of the agreement. Our agreement with our Members further provides that we may not vary the criteria for qualification in our Marketing Plan for each Member tier within our Member hierarchy, unless we do so in such a way so as to make qualification easier.

We reserved the right to make changes to our Marketing Plan without the consent of our Members in the event that changes are required by applicable law or are necessary in our reasonable business judgment to account for specific local market or currency conditions to achieve a reasonable profit on operations. In addition, we may initiate other changes that are adverse to our Members based on an assessment of what will be best for the Company and its Members. Under the agreement with our Members, these other adverse changes would then be submitted to our Member leadership for a vote. The vote would require the approval of at least 51% of our Members then at the level of President's Team earning at the production bonus level of 6% who vote, provided that at least 50% of those Members entitled to vote do in fact vote. While we believe this agreement has strengthened our relationship with our existing Members, improved our ability to recruit new Members, and generally increased the long-term stability of our business, there can be no assurance that our agreement with our Members will not restrict our ability to adapt our Marketing Plan or our business to the evolving requirements of the markets in which we operate. As a result, our growth may be limited.

Our failure to appropriately respond to changing consumer trends, preferences, and demand for new products and product enhancements could materially harm our Member relationships, Members' customer relationships, and product sales or otherwise materially harm our business, financial condition, and operating results.

Our business is subject to rapidly changing consumer trends and preferences and product introductions, especially with respect to our nutrition products. Our continued success depends in part on our ability to anticipate and respond to these changes and introductions, and we may not respond or develop new products or product enhancements in a cost-effective, timely, or commercially appropriate manner, or at all. Current consumer trends and preferences have evolved and will continue to evolve as a result of, among other things, changes in consumer tastes; health, wellness, and nutrition considerations; competitive product and pricing pressures; changes in consumer preferences for certain sales channels; shifts in demographics; and concerns regarding the environmental and sustainability impact of the product manufacturing process.

The success of our response to changing consumer trends and preferences and product introductions, including any new product offerings and enhancements, depends on a number of factors, including our ability to:

- accurately anticipate consumer needs;

- innovate and develop new products and product enhancements that meet these needs;

- successfully commercialize new products and product enhancements;

- price our products competitively;

- manufacture and deliver our products in sufficient volumes, at our required levels of quality, and in a cost-effective and timely manner; and

- differentiate our product offerings from those of our competitors and successfully respond to other competitive pressures, including technological advancements, evolving industry standards, and changing regulatory requirements.

Our failure to accurately predict changes in consumer demand and technological advancements could negatively impact consumer opinion of our products or our business, which in turn could harm our Member relationships and the Members' relationships with their customers, and cause a loss of sales. In addition, if we do not introduce new products or make enhancements to meet the changing needs of our Members and their customers in a cost-effective, timely, and commercially appropriate manner, or if our competitors release new products or product enhancements before we do, some of our product offerings could be rendered obsolete, which could cause our market share to decline and negatively impact our business, financial condition, and operating results.

If we fail to further penetrate existing markets, the growth in sales of our products, along with our operating results, could be negatively impacted.

The success of our business is to a large extent contingent on our ability to further penetrate existing markets, which is subject to numerous factors, many of which are out of our control. Our ability to increase market penetration may be limited by the finite number of persons inclined to pursue a direct-selling business opportunity or consumers aware of, or willing to purchase, Herbalife products. Moreover, our growth in existing markets will depend upon increased brand awareness and improved training and other activities that enhance Member retention in our markets. While we have recently experienced significant growth in certain of our foreign markets, we cannot assure you that such growth levels will continue in the immediate or long-term future. Furthermore, our efforts to support growth in such foreign markets could be hampered to the extent that our infrastructure in such markets is deficient when compared to our infrastructure in our more developed markets, such as the United States. For example, managing the expansion of manufacturing operations in foreign markets remains uncertain. If we are unable to effectively scale our supply chain and manufacturing infrastructure to support future growth in foreign markets, our operations in such markets may be adversely impacted. Therefore, we cannot assure you that our general efforts to increase our market penetration and Member retention in existing markets will be successful. If we are unable to further penetrate existing markets, our business, financial condition, and operating results could materially suffer.

Since one of our products constitutes a significant portion of our net sales, significant decreases in consumer demand for this product or our failure to produce a suitable replacement could materially harm our business, financial condition, and operating results.

Our Formula 1 Healthy Meal, which is our best-selling product line, approximated 26% of our net sales for the year ended December 31, 2024. If consumer demand for this product decreases significantly or we cease offering this product without a suitable replacement, or if the replacement product fails to gain market acceptance, our business, financial condition, and operating results could be materially harmed.

Our business could be materially and adversely affected by natural disasters, other catastrophic events, acts of war or terrorism, cybersecurity incidents, pandemics, and/or other acts by third parties.

We depend on the ability of our business to run smoothly, including the ability of Members to engage in their day-to-day selling and business building activities. In coordination with our suppliers, third-party manufacturers, and distributors, our ability to make and move our products reasonably unimpeded around the world is critical to our success. Any material disruption to our collective operations or supply, manufacturing, or distribution capabilities caused by unforeseen or catastrophic events, such as (i) natural disasters or severe weather conditions, including droughts, fires, floods, hurricanes, volcanic eruptions, and earthquakes; (ii) power loss or shortages; (iii) telecommunications or information technology infrastructure failures; (iv) acts or threats of war, terrorism, or other armed hostilities, such as the wars in Ukraine and the Middle East; (v) outbreaks of contagious diseases, epidemics, and pandemics, such as the COVID-19 pandemic; (vi) cybersecurity incidents, including intentional or inadvertent exposure of content perceived to be sensitive data; (vii) employee misconduct or error; and/or (viii) other actions by third parties and other similar disruptions, could materially adversely affect our ability to conduct business and our Members' selling activities. For example, our operations in Turkey were impacted in February 2023 when an earthquake struck the southern and central parts of the country. The earthquake disrupted our supply chain transportation network and our ability to import product. Furthermore, our headquarters and one of our distribution facilities and manufacturing facilities are located in Southern California, an area susceptible to fires and earthquakes. Although the event in Turkey did not have a material negative impact on our operations, we cannot make assurances that any future catastrophic events will not adversely affect our ability to operate our business or our financial condition and operating results. In addition, catastrophic events may result in significant cancellations or cessations of Member orders; contribute to a general decrease in local, regional, or global economic activity; directly impact our marketing, manufacturing, financial, or logistics functions; impair our ability to meet Member demands; harm our reputation; and expose us to significant liability, losses, and legal proceedings, any of which could materially and adversely affect our business, financial condition, and operating results.

We depend on the integrity and reliability of our information technology infrastructure, and any related interruptions or inadequacies may have a material adverse effect on our business, financial condition, and operating results.

Our business, including our ability to provide products and services to and manage our Members, depends on the performance and availability of our information technology infrastructure, including our core transactional systems. The most important aspect of our information technology infrastructure is the system through which we record and track Member sales, Volume Points, royalty overrides, bonuses, and other incentives. The failure of our information systems to operate effectively, or a breach in security of these systems, could adversely impact the promptness and accuracy of our product distribution and transaction processing. While we continue to invest in our information technology infrastructure, including leveraging artificial intelligence (AI) to enhance operational efficiency and improve services for our Members, there can be no assurance that there will not be any significant interruptions to such systems, that the systems will be adequate to meet all of our business needs, or that the systems will keep pace with continuing changes in technology, legal and regulatory standards.

Our information technology infrastructure, including our digital technology platforms like Herbalife One discussed in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, as well as that of our Members and the other third parties with which we interact, may be damaged, disrupted, or breached or otherwise fail for a number of reasons, including power outages, computer and telecommunication failures, internal design, manual or usage errors, workplace violence or wrongdoing, or catastrophic events such as natural disasters, severe weather conditions, or acts of war or terrorism. In addition, numerous and evolving cybersecurity threats, including advanced and persistent cyberattacks, such as unauthorized attempts to access, disable, improperly modify, exfiltrate, or degrade our information technology infrastructure, or the introduction of computer viruses, malware, "phishing" emails, and other destructive software, social engineering schemes, and emerging cyber threats from advanced AI and quantum computing, could compromise the confidentiality, availability, and integrity of our information technology infrastructure as well as those of the third parties with which we interact. These attacks may come from external sources, such as governments or hackers, or may originate internally from an employee or a third party with which we interact. We have been the target of, and may be the target of in the future, malicious cyberattacks, although to date none of these attacks have had a meaningful adverse impact on our business, financial condition, or operating results. The potential risk of cyberattacks may increase as we introduce new technology systems and services. Additionally, many of our employees work remotely, which may increase our exposure to significant systems interruptions, cybersecurity attacks, and otherwise compromise the integrity and reliability of our information technology infrastructure and our internal controls.

Any disruptions to, or failures or inadequacies of, our information technology infrastructure that we may encounter in the future may result in substantial interruptions to our operations, expose us to significant liability, and may damage our reputation and our relationships with, or cause us to lose, our Members, especially if the disruptions, failures, or inadequacies impair our ability to track sales and pay royalty overrides, bonuses, and other incentives, any of which would harm our business, financial condition, and operating results. Any such disruptions, failures, or inadequacies could also create compliance risks under the Consent Order and result in penalties, fines, or sanctions under any applicable laws, regulations or impact our internal control over financial reporting. Furthermore, it may be expensive or difficult to correct or replace any aspect of our information technology infrastructure in a timely manner, if at all, and we may have little or no control over whether any malfunctioning information technology services supplied to us by third parties are appropriately corrected, if at all. We have encountered, and may encounter in the future, errors in our software and our enterprise network, and inadequacies in the software and services supplied by certain of our vendors, although to date none of these errors or inadequacies have had a meaningful adverse impact on our business, financial condition or operating results.

In addition, developments in technology are continuing to evolve and affecting all aspects of our business, including how we effectively manage our operations, interact with our Members and their customers, and commercialize opportunities that accompany the evolving digital and data driven economy. Therefore, one of our top priorities is to modernize our technology and data infrastructure by, among other things, creating more relevant and more personalized experiences wherever our systems interact with Members and their customers; and developing ways to create more powerful digital tools and capabilities for Members to enable them to grow their businesses. These initiatives to modernize our technology and data infrastructure are expected to be implemented over the course of many years and to require significant investments. If these initiatives are not successful, our ability to attract and retain Members and their customers, increase sales, and reduce costs may be negatively affected. Further, these initiatives may be subject to cost overruns and delays, may not operate as designed and may cause disruptions in our operations. These cost overruns and delays and disruptions could adversely impact our business, financial condition, and operating results.

Disruption of supply, shortage, or increases in the cost of ingredients, packaging materials, and other raw materials as well as climate change could materially harm our business, financial condition, and operating results.

We and our third-party contract manufacturers depend on third-party suppliers to supply us with the various ingredients, packaging materials, and other raw materials that we use in the manufacturing and distribution of our products. Our business could be materially harmed if we experience operational difficulties with our third-party suppliers, such as increases in costs, reductions in the availability of materials or production capacity, errors in complying with specifications or applicable law, insufficient quality control, and failures to meet production or shipment deadlines. If we fail to develop or maintain our relationships with our third-party suppliers or if such suppliers cease doing business with us or go out of business, we could face difficulties in finding or transitioning to alternative suppliers that meet our standards.

Many of the ingredients, packaging materials, and other raw materials we use are subject to fluctuations in availability and price due to a number of factors beyond our control, including crop size, ingredient, water, and land scarcity, market demand for raw materials, commodity market speculation, energy costs, currency fluctuations, supplier and logistics service capacities, import and export requirements, tariffs, and other government policies, and drought, excessive rain, temperature extremes, and other severe weather events. If we experience supply shortages, price increases, or supplier or regulatory impediments with respect to any of the materials we use in our products or packaging, we may need to seek alternative supplies or suppliers and may experience difficulties in finding replacements that are comparable in quality and price.

Further, the risks related to our ability to adequately source the materials required to meet our needs may be exacerbated by the effects of climate change and the legal, regulatory, or market measures that may be implemented to address climate change. There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere have had and are expected to continue to have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. If climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain raw materials that are necessary for our products, such as soybeans, wheat, tea leaves, and nuts. Severe weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of storing and transporting our raw materials, or disrupt production schedules. The impacts of climate change may also cause unpredictable water availability or exacerbate water scarcity. In addition, the increasing concern over climate change and related sustainability matters may also result in more federal, state, local, and foreign legal and regulatory requirements relating to climate change, which may significantly increase our costs of operation and delivery.

If any of our manufacturing facilities or third-party manufacturers fail to reliably supply products to us at required levels of quality or fail to comply with applicable laws, our financial condition and operating results could be materially and adversely impacted.

We operate manufacturing facilities in the United States and around the world and also rely on third-party contract manufacturers to manufacture and supply products. Any significant interruption of production at any of our manufacturing facilities or third-party contract manufacturers, or other interruption in our supply chain, may materially harm our business, financial condition, and operating results. Events such as natural disasters, including droughts, earthquakes, fires, hurricanes, or floods, technical issues, work stoppages, or other unforeseen or catastrophic events, that result in significant interruption of production at any of our facilities or third-party contract manufacturers or suppliers could impede our ability to conduct business. For example, during the COVID-19 pandemic, our suppliers experienced some delays in receiving and delivering certain ingredients and packaging components.

While we have business continuity programs for our manufacturing facilities which plan for such events, any event resulting in the temporary, partial, or complete shutdown of one of these manufacturing facilities, could require us to transfer manufacturing to a surviving facility and/or third-party contract manufacturers if suitable, although no such alternatives may be available. Conversion to a different facility or a new manufacturer can be expensive and time-consuming, resulting in delays in production or shipping, reduction of our net sales, damage our relationship with Members, and damage our reputation, any of which could harm our business, financial condition, and operating results. Additionally, we risk that our third-party contract manufacturers will not continue to reliably supply products at the quality levels, or in the quantities we require, and be in compliance with applicable laws. Our product supply contracts generally have three-year terms. Except for force majeure events, such as natural disasters and other acts of God, and non-performance by Herbalife, our contract manufacturers generally cannot unilaterally terminate these contracts. These contracts can generally be extended by us at the end of the relevant time-period and we have exercised this right in the past. Globally, we have over 50 contract manufacturers, with Fine Foods (Italy) being a major supplier for meal replacements, protein powders and nutritional supplements. Our contract manufacturers are also located in countries such as the United States, India, Brazil, South Korea, Germany, and the Netherlands. If any of our contract manufacturers were to become unable or unwilling to continue to provide us with products in required volumes, at suitable quality levels, or in a cost-effective manner, we would be required to identify and obtain replacement manufacturing sources. There is no assurance that we would be able to obtain acceptable alternative manufacturing sources on a cost-effective or timely basis, or at all. An extended interruption in the supply of our products, would result in the loss of sales, which could have a material adverse effect on our business, financial condition, or operating results.

In addition, our business depends in large part on our ability to maintain consumer confidence in the safety and quality of our products. We have rigorous product safety and quality standards, which our manufacturing facilities as well as our contract manufacturers are required to meet. Despite our commitment to managing product safety and quality, manufacturers may not always meet these standards, particularly as we expand our manufacturing footprint and product diversity. Manufacturing operations are subject to regulations, including food compliance, environmental, occupational, safety and labor regulations, which continue to evolve sometimes resulting in substantial expenditures to meet compliance standards. If our manufacturers fail to comply with product safety and quality standards or applicable laws, (or if our products are or become contaminated, damaged, adulterated, mislabeled, or misbranded), we may be required to undertake costly remediation efforts. It can result in product recall, the rejection/destruction of inventory, temporarily facility closings, and supply chain interruption, and result in negative publicity, regulatory fines, and product liability claims, which in turn could materially harm our reputation, business, financial condition, and operating income results. Further, significant product quality issues can have an adverse effect on sales or result in increased product returns and buybacks.

If we lose the services of members of our senior management team, our business, financial condition, and operating results could be materially harmed.

We depend on the continued services of our senior management team as it works closely with the senior Member leadership to create an environment of inspiration, motivation, and entrepreneurial business success. Although we have entered into employment agreements with certain members of our senior management team, and do not believe that any of them are planning to leave or retire in the near term, we cannot assure you that all members of our senior management team will remain with us. The loss or departure of any member of our senior management team, or our failure to adequately develop succession plans, could adversely impact our Member relations and operating results. Also, the loss of key personnel, including our regional and country managers, could negatively impact our ability to implement our business strategy. Further, to the extent we are required to replace members of senior management or key personnel, any significant leadership change or transition involves inherent risk and any failure to ensure a smooth transition could hinder our strategic planning and execution, adversely impact our Member relations, or cause our business to suffer. While we strive to mitigate any negative impact associated with changes to our senior management team or key personnel, there may be uncertainty among investors, employees, Members, and others concerning our future direction and performance. Any disruption in our operations or uncertainty could have a material adverse effect on our business, financial condition, and operating results.

Our continued success also depends on our ability to hire, develop, and retain qualified and diverse personnel with the requisite skills to meet our business needs. Identifying, recruiting, integrating, training, and retaining qualified personnel may require significant time, expense, and attention, and we may compete for such personnel with companies that have significant financial resources or recognized brands or that are able to offer more attractive or lucrative employment opportunities. If we are not able to hire, develop, and retain personnel, our business, financial, condition, and operating results may be adversely affected.

Our share price may be adversely affected by third parties who raise allegations about our Company.

Short sellers and others who raise allegations regarding our business activities, some of whom are positioned to profit if our share price declines, can negatively affect our share price. For example, in late 2012, a hedge fund manager publicly raised allegations regarding the legality of our network marketing program, our product safety, our accounting practices, and other matters, and announced that his fund had taken a significant short position regarding our common shares, leading to intense public scrutiny and significant share price volatility.

Following this public announcement, our share price dropped significantly. Additionally, from time to time we are subject to various legal proceedings, including governmental and regulatory inquiries and inquiries from legislators, that may adversely affect our share price. Significant volatility of our share price may cause the value of a shareholder's investment to decline rapidly.

ESG matters, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition, and operating results and may damage our reputation.

Companies across all industries are facing increasing scrutiny relating to their environmental, social, and governance practices. Investors may impose additional standards and expectations on companies in these areas. Changing consumer preferences and investor focus may result in increased demands regarding the source of origin of our ingredients, the recyclability of, and amount of recycled content contained in, our packaging containers, and other components of our products and supply chain and their respective environmental impact, including on sustainability. These consumer demands, along with regulatory requirements, could require additional transparency, due diligence, and reporting and could have caused us to incur additional costs or to make changes to our operations to comply with such demands. We may also determine that certain changes are required in anticipation of further evolution of consumer preferences and demands. We operate in 95 markets worldwide, and concern over climate change and other environmental sustainability matters, has and may in the future result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment, including greenhouse gas emissions regulations, alternative energy policies, and sustainability initiatives, such as single use plastics, which may cause disruptions in the supply and manufacture of our products or an increase in operating and compliance costs. At the same time, stakeholders and regulators in many markets where we operate have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives, including the enactment or proposal of "Anti-ESG" legislation or policies, which may lead to risks that are counter to the above sustainability requirements and initiatives. If we fail or succeed, or are perceived to fail or succeed, to achieve any goals, targets, or objectives we may set with respect to ESG matters, if we do not meet or comply with new regulations or evolving consumer, investor, industry, or stakeholder expectations and standards, including those related to reporting, or if we are perceived to have not responded appropriately to the growing concern for ESG matters or are unable to satisfy all stakeholders, we may face legal or regulatory actions, the imposition of fines, penalties, or other sanctions, adverse publicity, and decreased demand from consumers who may stop purchasing our products, or the price of our common shares could decline, any of which could materially harm our reputation or have a material adverse effect on our business, financial condition, or operating results.


Risks Related to Regulatory and Legal Matters


Our products are affected by extensive regulations and our failure or our Members' failure to comply with any regulations could lead to significant penalties or claims, which could materially harm our financial condition and operating results.

The majority of our products are classified as foods, dietary supplements, and cosmetics. In both domestic and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, advertising, importation, exportation, licensing, sale, and storage of our products are subject to extensive government regulation. This regulation takes the form of laws, governmental regulations, administrative determinations, court decisions, and other similar constraints and exists at the federal, state, and local levels in the United States and at all levels of government in foreign jurisdictions. There can be no assurance that we or our Members are, or will remain, in compliance with all of these regulations. Our failure or our Members' failure to comply with applicable regulations could disrupt the manufacturing of our products, our marketing activity, our Members' sale of our products, or lead to increased costs, legal or regulatory proceedings, the imposition of significant penalties, or harm our reputation, any of which could adversely impact our business, financial condition, and operating results. In addition, regulatory authorities periodically review legislative and regulatory policies and initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, regulations at any time. The adoption of new regulations or changes in the interpretations of existing regulations, such as those relating to genetically modified foods, may result in significant compliance costs or discontinuation of impacted product sales and may negatively impact the marketing of our products or require us to change or cease aspects of our business, any of which could result in significant loss of sales and harm our business, financial condition, and operating results.

For example, we are subject to the rules of the FDA, including for CGMPs. Any failure by us or our contract manufacturers to comply with the CGMPs could negatively impact our reputation and ability to sell our products even after the situation has been rectified and, in the case of our contract manufacturers, even though we are not directly liable under the CGMPs for their compliance. In complying with the dietary supplement CGMPs, we have experienced increases in production costs due to increases in required testing of raw ingredients, work in process, and finished products. In addition, regulators and other governmental authorities limit the types of claims that we and our Members can make about our products, including nutrition content claims, health claims, and therapeutic claims and otherwise regulate the marketing of our products. For example, the FTC's Guides explain how the FTC interprets prohibitions on unfair or deceptive acts or practices. Consequently, the FTC could bring an enforcement action based on practices that are inconsistent with the Guides. The Consent Order entered into with the FTC in 2016 also includes restrictions regarding the marketing of our products. It is possible that our use, and that of our Members, of marketing materials, including testimonials about our products, may be significantly impacted by laws, rules, and regulations governing the marketing of our products and therefore might negatively impact our sales.

From time to time, we receive inquiries from regulators and third parties requesting information concerning our products. We fully cooperate with these inquiries including, when requested, by the submission of detailed technical documents addressing product composition, manufacturing, process control, quality assurance, and contaminant testing. We are confident in the safety of our products when used as directed. However, there can be no assurance that regulators, including in countries where we plan to commence or expand operations, will not take actions that may adversely affect our business and our sales, including preventing or delaying entry into markets or the introduction of new products or requiring the reformulation or the temporary or permanent withdrawal of certain of our existing products from their markets. Any such regulatory action, regardless of whether it results in a final determination adverse to us, could create negative publicity, with detrimental effects on the motivation and recruitment of Members and, consequently, on sales. For example, the Chinese government carried out a 100-day review, or the Review, in 2019 to investigate the unlawful promotion and sales of health products, which resulted in negative media attention to the health products industry and materially and adversely impacted our business in China in 2019 as Members significantly reduced activities and sales meetings during and following the Review. Additionally, in response to the COVID-19 pandemic, the FTC has increased its scrutiny of claims being made by companies and issued hundreds of warning letters to, and initiated enforcement actions against, companies making health claims related to the ability of their products to treat, cure, or prevent COVID-19 or business opportunity claims related to COVID-19.

Our network marketing program is subject to extensive regulation and scrutiny and any failure to comply, or alteration to our compensation practices in order to comply, with these regulations could materially harm our business, financial condition, and operating results.

Our network marketing program, like the compensation practices of other direct-selling organizations, is subject to a number of federal, state, and foreign regulations administered by the FTC and other federal, state, and foreign agencies. Regulations applicable to network marketing organizations generally are directed at preventing fraudulent or deceptive schemes, sometimes referred to as "pyramid" or "chain sales" schemes, by ensuring that product sales ultimately are made to consumers and that advancement within an organization is based on genuine demands and sales of the organization's products rather than investments in the organization or other non-retail sales-related criteria. For example, in certain foreign countries, compensation to distributors in the direct-selling industry may be limited to a certain percentage of sales.

The regulatory requirements concerning network marketing programs do not include "bright line" rules and are inherently fact-based and, thus, we are subject to the risk that these regulations or the enforcement or interpretation of these regulations by regulators or courts can change. Regulatory authorities also periodically review legislative and regulatory policies and initiatives and may promulgate new or revised regulations. For example, in 2018, the FTC released its nonbinding Business Guidance Concerning Multi-Level Marketing which it further updated in 2024, and in December 2021, India's Ministry of Consumer Affairs, Food and Public Distribution, Government promulgated the Consumer Protection (Direct Selling) Rules, 2021 under the Consumer Protection Act, 2019. The adoption of new regulations, or changes in the interpretations or enforcement of existing regulations, may result in significant compliance costs or require us to change or cease aspects of our network marketing program.

In addition, the ambiguity surrounding these regulations can also affect the public perception of the Company and our business model. For example, in the past, allegations regarding the legality of our network marketing program have been raised, which led to intense public scrutiny and significant share price volatility.

From time to time, we are a party to various regulatory proceedings related to compliance with regulations applicable to our network marketing program. We are also subject to the risk of private party challenges to the legality of our network marketing program, and similar programs of other companies have been successfully challenged in the past. Legal proceedings may cause us to incur significant expenses, including legal fees and costs for remediation efforts, and result in fines, penalties, sanctions, adverse judgments, or negative publicity, any of which could materially harm our business, financial condition, and operating results and impact our share price. For example, in one or more markets, our network marketing program could be found not to be in compliance, or a court could issue an adverse determination with respect to our network marketing program specifically or with respect to network marketing practices generally in proceedings not involving us, any of which may require us to alter our compensation practices under our network marketing program and adversely impact our ability to recruit and maintain Members or to obtain or maintain a license, permit, or similar certification. As previously disclosed, the Consent Order entered into with the FTC in 2016 and the 1986 permanent injunction entered in California required us to make changes to our network marketing program and our business operations. There can be no assurances that federal, state, or foreign regulators or courts will not require similar actions in the future. While we believe we are in compliance with regulations applicable to our network marketing program, including those enforced by the Consent Order and the permanent injunction in California, there is no assurance that any federal, state, or foreign courts or regulators or the independent compliance auditor under the Consent Order would agree. The failure of our network marketing program to comply with current or newly adopted laws, rules, and regulations, the Consent Order, or the California injunction, or any allegations or charges to that effect brought by federal, state, or foreign regulators, could have a material adverse impact our business in a particular market or in general and may adversely affect our share price.

We are subject to the Consent Order with the FTC, the effects of which, or any failure to comply therewith, could materially harm our business, financial condition, and operating results.

As previously disclosed, in July 2016, we entered into the Consent Order with the FTC. As part of the Consent Order, we agreed to implement, and continue to enhance, certain procedures in the United States. We also agreed, among other things, to (i) be subject to certain audits by an independent compliance auditor, or the ICA, for a period of seven years; (ii) requirements regarding compliance certification and record creation and maintenance; (iii) a prohibition on misrepresentations and misleading claims made by us or our Members regarding our network marketing program, including the income potential of participants in our network marketing program and misleading depictions of lavish lifestyles; and (iv) restrictions on distributors' ability to open Nutrition Clubs in the United States. On May 28, 2024, the ICA's term ended. The FTC continues to have the right to inspect Company records and request additional compliance reports for purposes of conducting audits pursuant to the Consent Order. The terms of the Consent Order are described in greater detail in our Current Report on Form 8-K filed on July 15, 2016.

The Consent Order, including our compliance therewith and the procedures implemented as a result thereof, has impacted, and may continue to impact, our business operations, including our net sales and profitability. For example, the Consent Order includes a number of restrictions and requirements, including regarding the verification and receipting of sales, and therefore creates compliance risks and costs. As a result, we have implemented a number of enhanced procedures regarding, among other things, tracking retail sales and internal consumption by distributors. We have also instituted controls and procedures and developed technology solutions that we believe address our Consent Order requirements, including tools and software used by distributors to document their sales and more efficiently track and manage their customer base. However, there can be no assurances that some or all of these controls and procedures and technology solutions will continue to operate as expected. These controls and procedures and technology solutions have been, and may continue to be, costly. These extensive costs or any amounts in excess of our cost estimates could have a material adverse effect on our financial condition and operating results. In addition, any failure of these systems to operate as designed could cause us to fail to maintain the records required under, or otherwise violate terms of, the Consent Order.

Further, management and our board of directors have been, and may continue to be, required to focus a substantial amount of time on Consent Order compliance activities, which could divert their attention from running and growing our business. At any time, we may also be required to suspend or defer some of our current or anticipated business development, capital deployment, and other projects unrelated to compliance with the Consent Order to allow resources to be focused on our compliance efforts, which could cause us to fall short of any guidance or analyst or investor expectations. In addition, while we believe the Consent Order has set new standards within the direct-selling industry, our competitors are not required to comply with the Consent Order and may not be subject to similar actions, which could limit our ability to effectively compete for Members, consumers, and ultimately sales.

Compliance with the Consent Order requires the cooperation of our Members and, while we have updated our training programs and policies to address the Consent Order and expect our Members to cooperate, we do not have the same level of influence or control over our Members as we would if they were our employees. Failure by our Members to comply with the relevant aspects of the Consent Order could be a violation of the Consent Order and impact our ability to comply. In addition, the Consent Order provides that if the total eligible U.S. sales on which compensation may be paid falls below 80% of the Company's total U.S. sales for a given year, compensation payable to distributors on eligible U.S. sales will be capped at 41.75% of the Net Rewardable Sales amount as defined in the Consent Order. Because our business is dependent on our Members, our business operations and net sales could be adversely affected if U.S. distributor compensation is restricted or if any meaningful number of Members are dissatisfied, choose to reduce activity levels, or leave our business altogether. Member dissatisfaction may also negatively impact the willingness of new Members to join Herbalife as a distributor.

The Consent Order also creates additional third-party risks. The Consent Order does not prevent other third parties from bringing actions against us, whether in the form of other federal, state, or foreign regulatory proceedings or private litigation, any of which could lead to monetary settlements, fines, penalties, or injunctions. The Consent Order has caused, and any subsequent legal or regulatory claim may also lead to, negative publicity, whether because some view it as a condemnation of the Company or our direct-selling business model or because other third parties use it as justification to make unfounded and baseless assertions against us, our business model, or our Members. An increase in the number, severity or scope of third-party claims, actions or public assertions may result in substantial costs and harm to our reputation. The Consent Order may also impact third parties' willingness to work with us as a company.

We believe we have complied with the Consent Order and we will continue to do so. However, the FTC may not agree now or in the future. In the event we are found to be in violation of the Consent Order, the FTC could take corrective actions such as initiating enforcement actions, seeking an injunction or other restrictive orders and imposing civil monetary penalties against us and our officers and directors. Further, the impact of the Consent Order on our business, including the effectiveness of the controls, procedures, and technology solutions implemented to comply therewith, and on our Member base could be significant. If our business or Member base is adversely impacted, it is uncertain as to whether, or how quickly, we would be able to restructure or rebuild, irrespective of market conditions. Our financial condition and operating results could be materially harmed if we fail to comply with the Consent Order, if costs related to compliance exceed our estimates, if it has a negative impact on net sales, or if it leads to further legal, regulatory, or compliance claims, proceedings, or investigations or litigation.

Our actual or perceived failure to comply with privacy and data protection laws, rules, and regulations could materially harm our business, financial condition, and operating results.

Our business requires the collection, transmission, and retention of large volumes of confidential and proprietary information, including personal information of our Members, customers, leads, vendors, and employees in various information technology systems that we maintain and in those maintained by third parties with which we interact. Anyone who is able to circumvent our security measures or those of our third-party service providers could misappropriate such confidential or proprietary information, including that of third parties such as our Members, cause interruption in our operations, damage our information technology infrastructure, damage our reputation, or otherwise damage our business. We may need to expend significant resources to protect against security breaches or to address problems caused by such breaches, and the potential risk of security breaches may increase as we introduce new technology systems and services. Any actual security breaches could result in legal and financial exposure, including litigation and other potential liability, and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, and operating results and our reputation as a brand, business partner, and employer. In addition, employee error or malfeasance or other errors in the storage, use, or transmission of any such information could result in disclosure to third parties. If this should occur, we could incur significant expenses addressing such problems. Since we collect and store Member, customer, and vendor information, including credit card and banking information, these risks are heightened. In addition, our role as a credit card merchant may also put us at a greater risk of being targeted by hackers and requires us to comply with certain regulatory requirements. See also the risk factor titled "*We depend on the integrity and reliability of our information technology infrastructure, and any related interruptions or inadequacies may have a material adverse effect on our business, financial condition, and operating results.*"

In addition, the use and handling of certain types of information, including personal and financial information, is regulated by evolving and increasingly demanding laws, rules, and regulations, such as the Vietnam Personal Data Protection Decree, the India Digital Personal Data Protection Act, the European Union General Data Protection Regulation, the Brazil Law on General Data Protection, the California Consumer Privacy Act, or the CCPA, as amended by the California Privacy Rights Act, the European Union Payment Services Directive 2, which requires stronger customer authentication for online transactions in that region, and the China Personal Information Protection Law. These laws impose continuing, and at times new, responsibilities on our operations, including, among other things, the collection, deletion, disclosure, and maintenance of personal and financial information of our Members and their customers and could present technological challenges and negatively impact our sales. Compliance with these laws, rules, and regulations and potential and actual conflicts amongst them in the various jurisdictions in which we operate have resulted in greater compliance burden and risk and increased costs for us. Furthermore, as we expand our use of AI, we face additional regulatory risks due to the evolving legal landscape relating to AI, with various jurisdictions, including Europe and certain U.S. states, proposing or enacting AI-related laws. As such, it remains uncertain how AI laws and regulations will impact our business, or the associated cost or risks related to compliance therewith or with respect to embedding compliance mechanisms appropriately and effectively into our operations. If we fail to comply with these privacy, data security, and AI laws, rules, and regulations, we could be subject to significant litigation, monetary damages, and regulatory enforcement actions or fines in one or more jurisdictions, which could have a material adverse effect on our operating results.

We are subject to material product liability risks, which could increase our costs and materially harm our business, financial condition, and operating results.

Our ingestible products include vitamins, minerals, botanicals, and other ingredients and are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption or use. Although we rely upon published and unpublished safety information, including clinical studies on ingredients used in our products, and conduct limited clinical studies on some key products, unknown adverse reactions resulting from human consumption or use of these ingredients could occur. We have been, and may again be, subjected to various product liability claims regarding our ingestible and other products, including claims that the products contain contaminants, include inadequate instructions as to their uses, and/or include inadequate warnings concerning side effects and interactions with other substances. It is possible that widespread product liability claims could increase our costs and materially adversely affect our business, financial condition, and operating results. Even claims without merit could subject us to adverse publicity and require us to incur significant legal fees. Moreover, product liability claims may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may not cover all product liability claims, which may require us to pay substantial monetary damages. Finally, even if our insurance covers a claim, given the level of self-insured retentions that we have accepted under our current product liability insurance policies, which is $12.5 million, in certain cases we may be subject to the full amount of liability associated with any claims, which could be substantial.

If we fail to protect our intellectual property, our ability to compete could be negatively affected, which could materially harm our financial condition and operating results.

Our success and the market for our products depend to a significant extent upon the goodwill associated with our trademark and tradenames and our ability to protect our proprietary rights in our innovative products and product enhancements. We own, or have licenses to use, the material trademark and trade name rights used in connection with the packaging, marketing, and distribution of our products in the markets where those products are sold. Therefore, trademark and trade name protection is important to our business. Although most of our trademarks are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection or obtaining new trademark registrations. We permit the limited use of our trademarks by our Members to assist them in marketing our products. It is possible that doing so may increase the risk of unauthorized use or misuse of our trademarks in markets where their registration status differs from that asserted by our Members, or they may be used in association with claims or products in a manner not permitted under applicable laws, rules, and regulations. Were these to occur, it is possible that this could diminish the value of these marks or otherwise impair our further use of these marks.

We attempt to protect our innovative products and product enhancements under a combination of copyright, trademark, and trade secret laws, confidentiality procedures, and contractual provisions. However, our products are generally not patented domestically or abroad, and the legal protections afforded by common law and contractual proprietary rights in our products provide only limited protection.

Monitoring infringement or misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect every infringement or misappropriation of our proprietary rights or to prevent third parties from infringing upon or misappropriating our proprietary rights or from independently developing non-infringing products that are competitive with, equivalent to, or superior to our products. In addition, our actions to monitor our intellectual property rights may not prevent counterfeit reproductions of our products or products bearing confusingly similar trademarks from entering the markets in which we operate. Even if we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights could cause us to divert financial and other resources away from our business operations and may result in the impairment or loss of all or portions of our proprietary rights. Further, the laws of some foreign countries do not protect our intellectual property to the same extent as do the laws of the United States. For example, there is limited protection of intellectual property available under Chinese law. Accordingly, we face an increased risk in China that unauthorized parties may attempt to copy or otherwise obtain or use our trademarks, copyrights, product formulations, or other intellectual property or sell counterfeit reproductions, including on popular e-commerce platforms. Further, because Chinese commercial law is relatively undeveloped, we may have limited legal recourse in the event we encounter significant difficulties with intellectual property theft or infringement. As a result, we cannot assure you that we will be able to adequately protect our intellectual property in any jurisdictions. The loss or infringement of our trademarks or tradenames or other proprietary rights could impair the goodwill associated with our brands and, with respect to the sale of counterfeit reproductions, could pose safety risks due to the lower quality of such products, divert sales from us, reduce the demand for our products, or damage our brand integrity. Any of the foregoing could materially harm our reputation, business, financial condition, and operating results.

If we infringe the intellectual property rights of others, our business, financial condition, and operating results could be materially harmed.

Third parties may claim that products or marks that we have independently developed or licensed, or which bear certain of our trademarks, infringe upon their intellectual property rights and there can be no assurance that one or more of our products or marks will not be found to infringe upon third-party intellectual property rights in the future and we may need to settle disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment. Defending these and other intellectual property infringement claims can be time-consuming and costly and require the attention of management. The terms of any settlement or judgment may require us to pay substantial amounts to the other party or cease, or seek a license to continue, using products or marks found to be in violation of third-party intellectual property rights. A license may not be available on reasonable terms, or at all, and we may be required to develop alternative non-infringing products or marks or discontinue use of such products or marks. Any development efforts could require significant effort and expense. Any of the foregoing could have a material adverse effect on our business, financial condition, and operating results.

We may be held responsible for additional compensation, certain taxes, or assessments relating to the activities of our Members, which could materially harm our financial condition and operating results.

Our Members are subject to certain taxation, and in some instances, we are required to collect taxes from our Members, such as value-added tax, or VAT, and social contributions, and to maintain appropriate records. In addition, if local laws, rules, and regulations or their interpretation change to require us to treat our Members as employees, or if our Members are deemed by regulatory authorities to be our employees rather than independent contractors, in any such jurisdictions we may be held responsible for additional compensation, social security, or similar contributions, withholding, and related taxes, and workers' compensation insurance, plus any related assessments and penalties, which could materially harm our financial condition and operating results. Our Members could face similar risks with respect to other Members in their sales organizations who may claim they are employees of that Member rather than independent contractors or independent business owners, which could impact their sales operations or lead them to cease their participation in our network marketing program. California and several other states have passed legislation, which seeks to expand the classification of employees. Other state and federal authorities, including the U.S. Department of Labor, also may prescribe differing or expanded standards for worker classification. Although the California legislation provides an exemption for direct sellers, there can be no assurance that other jurisdictions or authorities will provide such an exemption or that judicial or regulatory authorities will not assert interpretations that would mandate that we change our classification. See Note 7, *Contingencies*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a more specific discussion of contingencies related to the activities of our Members.

<center>**Risks Related to Our International Operations**</center>

A substantial portion of our business is conducted in foreign jurisdictions, exposing us to the risks associated with international operations.

Approximately 79% of our net sales for the year ended December 31, 2024 were generated outside the United States, exposing our business to risks associated with international operations. We have invested significant resources in our international operations and expect to continue to do so in the future. However, there are certain risks inherent in doing business in international markets, particularly in the direct-selling industry, which is regulated in many jurisdictions. For example, a foreign government may impose trade restrictions or increased tariffs, require compliance with trade and economic sanctions laws, rules, or regulations, such as those administered by U.S. Customs and Border Protection and the U.S. Treasury Department's Office of Foreign Assets Control, implement new or change existing trade policies, impose sanctions or counter sanctions or otherwise limit or restrict our ability to import or export products in a cost-effective manner, or at all, any of which could negatively impact our operations. Additionally, we may be negatively impacted by conflicts with or disruptions caused or faced by our third-party importers, as well as conflicts between such importers and local governments or regulators.

Our operations in some jurisdictions also may be adversely affected by political, economic, legal, regulatory, and social conditions, or instability, including unfavorable foreign currency impacts, as well as by economic and political tensions between governments. Changes in United States administrative policy may lead to increases in tariffs for imported goods, and, in some cases, already imposed tariffs against certain countries, among other possible changes. The imposition of such tariffs may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the United States, which could adversely affect our sales to those countries. For example, tariffs and counter tariffs enacted by foreign governments, such as China, Canada or Mexico, that apply to our products or our ingredients may have an adverse impact on the cost and availability of certain ingredients, any of which could adversely affect future sales of our products, particularly if we deem it necessary to increase product prices. These measures may also cause us to discontinue a previously profitable item in one or more markets, including because it is no longer practicable or feasible to produce or sell the product. These actions could also have a disproportionately adverse effect on particular markets in which we operate, such as our Mexico market, which receives a significant amount of its products from our U.S. manufacturing operations. New or continued geopolitical conflicts may also adversely affect our business, including the Russia/Ukraine conflict as discussed in Part II, Item 7, *Management's Discussion and Analysis of*

Financial Condition and Results of Operations and *Certain Factors Impacting Results*, of this Annual Report on Form 10-K, and the recent conflict in the Middle East. In addition, our compliance with our code of conduct and anti-bribery laws, rules, and regulations may conflict with local customs and practices in certain of the jurisdictions in which we operate. See the risk factor titled "*We are subject to the anti-bribery, laws, rules, and regulations of the United States and the other foreign jurisdictions in which we operate.*"

We are also exposed to risks associated with foreign currency fluctuations, foreign exchange controls, limitations on the repatriation of funds, and changes in currency policies or practices. For instance, purchases from suppliers are generally made in U.S. dollars while sales to Members are generally made in local currencies. Accordingly, any strengthening of the U.S. dollar versus a foreign currency could have a negative impact on us. Although we engage in transactions to protect against risks associated with foreign currency fluctuations, we cannot be certain any hedging activity will effectively reduce our exchange rate exposure. In addition, due to the possibility of government restrictions on transfers of cash out of a country and control of exchange rates, we may not be able to immediately repatriate cash at the official exchange rate. If this should occur, or if the official exchange rate devalues, it may have a material adverse effect on our business, assets, financial condition, liquidity, operating results, or cash flows. For example, currency restrictions enacted by the Venezuelan, Argentinian, and Bolivian governments continue to impact the ability of our subsidiaries in such countries to obtain U.S. dollars in exchange for local currencies at the official foreign exchange rate and limit our ability to import U.S. dollar denominated raw materials and finished goods, both of which have significantly negatively impacted our operations. We may be required to fundamentally change or cease operations in these jurisdictions or any other jurisdiction that may be similarly affected in the future. If these restrictions intensify or do not improve and impact our ability to control our operations in those countries we may be required to deconsolidate one or more of our subsidiaries through which we operate in those countries for U.S. GAAP purposes and would be subject to the risk of further impairments.

Our overall success depends, in part, on our ability to anticipate and effectively manage these risks, and to coordinate the various legal and regulatory requirements of multiple jurisdictions that are constantly evolving and subject to change, and there can be no assurance that we will be able to do so without incurring unexpected or increased costs or at all. In certain regions, the degree of these risks may be higher due to more volatile economic, political, or social conditions; less developed and predictable legal and regulatory regimes; and increased potential for various types of adverse governmental action. As we continue to focus on expanding our existing international operations, these and other risks associated with international operations will likely increase, which could materially harm our business, financial condition, and operating results.

We are subject to the anti-bribery laws, rules, and regulations of the United States and the other foreign jurisdictions in which we operate.

We are subject to a variety of anti-bribery laws, rules, and regulations, including the U.S. Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act of 2010, and similar anti-bribery laws, rules, and regulations in the other foreign jurisdictions in which we operate. These regimes generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business as well as require companies to maintain accurate books and records. We operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws, rules, and regulations may conflict with local customs and practices. Notwithstanding our compliance programs, which include annual training and certification requirements, there is no assurance that our internal policies and procedures will protect us from acts committed by our employees or agents. For example, as previously disclosed, in 2020 we entered into a deferred prosecution agreement with the U.S. Department of Justice regarding criminal charges, which were ultimately dismissed with prejudice in 2024, for violations in China of the FCPA's books and records provisions. Additionally, we cannot predict the nature, scope, or effect of future anti-bribery requirements or the manner in which existing or new requirements might be administered or interpreted. Alleged or actual violations of any such existing or future laws, rules, or regulations, whether due to our own acts or inadvertence or to the acts or inadvertence of others, may result in criminal or civil sanctions, including fines, penalties, contract cancellations, or debarment, increased compliance costs, changes to our activities, and loss of reputation, any of which could have a material adverse effect on our business, financial condition, and operating results.

If we do not comply with transfer pricing, income tax, customs duties, VAT, and similar regulations, we may be subject to additional taxes, customs duties, interest, and penalties in material amounts, which could materially harm our financial condition and operating results.

As a multinational corporation operating in many countries, we are subject to transfer pricing, income tax, and other tax regulations designed to ensure that our intercompany transactions are consummated at prices that have not been manipulated to produce a desired tax result, that appropriate levels of income are reported as earned by our United States and local entities, and that we are taxed appropriately on such transactions. In addition, our operations are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products.

If the United States Internal Revenue Service, or the IRS, or the taxing authorities of any other jurisdiction were to successfully challenge our transfer pricing practices or our positions regarding the payment of income taxes, customs duties, value added taxes, withholding taxes, and sales and use and other taxes, we could become subject to higher taxes and may increase product prices in certain jurisdictions accordingly. The imposition of new taxes, even pass-through taxes such as VAT could result in increased product prices in certain jurisdictions. Any increases in prices could adversely affect product demand and therefore could have a negative impact on our business, financial condition, and operating results. From time to time, we are a party to various regulatory proceedings related to compliance with applicable tax regulations, including audits, examinations, and investigations. We are currently subject to ongoing audits that are at various levels of review, assessment, or appeal in a number of jurisdictions involving issues of transfer pricing, income taxes, customs duties, value added taxes, withholding taxes, and sales and use and other taxes. In some circumstances, additional taxes, interest, and penalties have been assessed. We have reserved in our consolidated financial statements an amount that we believe represents the most likely outcome of the resolution of these audits, but if we are incorrect in our assessment, we may have to pay additional amounts, which could potentially be material. Ultimate resolution of these ongoing audits may take several years, and the outcome is uncertain. See Note 7, *Contingencies*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for further information on contingencies relating to tax matters.

In addition, any change in applicable tax laws, rules, treaties, or regulations, or their interpretation, could result in a higher effective tax rate on our worldwide earnings. For example, the Organisation for Economic Co-operation and Development, or OECD, has released guidance covering various international tax standards as part of its "base erosion and profit shifting," or BEPS, initiative. The anticipated implementation of BEPS by non-U.S. jurisdictions in which we operate could result in changes to tax laws, rules, and regulations, including with respect to transfer pricing, that could materially increase our effective tax rate. On October 8, 2021, the OECD issued a statement announcing that 137 of its 140 members had agreed upon two groups of proposals for global tax reform, labeled "Pillar One" and "Pillar Two." Pillar One is focused on providing a mechanism for taxing rights more closely aligned with market engagement (generally where people or consumers are located). Pillar Two is focused on establishing a global minimum tax rate and would apply when a country's income tax rate is below a minimum tax rate of at least 15%. On December 20, 2021, the OECD published model rules consistent with the two Pillars announced in its October 2021 statement, and the model rules included the 15% global minimum tax rate previewed as part of Pillar Two in the OECD's October 2021 statement. In December 2022, the EU member states agreed to implement the OECD framework in their domestic tax laws with a target effective date for the 15% global minimum tax rate in 2024. The OECD has issued additional guidance in 2023 and 2024, and intends to issue more rules in 2025. We continue to evaluate and assess the potential impact of the OECD framework on the Company. No assurances can be given that future legislative, regulatory, or judicial developments will not result in an increase in the amount of taxes payable by us. If any such developments occur, our business, financial condition, and operating results could be materially and adversely affected.

Our business in China is subject to general, as well as industry-specific, economic, political, and legal developments and risks and requires that we utilize a modified version of the business model we use elsewhere in the world.

Our business and operations in China, which generated approximately 6.0% of our net sales for the year ended December 31, 2024, are subject to unique risks and uncertainties related to general economic, political, and legal developments. The Chinese government exercises significant control over the Chinese economy, including by controlling capital investments, allocating resources, setting monetary policy, controlling and monitoring foreign exchange rates, implementing and overseeing tax regulations, providing preferential treatment to certain industry segments or companies, and issuing necessary licenses to conduct business. Accordingly, any adverse change in the Chinese economy, the Chinese legal system, or Chinese governmental, economic, or other policies could have a material adverse effect on our business and operations in China and our prospects generally.

China has published regulations governing direct selling, prohibiting pyramid promotional schemes, governing food safety, and regulating e-commerce, and a number of related administrative methods and proclamations have been issued. To operate under these regulations, we created and introduced a modified business model specific to China based on our understanding of how Chinese regulators interpret and enforce these regulations, our own interpretation of applicable regulations and the enforcement thereof, and our understanding of the practices of other licensed direct-selling organizations in China.

In China, we sell our products to and through independent service providers and sales representatives, to preferred customers and other customers, as well as through Company-operated retail platforms when necessary. We also have a social e-commerce business in China, which enables our sales representatives who are also individual e-commerce promoters and independent service providers to promote our products and provide services to customers in China through virtual online stores. Our independent service providers must meet requirements to operate their own business under Chinese law, which prohibits fraudulent or misleading claims and engaging in any pyramid sales schemes, as well as our policies. In China, our independent service providers receive compensation for marketing, sales support, and other services instead of the Member allowances and royalty overrides utilized in our network marketing program outside China. The service hours and related fees eligible to be earned by the independent service providers are based on a number of factors, including the sales generated through them and through others to whom they may provide marketing, sales support and other services, the quality of their service, and other factors. Total compensation available to our independent service providers in China can generally be comparable to the total compensation available to other sales leaders globally. The Company does this by performing an analysis in our worldwide system to estimate the potential compensation available to the service providers, which can generally be comparable to that of sales leaders in other countries. After adjusting such amounts for other factors and dividing by each service provider's hourly rate, we then notify each independent service provider the maximum hours of work for which they are eligible to be compensated in the given month. In order for a service provider to be paid, the Company requires each service provider to invoice the Company for their services and submit a timesheet of such services and, upon the Company's request, service providers may be required to submit additional supporting documents for the Company's further verification. These and other business model features in China are not common to the business model we employ elsewhere in the world, and we expect our business model in China will continue to incorporate some or all of these features, and any failure of this model or our business or our service providers to comply with Chinese law could materially and negatively impact our business, financial condition, and operating results.

Direct-selling regulations in China require us to apply for various approvals to conduct direct selling in China. The process for obtaining the necessary licenses to conduct direct selling is protracted and cumbersome and involves multiple layers of Chinese governmental authorities and numerous governmental employees at each layer. While direct-selling licenses are centrally issued, such licenses are generally valid only in the jurisdictions within which related approvals have been obtained, and such approvals are generally awarded on local and provincial bases. Accordingly, there can be no assurance that we will obtain additional, or maintain our existing, direct-selling licenses and approvals in China that are important to our business, which could materially and negatively impact our business, financial condition, and operating results. The approval process, like other aspects of our operations in China, is guided by distinct Chinese practices and customs, and is subject to applicable laws of China and the other jurisdictions in which we operate our business, including the United States, as well as our internal policies, such as our code of ethics. There is a risk that in attempting to comply with local customs and practices in China, including during the application process or otherwise, we will fail to comply with our policies, applicable requirements in China, or violate the laws of another jurisdiction, any of which could materially harm our business in China, prevent us from obtaining direct-selling licenses or other approvals, or result in adverse publicity or legal or regulatory proceedings. Furthermore, we rely on certain key personnel in China, including to assist us during the approval process and to maintain our licenses, and the loss of any such key personnel could delay or hinder our ability to obtain or maintain licenses or related approvals or otherwise negatively impact our operations in China.

Additionally, there continues to be uncertainty regarding the interpretation and enforcement of Chinese regulations. The regulatory environment in China continues to evolve, and officials at all levels of the Chinese, provincial, and local government exercise broad discretion in deciding how to interpret, apply, and enforce regulations as they deem appropriate. Regulators in China may modify existing, or introduce new, regulations or interpretations. There can be no guarantee that changes in regulations, or their interpretation or enforcement, will not negatively impact our business in China, create industry reputational risk, result in regulatory proceedings, or lead to fines or penalties against us or our independent service providers. If our business practices or those of our independent service providers are deemed to be in violation of applicable regulations, in particular with respect to the factors used in determining the services a service provider is eligible to perform and service fees they are eligible to earn and receive, we could be sanctioned and/or required to change our business model, either of which could have a significant adverse impact on our business in China. In addition, the Chinese government rigorously monitors markets, including the direct-selling market, in China and in the past has taken serious action against companies engaged in activities that the government regarded as in violation of applicable law, including shutting down their businesses and imposing substantial fines, such as the Review, which investigated unlawful promotion and sales within the health products industry. There is no guarantee the government will not revisit its focus on health products, expand its investigation to cover direct-selling business models, or otherwise launch into a new investigation or multiple investigations that may result in a material adverse effect to our business in China.

Risks Related to Our Indebtedness

The terms and covenants in our existing indebtedness could limit our discretion with respect to certain business matters, which could harm our business, financial condition, and operating results.

Our senior secured credit facility, or the 2024 Credit Facility, and the indentures governing the senior notes due September 1, 2025, or the 2025 Notes, the senior secured notes due April 15, 2029, or the 2029 Secured Notes, and the senior notes due June 1, 2029, or the 2029 Notes, have restrictive covenants that limit our and our subsidiaries' ability to, among other things:

- pay dividends, redeem share capital or capital stock, and make other restricted payments and investments;

- sell assets or merge, consolidate, or transfer all or substantially all of our subsidiaries' assets;

- incur or guarantee additional debt;

- impose dividend or other distribution restrictions on our subsidiaries; and

- create liens on our and our subsidiaries' assets.

In addition, the 2024 Credit Facility requires us to meet certain financial ratios and financial conditions. These covenants could limit our ability to grow our business, take advantage of attractive business opportunities, successfully compete, obtain future financing, withstand future downturns in our business or the economy in general, or otherwise conduct necessary corporate activities.

Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Failure to comply with these covenants could result in an event of default. Upon the occurrence of an event of default under any of our debt agreements, the lenders or noteholders, as applicable, could cause all outstanding amounts under such agreements to become due and payable, and it could trigger a cross-default with respect to other outstanding indebtedness under certain circumstances. The 2024 Credit Facility and 2029 Secured Notes are secured by the equity interests of certain of our subsidiaries and substantially all of the assets of the domestic loan parties, and the lenders thereunder could proceed to foreclose on such assets if we are unable to repay or refinance any accelerated debt under the 2024 Credit Facility or the 2029 Secured Notes. Following an event of default, the lenders under our revolving credit facility would also have the right to terminate any commitments they have to provide further borrowings.

The conversion or maturity of our convertible notes may adversely affect our financial condition and operating results, and their conversion into common shares could have a dilutive effect that could cause our share price to go down.

We issued convertible senior notes due on June 15, 2028, or the 2028 Convertible Notes, in the aggregate principal amount of $277.5 million. Prior to March 15, 2028, under certain circumstances, holders of our 2028 Convertible Notes may convert their notes at their option. On and after March 15, 2028, holders may convert their 2028 Convertible Notes at any time.

The 2028 Convertible Notes may be settled, at our option, in cash or a combination of cash and common shares, so long as the principal amount of the 2028 Convertible Notes is settled in cash. If one or more holders elect to convert their 2028 Convertible Notes when conversion is permitted, we would be required to make cash payments, for the respective convertible senior notes, to satisfy the principal amount due at conversion and could elect to make cash payments to satisfy our full conversion obligations, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their 2028 Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal amount of our 2028 Convertible Notes as a current rather than long-term liability, which could result in a material reduction of our net working capital. Payment of cash upon conversion of the 2028 Convertible Notes, or any adverse change in the accounting treatment of the 2028 Convertible Notes, may adversely affect our financial condition and operating results, each of which could in turn adversely impact the amount or timing of future potential share repurchases or the payment of dividends to our shareholders.

In addition, if a portion of the 2028 Convertible Notes are converted into common shares, our existing shareholders will experience immediate dilution of voting rights and our share price may decline. Furthermore, the perception that such dilution could occur may cause our share price to decline. Because the conversion rate of the 2028 Convertible Notes adjusts upward upon the occurrence of certain events, existing shareholders may experience further dilution if a portion of the 2028 Convertible Notes are converted into common shares and the currently effective adjusted conversion rate is further adjusted. For more information regarding the conversion features of our 2028 Convertible Notes, including the events that allow for early conversion and the current conversion rate, see Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K.

Risks Related to Our Common Shares

Holders of our common shares may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Act (as revised), or the Companies Act, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly defined as and may be different from those under statutes or judicial precedent in existence in jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of corporate laws compared to the United States, and certain states, such as Delaware, may have more fulsome and judicially interpreted bodies of corporate law. Therefore, shareholders may have more difficulty in protecting their interests in the face of actions by our management or board of directors than would shareholders of a corporation incorporated in a jurisdiction in the United States.

For example, shareholders of Cayman Islands exempted companies such as Herbalife Ltd. have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our articles of association to determine whether, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

A shareholder may have a direct right of action against us where its individual rights have been, or are about to be, infringed. Our Cayman Islands counsel, Maples and Calder (Cayman) LLP, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability of such actions. In most cases, however, we would be the proper plaintiff where an action is brought to redress any loss or damage suffered by us, or based on a breach of duty owed to us, and a claim, for example, against our officers or directors, usually may not be brought by a shareholder. However, based on Cayman Islands authorities together with English authorities, the latter of which would likely be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle may apply where:

- a company is acting or proposing to act illegally or outside the scope of its corporate authority;

- the act complained of, although not beyond the scope of the company's corporate authority, could be effected only if authorized by more than the number of votes of the shareholders of the company actually obtained; or

- those who control the company are perpetrating a "fraud on the minority."

Certain provisions in our convertible senior notes and the related indentures, as well as Cayman Islands law and our articles of association, could delay or prevent an otherwise beneficial takeover or takeover attempt of us.

Certain provisions in our convertible senior notes and the related indentures, as well as certain provisions of Cayman Islands law and our articles of association, could make it more difficult or more expensive for a third party to acquire us. For example, if an acquisition event constitutes a fundamental change in respect of either or both classes of convertible senior notes, holders of the notes will have the right to require us to purchase their notes in cash. In addition, if an acquisition event constitutes a make-whole fundamental change under either or both indentures, we may be required to increase the conversion rate for holders who convert their notes in connection with such make-whole fundamental change.

Our articles of association contain certain provisions which could have an effect of discouraging a takeover or other transaction or preventing or making it more difficult for shareholders to change the direction or management of our Company. For example, our articles of association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction. In addition, our articles of association prohibit the ability of shareholders to act by written consent, limit the ability of shareholders to call special meetings of shareholders, and contain advance notice provisions. As a result, our shareholders may have less input into the management of our Company than they might otherwise have if these provisions were not included in our articles of association.

The Companies Act contains provisions to facilitate mergers and consolidations between Cayman Islands companies and non-Cayman Islands companies (provided that is facilitated by the laws of such other jurisdiction). These provisions, contained within Part XVI of the Companies Act, are broadly similar to the merger provisions provided for under Delaware law.

There are, however, important differences that could impede a takeover. For example, the threshold for approval of the merger plan by shareholders is higher. The threshold is a special resolution of the shareholders (being 66 ⅔% of those present in person or by proxy and voting) together with such other authorization, if any, as may be specified in the articles of association. Additionally, the consent of each holder of a fixed or floating security interest is required to be obtained unless the Grand Court of the Cayman Islands waives such requirement.

The Companies Act contains separate statutory provisions that provide for the merger, reconstruction, and amalgamation of companies pursuant to court approved arrangements. These are commonly referred to in the Cayman Islands as "schemes of arrangement." The procedural and legal requirements necessary to consummate a scheme of arrangement are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders' meeting by at least 75% of the value of each relevant class of the company's shareholders present and voting at the meeting. The convening of these meetings and the terms of the arrangement must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect creditors' interests. Furthermore, the court will only approve a scheme of arrangement if it is satisfied that:

- the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

- the shareholders who voted at the meeting in question fairly represent the relevant class of shareholders to which they belong;

- the scheme of arrangement is such as a businessman would reasonably approve; and

- the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a "fraud on the minority."

If the scheme of arrangement is approved, dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, if an offer by a third party to purchase shares has been approved by the holders of at least 90% of the issued and outstanding shares (not including shares held by such third party) within four months of the third party making such offer, the third party may, during the two months following expiration of the four-month period, require the holders of the remaining shares to transfer their shares on the same terms on which the purchaser acquired the first 90% of the issued and outstanding shares. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some cases be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

There is uncertainty as to shareholders' ability to enforce certain foreign civil liabilities in the Cayman Islands.

We are incorporated as an exempted company with limited liability under the laws of the Cayman Islands. A material portion of our assets are located outside of the United States.

Herbalife Ltd. has been advised by its Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against Herbalife Ltd. judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Herbalife Ltd. predicated upon the civil liability provisions of the securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. ln those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign money judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud, or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by the Company. None of Herbalife Ltd., its directors, officers, advisors or service providers (including the organization that provides registered office services in the Cayman Islands) will bear any responsibility for any delay caused in mail reaching the forwarding address.

U.S. Tax Reform may adversely impact certain U.S. shareholders of the Company.

If a U.S. shareholder owns 10% or more of our common shares, it may be subject to increased U.S. federal income taxation under the "controlled foreign corporation," or CFC, rules. A non-U.S. corporation will be classified as a CFC for any particular taxable year, if U.S. persons (including individuals and entities) who own (directly, indirectly, or constructively) 10% or more of the voting power or value of shares, or 10% U.S. Shareholders, own, in the aggregate, more than 50% of the total combined voting power or value of the shares. In determining whether a shareholder is treated as a 10% U.S. Shareholder, the voting power of the shares and any special voting rights, such as to appoint directors, may also be taken into account. In addition, certain constructive ownership rules apply, which attribute share ownership among certain family members and certain entities and their owners. Such constructive ownership rules may also attribute share ownership to persons that are entitled to acquire shares pursuant to an option, such as the holders of our 2024 Convertible Notes or 2028 Convertible Notes.

As a result of certain changes to the CFC constructive ownership rules introduced by the Tax Cuts and Jobs Act of 2017, or U.S. Tax Reform, one or more of our non-U.S. corporate subsidiaries that were not previously classified as CFCs are now classified as CFCs, including on a retroactive basis. For 10% U.S. Shareholders, this may result in adverse tax consequences. Generally, 10% U.S. Shareholders of a CFC are required to include currently in gross income their respective shares of (i) the CFC's "Subpart F income" (e.g. items of passive income and certain income resulting from inter-company sales and services), (ii) the CFC's earnings (that have not been subject to tax under the Subpart F rules) to the extent the CFC holds certain U.S. property, and (iii) the CFC's global intangible low-taxed income pursuant to the U.S. Tax Reform. Such 10% U.S. Shareholders are subject to current U.S. federal income tax with respect to the foregoing income items, even if the CFC has not made an actual distribution to such shareholders.

While we do not believe that Herbalife Ltd. is classified as a CFC, such entity and one or more of our non-U.S. corporate subsidiaries not already classified as CFCs could become classified as CFCs either as a result of (i) additional changes to tax laws, rules, or regulations, including future pronouncements or other guidance from the IRS or (ii) an increase in the percentage ownership of our common shares by shareholders who hold, or in the future may hold, 10% or more of our common shares, whether as a result of future share acquisitions, the impact of any share repurchases we may undertake, or otherwise.

Shareholders who own, or contemplate owning, 10% or more of our shares (taking into account the impact of any share repurchases we may undertake and the constructive ownership rules) are urged to consult their tax advisors.

No assurances can be given that future legislative, administrative, or judicial developments will not result in an increase in the amount of U.S. taxes payable by an investor in our shares. If any such developments occur, such developments could have a material and adverse effect on an investment in our shares.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Our Processes Regarding Cybersecurity Threats

We apply a layered approach, or a defense-in-depth strategy to cybersecurity. This layered approach to security leverages governance, people, processes, and technology to provide our information technology ("IT") teams with preventative measures and strategies such that they are prepared to respond to cybersecurity threats and incidents.

We have process, controls and technology infrastructure to maintain, protect, and enhance existing systems and design new systems to keep pace with continuing changes in technology, evolving industry and regulatory standards, and emerging cybersecurity and data security risks.

We collect, process, and analyze threat intelligence data from a variety of sources to understand motives, targets, and attack behaviors.

Another aspect of our security program is vulnerability management, which includes, among other things, asset discovery and inventory, third-party vulnerability scanners, patch management and remediation, configuration management, as well as penetration testing.

We have monitoring systems which are designed to identify potential cybersecurity events, including threats and incidents. These monitoring systems are managed by our Global Security Operations Center, which employs cybersecurity professionals in the United States and in certain foreign countries in which we operate to provide better coverage and response actions.

We also use a Security Information and Event Management (SIEM) platform, providing real-time analysis of security alerts generated by applications and network hardware. This platform helps the Global Security Operations Center in monitoring and responding to security events.

We have a multi-functional incident response plan which provides guidance in the event of a cybersecurity incident. The plan is managed by our Incident Management Team, which includes representation from our Global Security, Cybersecurity, Legal, and Finance departments, among others. The Incident Management Team is responsible for responding to an incident, including tasks such as identifying and assessing the nature of the incident, containing the incident, and coordinating with relevant departments. Depending on the nature or severity of the event, the Incident Management Team may escalate the matter to our Executive Leadership Team, which includes the Chief Executive Officer, Chief Operating Officer, Chief Information Security Officer, Chief Financial Officer, General Counsel, and other executives. If necessary, the matter could be escalated to our Board of Directors or any appropriate Board committees, including the Audit Committee, which has oversight responsibility for cybersecurity risk. This structured governance approach is designed to manage cybersecurity incidents with participation and involvement with the appropriate levels of our organization.

External and internal audits are conducted periodically to assess the effectiveness of our cybersecurity measures. These audits include an annual technology risk assessment by our Cybersecurity and IT departments. Our Internal Audit team also conducts cybersecurity risk assessments which include, among other things, evaluating governance of our cybersecurity processes and functions, assessing our ability to identify, validate and remediate vulnerabilities, and evaluating penetration studies. Results of our Internal Audit assessments are shared with our Enterprise Risk Management ("ERM") team, our Technology Risk Committee, and in accordance with our governance structure which includes, among other things, the Audit Committee of our Board of Directors.

We conduct vendor security assessments for key service providers including as part of our vendor onboarding process and as part of our contract review process. The cybersecurity assessment process includes considerations from an industry leading third-party vendor security ratings company.

Our standard agreements with third parties may include, among other provisions, compliance requirements, data protection standards, audit rights, and security incident notification requirements. A dedicated email account and hotline is in place for third parties to report security incidents. The email account and hotline are monitored 24/7/365 by our Global Security Operations Center. Notice of a third-party security incident could trigger the activation of our incident response plan, as further described above.

Cybersecurity Governance and Risk Management Systems

Our risk management system includes several risk management functions that support our processes for identifying, assessing, and controlling risks to our business, including cybersecurity risks.

Our cybersecurity risk management process is integrated with our overarching risk management system, led by our ERM team, and further guided by our Technology Risk Committee. Our Technology Risk Committee is responsible for reviewing and approving the effectiveness of our cybersecurity risk framework and assisting with the oversight of decisions that affect compliance with applicable legal and regulatory matters and corporate policies. As part of the management oversight structure, the ERM team provides our Management Risk Committee with periodic updates on key risk conditions, strategy and mitigation efforts.

Our cybersecurity risk management process, which encompasses regular monitoring and periodic assessments, is designed to identify and mitigate cybersecurity threats and vulnerabilities. These efforts are aligned with the broader objectives of our ERM team and are regularly reviewed and refined in consultation with our Technology Risk Committee.

A key aspect of this integrated framework is the role of our Internal Audit team, which serves as an independent, objective assurance function tasked with evaluating the effectiveness of risk management, internal controls, and our governance processes.

Communication channels between our cybersecurity teams and other risk management personnel are established to facilitate the timely sharing of information about potential cyber threats. For example, our Data Protection and Information Security working group, which includes representation by our Chief Information Security Officer, and our Legal, ERM, Information Governance and Finance departments, among others, meets regularly to discuss key risks, strategies and threats related to information security.

Our Board of Directors administers a risk oversight function through its Audit Committee, and is supported by our ERM team, including on matters related to cybersecurity risks. This management reporting is designed to give our Board of Directors visibility over our operations and activities to adequately identify key risks, including among other things, cybersecurity risks, and understand management's risk mitigation strategies.

Our Cybersecurity department is staffed with professionals holding a variety of IT, cybersecurity and audit best practice certifications, including, among others, Certified Information Systems Security Professional (CISSP), Certified Information Security Manager (CISM), Certified Information Systems Auditor (CISA), Certified Cloud Security Professional (CCSP), International Organization for Standardization 27001 Lead Auditor Certification (ISO 27001 LA), Certified Information Privacy Professional (IAPP CIPP/CIPM), Alibaba Cloud's Cloud Security Certification (Ali-ACP), and Certified in Risk and Information Systems Control (CRSC). Our Cybersecurity department also has a training and development program in place so that appropriate skillsets are maintained and/or acquired, and professional certifications remain current.

Our cybersecurity teams are supported by training programs and a dedicated learning management system, Herbalife University, whereby all Herbalife employees receive mandatory security awareness training. Specialized training is also assigned to certain functions based on job responsibilities. Training content is purchased from multiple well-recognized third parties. In addition to assigned training, Herbalife University offers additional information security related courses available to all employees on demand.

Our cybersecurity program also engages a variety of consultants, auditors and other third parties to support and assist with implementing and maintaining appropriate security measures. Any number of third parties may be engaged to assist in response actions, including, among others, intelligence providers, product, software and service providers and advisors. Professional services, or consultants, are engaged as needed to help implement, support or advise on a variety of technical matters. Legal counsel, law enforcement and external auditors are also consulted as needed.

We have identified and, in some cases, engaged, third-party experts to allow for quicker engagement if a cybersecurity incident occurs in the future.

Risks from Cybersecurity Threats

As of December 31, 2024 and as of the date of this filing, we are not aware of any risks from cybersecurity threats, including any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. This statement does not guarantee that future incidents or threats will not have a material impact or that we are not currently the subject of an undetected incident or threat that may have such an impact.

Item 2. *Properties*

As of December 31, 2024, we leased the majority of our physical properties. We currently lease approximately 95,000 square feet in downtown Los Angeles, California, including our corporate executive offices located in the LA Live complex with the lease term expiring in 2033. We also lease approximately 140,000 square feet and 189,000 square feet of general office space in Torrance, California, primarily for our North America regional headquarters, including some of our corporate support functions with the lease term expiring in 2033 and 2025, respectively. Additionally, we lease distribution center facilities in Los Angeles, California and Memphis, Tennessee of approximately 255,000 square feet and 259,000 square feet, respectively. The Los Angeles and Memphis lease agreements have terms through 2031 and 2028, respectively. We also lease approximately 178,000 square feet of warehouse space for a distribution center in Hagerstown, Maryland, expiring in 2032. In Lake Forest, California, we lease warehouse, manufacturing plant, and office space of approximately 166,000 square feet expiring in 2029. In Venray, Netherlands, we lease our European centralized warehouse of approximately 257,000 square feet under an arrangement expiring in 2030 and approximately 87,000 square feet expiring in 2025. In Changsha, Hunan, China we are leasing our botanical extraction facility of approximately 154,000 square feet with the term expiring in 2032. In Suzhou, China we are leasing our manufacturing and warehouse facilities of approximately 122,000 square feet and 87,000 square feet, respectively, under leases expiring in 2034 and 2029, respectively. In Nanjing, China, we are leasing an additional manufacturing facility of approximately 372,000 square feet under a lease expiring in 2025. In Guadalajara, Mexico, we lease approximately 158,000 square feet and 76,000 square feet of office space under leases expiring in 2031 and 2027, respectively, the majority of which houses a Global Business Service Center that supports worldwide operations. In Bangalore, India, we lease approximately 155,000 square feet of office space for our Global Business Service Center, which expires in 2026. We also lease office space for Global Business Service Centers in Querétaro, Mexico; Krakow, Poland; Kuala Lumpur, Malaysia; and Dalian, China. In addition to the properties noted above, we also lease other warehouse and office buildings in a majority of our other geographic areas of operation.

We own a manufacturing facility in Winston-Salem, North Carolina. The manufacturing facility contains approximately 800,000 square feet of manufacturing and office space. See Item 1, *Business*, for further discussion of the manufacturing facility we own in Winston-Salem, North Carolina.

We believe that our existing facilities are adequate to meet our current requirements and that comparable space is readily available at each of these locations.

Item 3. *Legal Proceedings*

The information set forth under Note 7, *Contingencies*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Information with Respect to our Common Shares

Our common shares are listed on the New York Stock Exchange, or NYSE, and trade under the symbol "HLF." The market price of our common shares is subject to fluctuations in response to variations in our quarterly operating results, general trends in the market for our products, economic and currency exchange issues in the foreign markets in which we operate as well as other factors, many of which are not within our control. In addition, broad market fluctuations, as well as general economic, business and political conditions may adversely affect the market for our common shares, regardless of our actual or projected performance.

The closing price of our common shares on February 12, 2025, was $5.11. The approximate number of holders of record of our common shares as of February 12, 2025 was 474. This number of holders of record does not represent the actual number of beneficial owners of our common shares because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

Performance Graph

Set forth below is information comparing the cumulative total shareholder return and share price appreciation plus dividends on our common shares with the cumulative total return of the S&P 500 Index and a market-weighted index of publicly traded peers over the five-year period ended December 31, 2024. The graph assumes that $100 is invested in each of our common shares, the S&P 500 Index, and the index of publicly traded peers on December 31, 2019 and that all dividends were reinvested. The Company updated its peer group during the year ended December 31, 2024 due to one company included in the prior peer group filing for bankruptcy.



	December 31,										
	2019		**2020**		**2021**		**2022**		**2023**		**2024**
Herbalife Ltd.	$	100.00	$	100.80	$	85.86	$	31.21	$	32.01	$	14.03
S&P 500 Index	$	100.00	$	118.40	$	152.39	$	124.79	$	157.59	$	197.02
New Peer Group[1]	$	100.00	$	113.30	$	117.07	$	115.06	$	106.85	$	115.74
Old Peer Group[2]	$	100.00	$	116.68	$	117.73	$	114.08	$	105.66	$	114.10

(1)   The New Peer Group consists of BellRing Brands, Inc., Conagra Brands, Inc., Medifast, Inc., Nu Skin Enterprises, Inc., Post Holdings, Inc., The Hain Celestial Group, Inc., and USANA Health Sciences, Inc.

(2)   The Old Peer Group consists of BellRing Brands, Inc., Conagra Brands, Inc., Medifast, Inc., Nu Skin Enterprises, Inc., Post Holdings, Inc., The Hain Celestial Group, Inc., Tupperware Brands Corporation, and USANA Health Sciences, Inc.

Information with Respect to Dividends

We have not declared or paid cash dividends since 2014. The declaration of future dividends is subject to the discretion of our board of directors and will depend upon various factors, including our earnings, financial condition, Herbalife Ltd.'s available distributable reserves under Cayman Islands law, restrictions imposed by the 2024 Credit Facility and the terms of any other indebtedness that may be outstanding, cash requirements, future prospects and other factors deemed relevant by our board of directors.

Information with Respect to Purchases of Equity Securities by the Issuer

On February 9, 2021, our board of directors authorized a three-year $1.5 billion share repurchase program which had approximately $985.5 million of remaining authorized capacity prior to the share repurchase program expiring on February 9, 2024. This share repurchase program allowed us, which included an indirect wholly-owned subsidiary of Herbalife Ltd., to repurchase our common shares at such times and prices as determined by management, as market conditions warranted, and to the extent Herbalife Ltd.'s distributable reserves were available under Cayman Islands law. The 2024 Credit Facility permits us to repurchase our common shares as long as no default or event of default exists and other conditions, such as specified consolidated leverage ratios, are met.

We did not repurchase any of our common shares during the three months ended December 31, 2024. For further information on our share repurchases during the year ended December 31, 2024, see Note 8, *Shareholders' Deficit*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K.

Item 6.   ***[Reserved]***

Item 7.   ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Part I, Item 1A, Risk Factors*, and our consolidated financial statements and related notes, each included elsewhere in this Annual Report on Form 10-K.*

This section of this Annual Report on Form 10-K generally discusses 2024 and 2023 items and year-over-year comparisons between 2024 and 2023. Discussions of 2022 items and year-over-year comparisons between 2023 and 2022 that are not included in this Annual Report on Form 10-K can be found in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations*, of our Annual Report on Form 10-K for the year ended December 31, 2023, or the 2023 10-K.*

Overview

We are a global nutrition company that sells weight management; targeted nutrition; energy, sports, and fitness; and outer nutrition products to and through independent members, or Members. In China, we sell our products to and through independent service providers and sales representatives to customers and preferred customers, as well as through Company-operated retail platforms when necessary. We refer to Members that distribute our products and achieve certain qualification requirements as "sales leaders."

We provide high-quality, science-backed products to Members and their customers who seek a healthy lifestyle and we also offer a business opportunity to those Members who seek additional income. We believe enhanced consumer awareness and demand for our products due to global trends such as the obesity epidemic, increasing interest in a fit and active lifestyle, living healthier, and the rise of entrepreneurship, coupled with the effectiveness of personalized selling through a direct sales channel, have been the primary reasons for our continued success.

Our products are grouped in four principal categories: weight management; targeted nutrition; energy, sports, and fitness; and outer nutrition, along with literature, promotional, and other items. Our products are often sold through a series of related products and literature designed to simplify weight management and nutrition for consumers and maximize our Members' cross-selling opportunities.

While we continue to monitor the current global financial environment including the impacts of the inflation, foreign exchange rate fluctuations, and the wars in Ukraine and the Middle East, we remain focused on the opportunities and challenges in retailing our products and enhancing the customer experience, sponsoring and retaining Members, improving Member productivity, further penetrating existing markets, globalizing successful Daily Methods of Operation, or DMOs, such as Nutrition Clubs, Fit Clubs, and Weight Loss Challenges, introducing new products and globalizing existing products, developing niche market segments and further investing in our infrastructure.

We sell our products in five geographic regions:

• North America;

• Latin America, which consists of Mexico and South and Central America;

• EMEA, which consists of Europe, the Middle East, and Africa;

• Asia Pacific (excluding China); and

• China.

On July 15, 2016, we reached a settlement with the U.S. Federal Trade Commission, or FTC, and entered into the Consent Order, which resolved the FTC's multi-year investigation of the Company. We continue to monitor the impact of the Consent Order and our Audit Committee assists our board of directors in overseeing continued compliance with the Consent Order. While we currently do not expect the settlement to have a long-term and materially adverse impact on our business and our Member base, our business and our Member base, particularly in the U.S., may be negatively impacted. The terms of the Consent Order do not change our going to market through direct selling by independent distributors, and compensating those distributors based upon the product they and their sales organization sell. See Part I, Item 1, *Business*, of this Annual Report on Form 10-K for further discussion about the Consent Order and Part I, Item 1A, *Risk Factors*, of this Annual Report on Form 10-K for a discussion of risks related to the settlement with the FTC.

Certain Factors Impacting Results

Global inflationary pressures and other macroeconomic factors, such as foreign exchange rate fluctuations and geopolitical conflicts, can impact our financial condition, results of operations and liquidity. For example, inflationary pressure impacts both our cost structures and our pricing. During the twelve months ended December 31, 2024, we instituted pricing actions in certain markets to address region or market-specific conditions. We also instituted localized price increases in 2023. These actions are discussed further in the *Sales by Geographic Region* discussion further below. We continue to examine our cost structure and assess additional potential incremental pricing actions in response to ongoing inflationary pressures and any tariffs and retaliatory tariffs imposed by the U.S. or foreign governments which could have an adverse impact to our business, which includes our Mexico market where our U.S. manufacturing operations provides a significant amount of finished goods inventory to our Mexico operation.

The war in Ukraine has also impacted our results there as well as in Russia and certain neighboring markets; we do not have any manufacturing operations in Russia and Ukraine and our combined total assets in Russia and Ukraine, which primarily consists of short-term assets, was less than 1% of our consolidated total assets as of December 31, 2024.

Given the unpredictable and fluid nature of these factors, we are unable to predict the extent to which they will adversely impact our business, financial condition, and results of operations, including the impact they may have on our geographic regions and individual markets. See "Financial Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023" and "Sales by Geographic Region" for more specific discussion of these and other factors. See Part I, Item 1A, *Risk Factors*, of this Annual Report on Form 10-K for a further discussion of risks related to these matters.

Volume Points by Geographic Region

A key non-financial measure we focus on is Volume Points on a Royalty Basis, or Volume Points, which is essentially our weighted-average measure of product sales volume. Volume Points, which are unaffected by exchange rates or price changes, are used by management as a proxy for sales trends because in general, excluding the impact of price changes, an increase in Volume Points in a particular geographic region or country indicates an increase in our local currency net sales while a decrease in Volume Points in a particular geographic region or country indicates a decrease in our local currency net sales. The criteria we use to determine how and when we recognize Volume Points are not identical to our revenue recognition policies under U.S. GAAP. Unlike net sales, which are generally recognized when the product is delivered and when control passes to the Member, as discussed in greater detail in Note 2, *Basis of Presentation*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K, we recognize Volume Points when a Member pays for the order, which is generally prior to the product being delivered. Further, the periods in which Volume Points are tracked can vary slightly from the fiscal periods for which we report our results under U.S. GAAP. Therefore, there can be timing differences between the product orders for which net sales are recognized and for which Volume Points are recognized within a given period. However, historically these timing differences generally have been immaterial in the context of using changes in Volume Points as a proxy to explain volume-driven changes in net sales.

The specific number of Volume Points assigned to a product, which is generally consistent across all markets, is based on a Volume Point to suggested retail price ratio for similar products. If a product is available in different quantities, the various sizes will have different Volume Point values. In general, once assigned, a Volume Point value historically has been consistent in each region and country and has not changed from year to year. For strategic reasons, we may from time to time adjust Volume Point values in particular markets or regions. For example, certain Volume Point values were adjusted during fiscal year 2024 for the U.S. and Puerto Rico markets within the North American region, and for most markets within the Latin America region, excluding Mexico. We use Volume Points for Member qualification and recognition purposes, as well as a proxy for sales trends, and therefore, generally, we have historically kept Volume Points for a similar or like product consistent on a global basis. However, because Volume Points are a function of value rather than product type or size, they are not a reliable measure for product mix. As an example, an increase in Volume Points in a specific country or region could mean a significant increase in sales of less expensive products or a marginal increase in sales of more expensive products.

As described above, considering the recent changes to Volume Point values in certain regions, Management is currently evaluating the value and continued usefulness of the Volume Point metric.

	Year Ended December 31,					
	2024	**2023**	**% Change**	**2023**	**2022**	**% Change**
	(Volume Points in millions)					
North America[1]	1,029.5	1,160.9	(11.3)%	1,160.9	1,430.2	(18.8)%
Latin America[2].	1,035.8	1,028.0	0.8%	1,028.0	1,177.1	(12.7)%
EMEA	1,136.2	1,222.9	(7.1)%	1,222.9	1,353.4	(9.6)%
Asia Pacific..........	2,145.3	2,151.5	(0.3)%	2,151.5	2,156.5	(0.2)%
China	222.1	237.6	(6.5)%	237.6	261.4	(9.1)%
Worldwide[3]	5,568.9	5,800.9	(4.0)%	5,800.9	6,378.6	(9.1)%

(1) Excluding Volume Point adjustments that were made during the fourth quarter of 2024 for most products in North America region, including United States and Puerto Rico, the percent change for the twelve months ended December 31, 2024 as compared to the same period in 2023, would have been a decrease of 11.7%.

(2) Excluding Volume Point adjustments that were made during the second quarter of 2024 for most products in Latin America markets, excluding Mexico, the percent change for the twelve months ended December 31, 2024 as compared to the same period in 2023, would have been a decrease of 0.6%.

(3) Excluding Volume Point adjustments discussed in footnotes (1) and (2) above made during the 2024 fiscal year, the percent change for the twelve months ended December 31, 2024 as compared to the same period in 2023, would have been a decrease of 4.3%.

Volume Points decreased 4.0% for 2024, after having decreased 9.1% for the same period in 2023. Excluding the adjustments made during the second and fourth quarter of 2024, Volume Points decreased 4.3% for the twelve months ended December 31, 2024 as compared to the same period in 2023.

North America's Volume Point decreased for both, as reported and excluding the Volume Point adjustments, for the twelve months ended December 31, 2024 as compared to the same period in 2023, and the decrease was less than the prior year period decrease. In North America, we continue to enhance our educational, training, and motivational programs and promotions. Latin America's Volume Point trend was relatively flat for both, as reported and excluding the Volume Point adjustments, for the twelve months ended December 31, 2024 as compared to the same period in 2023, whereas the prior year period saw a decline. In Latin America we have implemented certain pricing changes and Marketing Plan changes in most markets in the region during the second quarter of 2024, excluding Mexico, which we believe, positively impacted certain of the region's markets; however, the fluctuations during the year continue to reflect the difficult economic conditions including inflationary impacts on Members' operations, and political and social instability in certain markets. EMEA's Volume Point decreased for the twelve months ended December 31, 2024 as compared to the same period in 2023 and the decrease was lower than the prior period decrease. The Volume Point in the Asia Pacific region was relatively flat for the twelve months ended December 31, 2024 as compared to the same period in 2023, after also being relatively flat for the twelve months ended December 31, 2023. In our India market, the largest market in the region, our Volume Point growth rate for the twelve months ended December 31, 2024 was less than the Volume Point growth rate experienced during the same period in 2023, and the Volume Points remained relatively flat for the second half of 2024 compared to the second half of 2023. China's Volume Point decreased for the twelve months ended December 31, 2024 as compared to the same period in 2023, and the decrease was less than the prior year period decrease. We believe, the recent economic difficulties experienced in the region are a contributing factor in China's recent Volume Point decreases.

For additional discussion on changes in net sales and volume points by region, refer to *Sales by Geographic Region* below.

During the twelve months ended December 31, 2024, our regions introduced a new training and recognition program that encourages recruitment and activity of new distributors. Despite the decreases in new Members in many of our markets, we believe this new training and recognition program could have been a contributing factor to increases in our new distributors in many of our markets during 2024.

Presentation

"*Net sales*" represent product sales to our Members, net of "*distributor allowances*," and inclusive of any shipping and handling revenues, as described further below.

Our Members purchase product from us at a suggested retail price, less discounts referred to as "*distributor allowance*." Each Member's level of discount is determined by qualification based on their volume of purchases. In cases where a Member has qualified for less than the maximum discount, the remaining discount, which we also refer to as a wholesale commission, is received by their sponsoring Members. Distributor allowances may also vary by country depending upon regulatory restrictions that limit or otherwise restrict distributor allowances. We also offer reduced distributor allowances with respect to certain products worldwide.

For U.S. GAAP purposes, shipping and handling services relating to product sales are recognized as fulfillment activities on our performance obligation to transfer products and are therefore recorded within net sales as part of product sales and are not considered as separate revenues.

In certain geographic markets, we have introduced segmentation of our Member base into two categories: "preferred members" — who are simply consumers who wish to purchase product for their own household use, and "distributors" — who are Members who also wish to resell products or build a sales organization. Additionally, in certain markets we are simplifying our pricing by eliminating certain shipping and handling charges and recovering those costs within suggested retail price.

Our international operations have provided and will continue to provide a significant portion of our total net sales. As a result, total net sales will continue to be affected by fluctuations in the U.S. dollar against foreign currencies. In order to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency fluctuations, in addition to comparing the percent change in net sales from one period to another in U.S. dollars, we also compare the percent change in net sales from one period to another period using "*net sales in local currency*." Net sales in local currency is not a U.S. GAAP financial measure. Net sales in local currency removes from net sales in U.S. dollars the impact of changes in exchange rates between the U.S. dollar and the local currencies of our foreign subsidiaries, by translating the current period net sales into U.S. dollars using the same foreign currency exchange rates that were used to translate the net sales for the previous comparable period. We believe presenting net sales in local currency is useful to investors because it allows a meaningful comparison of net sales of our foreign operations from period to period. However, net sales in local currency measures should not be considered in isolation or as an alternative to net sales in U.S. dollar measures that reflect current period exchange rates, or to other financial measures calculated and presented in accordance with U.S. GAAP.

Our "*gross profit*" consists of net sales less "*cost of sales*," which represents our manufacturing costs, the price we pay to our raw material suppliers and manufacturers of our products as well as shipping and handling costs including duties, tariffs, and similar expenses.

While certain Members may profit from their activities by reselling our products for amounts greater than the prices they pay us, Members that develop, retain, and manage other Members may earn additional compensation for those activities, which we refer to as "*Royalty overrides*." Royalty overrides are a significant operating expense and consist of:

- royalty overrides and production bonuses;

- the Mark Hughes bonus payable to some of our most senior Members; and

- other discretionary incentive bonuses to qualifying Members.

Royalty overrides are compensation to Members for the development, retention and improved productivity of their sales organizations and are paid to several levels of Members on each sale. Royalty overrides are compensation for services rendered to us and, as such, are recorded as an operating expense.

In China, our independent service providers are compensated for marketing, sales support, and other services instead of the distributor allowances and royalty overrides utilized in our global Marketing Plan. The majority of service fees to China independent service providers are included in selling, general, and administrative expenses.

Because of local country regulatory constraints, we may be required to modify our Member incentive plans as described above. We also pay reduced royalty overrides with respect to certain products worldwide. Consequently, the total Royalty override percentage may vary over time.

Our "*contribution margins*" consist of net sales less cost of sales, Royalty overrides, and service fees to our independent service providers in China, for the purposes of segment reporting specifically, as discussed further below and described in our Note 10, *Segment Information*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K.

"*Selling, general, and administrative expenses*" represent our operating expenses, which include labor and benefits, service fees to China independent service providers, sales events, professional fees, travel and entertainment, Member promotions, occupancy costs, communication costs, bank fees, depreciation and amortization, foreign exchange gains and losses, and other miscellaneous operating expenses.

Our "*other operating income*" consists of government grant income related to China.

Our *"other expense (income), net"* consists of non-operating income and expenses such as gains or losses on extinguishment of debt.

Most of our sales to Members outside the United States are made in the respective local currencies. In preparing our financial statements, we translate revenues into U.S. dollars using average exchange rates. Additionally, the majority of our purchases from our suppliers generally are made in U.S. dollars. Consequently, a strengthening of the U.S. dollar versus a foreign currency can have a negative impact on gross profit and can generate foreign currency losses on intercompany transactions. Foreign currency exchange rates can fluctuate significantly. From time to time, we enter into foreign currency derivatives to partially mitigate our foreign currency exchange risk as discussed in further detail in Part II, Item 7A, *Quantitative and Qualitative Disclosures about Market Risk*, of this Annual Report on Form 10-K.

Results of Operations

Our results of operations for the periods below are not necessarily indicative of results of operations for future periods, which depend upon numerous factors, including our ability to sponsor Members and retain sales leaders, further penetrate existing markets, introduce new products and programs that will help our Members increase their retail efforts and develop niche market segments.

The following table sets forth selected results of our operations expressed as a percentage of net sales for the periods indicated:

	Year Ended December 31,		
	2024	**2023**	**2022**
Operations:			
Net sales	100.0%	100.0%	100.0%
Cost of sales	22.1	23.5	22.6
Gross profit	77.9	76.5	77.4
Royalty overrides[1]	32.7	32.8	32.4
Selling, general, and administrative expenses[1]	37.6	36.9	34.8
Other operating income	(0.1)	(0.2)	(0.3)
Operating income	7.7	7.0	10.5
Interest expense	4.4	3.2	2.7
Interest income	0.3	0.2	0.2
Other expense (income), net	0.2	—	(0.2)
Income before income taxes	3.4	4.0	8.2
Income taxes	(1.7)	1.2	2.0
Net income	5.1%	2.8%	6.2%

(1)   The majority of service fees to our independent service providers in China are included in selling, general, and administrative expenses while Member compensation for all other countries is included in Royalty overrides.

Changes in net sales are directly associated with the retailing of our products, recruitment of new Members, and retention of sales leaders. Our strategies involve providing quality products, improved DMOs, including daily consumption approaches such as Nutrition Clubs, easier access to product, systemized training and education of Members on our products and methods, leveraging technology to make it easier for our Members to do business, and continued promotion and branding of Herbalife products.

Management's role, in-country and at the region and corporate level, is to provide Members with a competitive, broad, and innovative product line, offer leading-edge business tools and technology services, and encourage strong teamwork and Member leadership to make doing business with Herbalife simple. We continue to provide our Members with enhanced technology tools, which includes updated brand sites, for ordering, business performance, and customer retailing to make it easier for them to do business with us and to optimize their customers' experiences. Management uses the Marketing Plan, which reflects the rules for our global network marketing organization that specify the qualification requirements and general compensation structure for Members, coupled with educational, training, and motivational programs and promotions to encourage Members to increase retailing, retention, and recruiting, which in turn affect net sales. Such programs include sales events such as Extravaganzas, Leadership Development Weekends and World Team Schools where large groups of Members network with other Members, learn retailing, retention, and recruiting techniques from our leading Members, and become more familiar with how to market and sell our products and business opportunities. Accordingly, management believes that these development and motivation programs increase the productivity of the sales leader network. The expenses for such programs are included in selling, general, and administrative expenses. We also use event and non-event product promotions to motivate Members to increase retailing, retention, and recruiting activities. These promotions have prizes ranging from qualifying for events to product prizes and vacations. In a number of markets, we have segmented our Member base into "preferred members" and "distributors" for more targeted and efficient communication and promotions for these two differently motivated types of Members. In certain other markets that have not been segmented, we use Member data to similarly categorize Members for communication and promotion efforts.

DMOs are being generated in many of our markets and are globalized where applicable through the combined efforts of Members and country, regional and corporate management. While we support a number of different DMOs, one of the most popular DMOs is the daily consumption DMO. Under our traditional DMO, a Member typically sells to its customers on an infrequent basis (e.g., monthly) which provides fewer opportunities for interaction with their customers. Under a daily consumption DMO, a Member interacts with its customers on a more frequent basis, including such activities as weekly weigh-ins, which enables the Member to better educate and advise customers about nutrition and the proper use of the products and helps promote daily usage as well, thereby helping the Member grow his or her business. Specific examples of globalized DMOs include the Nutrition Club concept in Mexico and the Weight Loss Challenge in the United States. Management's strategy is to review the applicability of expanding successful country initiatives throughout a region, and where appropriate, support the globalization of these initiatives.

The factors described above help Members increase their business, which in turn helps drive Volume Point growth in our business, and thus, net sales growth. The discussion below of net sales details some of the specific drivers of changes in our business and causes of sales fluctuations during the year ended December 31, 2024 as compared to the same period in 2023, as well as the unique growth or contraction factors specific to certain geographic regions or significant markets within a region during these periods. Net sales fluctuations, both Company-wide and within a particular geographic region or market, are primarily the result of changes in volume, changes in prices, or changes in foreign currency translation rates. The discussion of changes in net sales quantifies the impact of those drivers that are quantifiable such as changes in foreign currency translation rates, and cites the estimated impact of any significant price changes. The remaining drivers, which management believes are the primary drivers of changes in volume, are typically qualitative factors whose impact cannot be quantified. We use Volume Points as an indication for changes in sales volume.

Global inflationary pressures, supply chain challenges and other macroeconomic factors such as geopolitical conflict and trade tensions may impact both our cost structures and our pricing, with potential sales volume impact. However, given the unpredictable, unprecedented, and fluid nature of these factors, we are unable to predict the extent to which they will adversely impact our business, financial condition, and results of operations, including the impact it may have on our regions and individual markets. We continue to examine our cost structure and assess potential incremental pricing actions in response to ongoing inflationary pressures which could impact our net sales and sales volumes. See the *Sales by Geographic Region* below for a more detailed discussion of each geographic region and individual market.

Financial Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Net sales were $4,993.1 million for the year ended December 31, 2024. Net sales decreased $69.3 million, or 1.4%, for the year ended December 31, 2024 as compared to the same period in 2023. In local currency, net sales increased 1.2% for the year ended December 31, 2024 as compared to the same period in 2023. The 1.4% decrease in net sales for the year ended December 31, 2024 was primarily driven by a decrease in sales volume, as indicated by a 4.0% decrease in Volume Points (4.3% decrease excluding the impact of the Volume Point adjustments noted above in the *Volume Points by Geographic Region* section), and a 2.6% unfavorable impact of fluctuations in foreign currency exchange rates, partially offset by a 5.3% favorable impact of price increases.

Net income was $254.3 million, or $2.50 per diluted share, for the year ended December 31, 2024. Net income increased $112.1 million, or 78.8%, for the year ended December 31, 2024 as compared to the same period in 2023. The increase in net income for the year ended December 31, 2024 was mainly due to $145.7 million lower income taxes primarily due to the deferred income tax impacts from corporate reorganization in 2024 and $26.2 million lower royalty overrides driven by lower net sales, partially offset by $51.6 million higher net interest expense.

Net income for the year ended December 31, 2024 included a $147.3 million favorable deferred income tax impacts from corporate reorganization in 2024, a $69.1 million pre-tax unfavorable impact ($51.6 million post-tax) of Restructuring Program expenses, primarily relating to employee retention and separation costs, a $26.7 million pre-tax unfavorable impact ($24.9 million post-tax) of expenses relating to our new Digital Technology Program focused on enhancing and rebuilding our Member facing technology platform and web-based Member tools, a $13.4 million pre-tax unfavorable impact ($10.3 million post-tax) of Transformation Program expenses, primarily relating to employee retention and separation costs, a $10.5 million pre-tax unfavorable impact ($8.2 million post-tax) of loss on extinguishment of debt related to the April 2024 debt refinancing transactions, and a $4.0 million pre-tax favorable impact ($3.1 million post-tax) of gain on sale of the Company's land, building, and related building improvements of its office building in Torrance, California (See Note 2, *Basis of Presentation*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for further discussion).

Net income for the year ended December 31, 2023 included a $54.2 million pre-tax unfavorable impact ($43.6 million post-tax) of Transformation Program expenses, primarily relating to employee retention and separation costs; a $32.1 million pre-tax unfavorable impact ($29.5 million post-tax) of expenses relating to our new Digital Technology Program focused on enhancing and rebuilding our Member facing technology platform and web-based Member tools; an $8.6 million pre-tax unfavorable impact ($7.5 million post-tax) related to the Korea customs duty settlement (See Note 7, *Contingencies*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of our 2023 10-K for further discussion); and a $1.0 million favorable impact ($1.0 million post-tax) on the extinguishment of a portion of the 2024 Convertible Notes (See Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for further discussion).

Reporting Segment Results

We aggregate our operating segments, excluding China, into a reporting segment, or the Primary Reporting Segment. The Primary Reporting Segment includes the North America, Latin America, EMEA, and Asia Pacific regions. China has been identified as a separate reporting segment as it does not meet the criteria for aggregation. See Note 10, *Segment Information*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for further discussion of our reporting segments. See below for discussions of net sales and contribution margin by our reporting segments.

Net Sales by Reporting Segment

The Primary Reporting Segment reported net sales of $4,695.5 million for the year ended December 31, 2024, representing a decrease of $39.5 million, or 0.8%, as compared to the same period in 2023. In local currency, net sales increased 1.8% for the year ended December 31, 2024 as compared to the same period in 2023. The 0.8% decrease in net sales for the year ended December 31, 2024 was primarily due to a decrease in sales volume, as indicated by a 3.9% decrease in Volume Points (4.2% decrease excluding the impact of the Volume Point adjustments noted above in the *Volume Points by Geographic Region* section) and a 2.7% unfavorable impact of fluctuations in foreign currency exchange rates, partially offset by a 5.6% favorable impact of price increases.

For a discussion of China's net sales for the year ended December 31, 2024 as compared to the same period in 2023, see the China section of *Sales by Geographic Region* below.

Contribution Margin by Reporting Segment

As discussed above under "Presentation," contribution margin consists of net sales less cost of sales, Royalty overrides, and service fees to our independent service providers in China. Also, as discussed in Note 10, *Segment Information*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K, in the second quarter of 2024, the Company changed its presentation of this segment reporting measure for its China segment. Historical information discussed below has been adjusted to conform with the current period contribution margin. This change had no impact on the Company's accompanying consolidated statements of income and only impacts the China contribution margin amounts discussed below and the operating information table in Note 10, *Segment Information*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K.

The Primary Reporting Segment reported contribution margin of $2,004.3 million, or 42.7% of net sales, for the year ended December 31, 2024, representing an increase of $66.5 million, or 3.4%, as compared to the same period in 2023. The 3.4% increase in contribution margin for the year ended December 31, 2024 was primarily the result of a 9.5% favorable impact of price increases and a 0.5% favorable impact of lower inventory write-downs, partially offset by unfavorable impact of volume decreases, as indicated by a 3.9% decrease in Volume Points (4.2% decrease excluding the impact of the Volume Point adjustments noted above in the *Volume Points by Geographic Region* section), and a 2.4% unfavorable impact of foreign currency fluctuations.

China reported contribution margin of $101.7 million for the year ended December 31, 2024, representing a decrease of $7.7 million, or 7.0%, as compared to the same period in 2023. The 7.0% decrease in contribution margin for the year ended December 31, 2024 was primarily the result of an unfavorable impact of volume decreases, as indicated by a 6.5% decrease in Volume Points, a 2.5% unfavorable impact of sales mix, and a 2.1% unfavorable impact of foreign currency fluctuations, partially offset by a 1.4% favorable impact of cost changes related to self-manufacturing and sourcing.

Sales by Geographic Region

Net sales by geographic region were as follows:

	Year Ended December 31,		
	2024	**2023**	**% Change**
	(Dollars in millions)		
North America	$ 1,054.4	$ 1,131.4	(6.8)%
Latin America	832.5	820.9	1.4%
EMEA	1,084.8	1,068.8	1.5%
Asia Pacific	1,723.8	1,713.9	0.6%
China	297.6	327.4	(9.1)%
Worldwide	$ 4,993.1	$ 5,062.4	(1.4)%

North America

The North America region reported net sales of $1,054.4 million for the year ended December 31, 2024. Net sales decreased $77.0 million, or 6.8%, for the year ended December 31, 2024 as compared to the same period in 2023. In local currency, net sales decreased 6.8% for the year ended December 31, 2024 as compared to the same period in 2023. The 6.8% decrease in net sales for the year ended December 31, 2024 was primarily due to a decrease in sales volume, as indicated by an 11.3% decrease in Volume Points (11.7% decrease excluding the impact of the Volume Point adjustments noted above in the *Volume Points by Geographic Region* section), partially offset by a 4.7% favorable impact of price increases and a 0.5% favorable impact of country sales mix.

Net sales in the U.S. were $1,026.0 million for the year ended December 31, 2024. Net sales decreased $74.5 million, or 6.8%, for the year ended December 31, 2024 as compared to the same period in 2023.

Sales volumes continued to decline for the twelve months ended December 31, 2024 compared to the 2023 prior year period. Despite increases in new distributors, we continue to have fewer total number of new Members in the region during the twelve months ended December 31, 2024 compared to the prior year period. We are supporting Members with new product launches, a new training and recognition program, targeted communications and sales incentives, as well as modernizing our technological tools in order to enhance our Members' ability to market and sell our products and promote business opportunities. The region implemented 3.0% price increases during March 2024. During 2023, the region implemented 3.5% price increases during March 2023 and September 2023.

Latin America

The Latin America region reported net sales of $832.5 million for the year ended December 31, 2024. Net sales increased $11.6 million, or 1.4%, for the year ended December 31, 2024 as compared to the same period in 2023. In local currency, net sales increased 7.8% for the year ended December 31, 2024 as compared to the same period in 2023. The 1.4% increase in net sales for the year ended December 31, 2024 was primarily due to a 6.3% favorable impact of price increases, an increase in sales volume, as indicated by a 0.8% increase in Volume Points (0.6% decrease excluding the impact of the Volume Point adjustments noted above in the *Volume Points by Geographic Region* section), and a 0.5% favorable impact of country sales mix, partially offset by a 6.4% unfavorable impact of fluctuations in foreign currency exchange rates. As described further above, Volume Points are generally recognized when a Member pays for an order, while net sales are generally recognized when product is delivered and when control passes to the Member or customer. If Volume Points were recognized consistent with the timing of when net sales are recognized in accordance with U.S. GAAP, sales volume for the twelve months ended December 31, 2024 would have been an increase of 2.5% (1.1% increase excluding the impact of the Volume Point adjustments) as there was a more favorable timing difference between net sales and Volume Point recognition during the twelve months ended December 31, 2024 as compared to the same period in 2023.

Net sales in Mexico were $538.6 million for the year ended December 31, 2024. Net sales increased $13.6 million, or 2.6% for the year ended December 31, 2024 as compared to the same period in 2023. In local currency, net sales increased 5.4% for the year ended December 31, 2024 as compared to the same period in 2023. The fluctuation of foreign currency exchange rates had an unfavorable impact of $14.9 million for the year ended December 31, 2024. Mexico's Volume Point was relatively flat for the twelve months ended December 31, 2024, as compared to a decrease during the same period in 2023. Macroeconomic conditions, such as a slowdown in the economy and prolonged high interest rates, have created challenges for Members' and Members' Nutrition Club operations, which continue to be an important DMO in the market.

During the second half of 2023 and in the first quarter of 2024, we experienced importation delays in Mexico as a result of the government delaying timely approval of importation permits which impacted certain of our inventory supply, which we believe adversely affected our net sales through the first quarter of 2024. To minimize the risk of disruption to our Mexico market, we continue to work closely with the Mexican government and, during the rest of 2024, we have seen improvements as importation permits were timely received and are no longer experiencing any disruptions. The Mexico market implemented a 5.25% price increase during March 2024. During 2023, the Mexico market implemented 2% and 5% price increases during June 2023 and January 2023, respectively.

The sales volume increase was greatest for our Guatemala market while the greatest decreases in sales volume were in our Colombia, Argentina, and Chile markets, for the twelve months ended December 31, 2024, compared to the same period in 2023. The majority of markets in the region instituted price increases to address market-specific conditions during the first quarter of 2024. During the second quarter of 2024, most markets within the Latin America region, excluding Mexico, implemented a 5% price reduction and Marketing Plan changes to enhance the competitiveness of our product pricing and aiming to stimulate incremental growth in volume. We believe these changes may have been a contributing factor for the increases in sales volume for certain of our markets in the region during the fiscal year 2024.

The region has seen difficult economic conditions as well as market-specific factors including political and social instability. Inflationary pressures, are improving but remained elevated, and foreign exchange rate fluctuations in certain markets in the region have challenged our Members' operations and customer demand. Promotional efforts within the region include increasing in-person activities, adding programs, such as Masterclass training formats, supporting on a market-by-market basis the Nutrition Club DMO, utilizing segmented promotions and sales incentives, and launching new products.

EMEA

The EMEA region reported net sales of $1,084.8 million for the year ended December 31, 2024. Net sales increased $16.0 million, or 1.5% for the year ended December 31, 2024 as compared to the same period in 2023. In local currency, net sales increased 4.4% for the year ended December 31, 2024 as compared to the same period in 2023. The 1.5% increase in net sales for the year ended December 31, 2024 was primarily due to a 9.4% favorable impact of price increases and a 2.2% favorable impact of country sales mix, partially offset by a decrease in sales volume, as indicated by a 7.1% decrease in Volume Points and a 2.9% unfavorable impact of fluctuations in foreign currency exchange rates. The EMEA region has no single market that accounts for a significant portion of our consolidated net sales.

Economic conditions across the region, including inflation in certain markets, weakened consumer confidence, and foreign exchange rate fluctuations, as well as political uncertainty in certain markets appear to be further hindering business recovery. The volume declines across the EMEA markets during the twelve months ended December 31, 2024, as compared to the same period in 2023, were led by Türkiye, Spain and Russia, partially offset by increases in Mongolia, United Kingdom and Kazakhstan. Despite a decline in volume, Türkiye saw a year over year increase in net sales, primarily due to price increases. Our Russia entity had no sales during the twelve months ended December 31, 2024 due to the suspension of product shipments to our Russia entity where its inventory had been fully depleted as of September 30, 2023; therefore our Russia entity will not have any product sales in future periods while its inventory remains fully depleted. As a result, Russian Members purchasing products in Kazakhstan, among other neighboring markets, has led to increases in volume in Kazakhstan.

Focus areas for Herbalife and our Members in the region include promotions and events, launching new products, enhancing both online and in person training programs and meetings, including new regional Masterclass training formats to help distributors improve their business, supporting Nutrition clubs and other DMOs, and other promotional activities in order to grow our sales in the region. The majority of the markets in the region instituted price increases to address market-specific conditions during the twelve months ended December 31, 2024.

Asia Pacific

The Asia Pacific region, which excludes China, reported net sales of $1,723.8 million for the year ended December 31, 2024. Net sales increased $9.9 million, or 0.6%, for the year ended December 31, 2024 as compared to the same period in 2023. In local currency, net sales increased 3.0% for the year ended December 31, 2024 as compared to the same period in 2023. The 0.6% increase in net sales for the year ended December 31, 2024 was primarily due to a 3.5% favorable impact of price increases, partially offset by a 2.4% unfavorable impact of fluctuations in foreign currency exchange rates and a decrease in sales volume, as indicated by a 0.3% decrease in Volume Points.

Net sales in India were $844.8 million for the year ended December 31, 2024. Net sales increased $48.2 million, or 6.1%, for the year ended December 31, 2024 as compared to the same period in 2023. In local currency, net sales increased 7.4% for the year ended December 31, 2024 as compared to the same period in 2023. The fluctuation of foreign currency exchange rates had an unfavorable impact of $11.0 million on net sales for the year ended December 31, 2024. The sales volume in India increased 2.4% for the twelve months ended December 31, 2024, as compared to the same period in 2023. We continue to promote our brand, such as through sports sponsorships, in-person events, and introducing new product line for skin care. The India market implemented a 3.0% price increase in November 2024. During 2023, the India market implemented a 4.5% price increase during November 2023.

Net sales in Vietnam were $283.7 million for the year ended December 31, 2024. Net sales increased $4.7 million, or 1.7%, for the year ended December 31, 2024 as compared to the same period in 2023. In local currency, net sales increased 6.8% for the year ended December 31, 2024 as compared to the same period in 2023. The fluctuation of foreign currency exchange rates had an unfavorable impact of $14.4 million on net sales for the year ended December 31, 2024. The sales volume in Vietnam increased for the twelve months ended December 31, 2024, as compared to the 2023 period and was partially driven by, we believe, successful implementation of promotional initiatives and sales events. Members' Nutrition Club operations continue to be an important DMO in the market which management continues to support and monitor. The market implemented a 3.5% price increase in March 2024. During 2023, the Vietnam market implemented a 3% price increase during March 2023. Further, changes to direct-selling regulations in the market were approved by the Vietnam government in April 2023; we continue to work closely with the Vietnam government to monitor their interpretations of these regulations, and address them accordingly. In January 2025, the Vietnam government renewed our direct selling license, which will remain valid until January 2030, at which time we will seek its renewal.

Across several other markets, sales volume was down for the twelve months ended December 31, 2024 as compared to the 2023 period, most significantly for Indonesia and South Korea. Although total Members declined for the region, we have seen an increase in new distributors for certain of our markets. In addition, as Members' Nutrition Club operations continue to recover from macroeconomic conditions including inflationary pressure and high interest rates in certain markets that have also challenged some areas of customer demand. Our efforts in the region include programs and promotional initiatives to incentivize sales, and launching new products. Most markets in the region instituted price increases to address market-specific conditions during the twelve months ended December 31, 2024.

China

The China region reported net sales of $297.6 million for the year ended December 31, 2024. Net sales decreased $29.8 million, or 9.1%, for the year ended December 31, 2024 as compared to the same period in 2023. In local currency, net sales decreased 7.5% for the year ended December 31, 2024 as compared to the same period in 2023. The 9.1% decrease in net sales for the year ended December 31, 2024 was primarily due to a decrease in sales volume, as indicated by a 6.5% decrease in Volume Points, a 2.5% unfavorable impact of sales mix, and a 1.6% unfavorable impact of fluctuations in foreign currency exchange rates. The China region had no price increase during the twelve months ended December 31, 2024 and during the twelve months ended December 31, 2023.

Sales volume was down for the twelve months ended December 31, 2024 as compared to the 2023 period as our Members adjust to our sales initiatives and they continue rebuilding and optimizing their business process. We believe, the recent economic difficulties experienced in the region are a contributing factor in China's recent Volume Point decreases. The frequency and attendance of our and our Members' in-person training and sales meetings, which are important to the business as they are a central channel for attracting and retaining customers, providing personal and professional development for our Members, and promoting our products, are stabilizing, but continue to be below pre-pandemic levels. Other focus areas for China include enhancing our digital capabilities and offerings, such as improving the integration of our technological and enhanced tools to make it easier for our Members to do business, encouraging a customer-based approach through customer loyalty programs to engage customers, and supporting Nutrition Clubs. We have expanded our product line for the China market and continue to conduct sales promotions in the region.

Sales by Product Category

Net sales by product category were as follows:

	Year Ended December 31,		
	2024	**2023**	**% Change**
	(Dollars in millions)		
Weight Management	$ 2,768.1	$ 2,851.7	(2.9)%
Targeted Nutrition	1,484.3	1,480.0	0.3%
Energy, Sports, and Fitness	572.2	560.3	2.1%
Outer Nutrition	83.6	82.5	1.3%
Literature, Promotional, and Other	84.9	87.9	(3.4)%
Total	$ 4,993.1	$ 5,062.4	(1.4)%

The trends and business factors described in the above discussions of the individual geographic regions apply generally to all product categories.

Gross Profit

Gross profit was $3,888.8 million and $3,871.4 million for the years ended December 31, 2024 and 2023, respectively. Gross profit as a percentage of net sales was 77.9% and 76.5% for the years ended December 31, 2024 and 2023, respectively, or a favorable net increase of 141 basis points.

The increase in gross profit as a percentage of net sales for the year ended December 31, 2024 as compared to the same period in 2023 included the favorable impact of price increases of 121 basis points; the favorable impact of lower inventory write-downs of 18 basis points; the favorable impact of foreign currency fluctuations of 12 basis points; and favorable other cost changes of 8 basis points; partially offset by unfavorable changes in sales mix of 15 basis points; and unfavorable cost changes related to self-manufacturing and sourcing of 3 basis points primarily related to increased raw material, manufacturing labor, and increased allocated overhead costs due to lower production volume.

Generally, gross profit as a percentage of net sales may vary from period to period due to the impact of foreign currency fluctuations, changes in sales mix, price increases, cost changes related to inflation, self-manufacturing and sourcing, and inventory write-downs.

Royalty Overrides

Royalty overrides were $1,633.0 million and $1,659.2 million for the years ended December 31, 2024 and 2023, respectively. Royalty overrides as a percentage of net sales were 32.7% and 32.8% for the years ended December 31, 2024 and 2023, respectively.

The decrease in royalty overrides as a percentage of net sales for the year ended December 31, 2024 as compared to the same period in 2023 was primarily due to favorable changes in mix of products and countries, partially offset by lower net sales in China as a proportion of our total worldwide net sales. Generally, royalty overrides as a percentage of net sales may vary from period to period due to changes in the mix of products and countries because full royalty overrides are not paid on certain products and in certain countries. The majority of service fees to our independent service providers in China are included in selling, general, and administrative expenses while Member compensation for all other countries is included in Royalty overrides.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses were $1,875.4 million and $1,866.0 million for the years ended December 31, 2024 and 2023, respectively. Selling, general, and administrative expenses as a percentage of net sales were 37.6% and 36.9% for the years ended December 31, 2024 and 2023, respectively.

The increase in selling, general, and administrative expenses for the year ended December 31, 2024 as compared to the same period in 2023 was driven by $33.4 million in higher labor and benefits costs and $29.2 million in higher professional fees, partially offset by $15.2 million in lower service fees for China independent service providers due to lower sales in China, $12.4 in lower Member events and promotions, $9.5 million in lower foreign exchange losses, and $8.2 million in lower advertising and sponsorships. The increase in labor and benefit costs includes higher employee retention and separation costs related to the Restructuring Program, and higher employee bonus accruals, partially offset by lower expenses related to the Transformation Program, and savings on labor cost resulting from the restructuring initiatives. The increase in professional fees includes higher costs related to software-as-a-service arrangements, as well as higher expenses related to the Digital Technology Program.

See Note 14, *Restructuring Activities*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a further discussion on our Transformation Program and Restructuring Program.

Other Operating Income

The $5.5 million of other operating income for the year ended December 31, 2024 consisted of $5.5 million of government grant income for China (See Note 2, *Basis of Presentation*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K).

The $10.2 million of other operating income for the year ended December 31, 2023 consisted of $10.2 million of government grant income for China.

Interest Expense, Net

Interest expense, net is as follows:

	Year Ended December 31,	
	2024	2023
	(in millions)	
Interest expense	$ 218.3	$ 165.9
Interest income	(12.3)	(11.5)
Interest expense, net	$ 206.0	$ 154.4

The increase in interest expense, net for the year ended December 31, 2024 as compared to the same period in 2023 was primarily due to an increase in our weighted-average interest rate as a result of the April 2024 debt refinancing transactions, partially offset by a decrease in our overall weighted-average borrowings. See Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for further discussion.

Other Expense (Income), Net

The $10.5 million of other expense (income), net for the year ended December 31, 2024 consisted of a loss on the extinguishment of the 2018 Credit Facility and the partial redemption of the 2025 Notes (See Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K).

The $1.0 million of other expense (income), net for the year ended December 31, 2023 consisted of a gain on the extinguishment of a portion of the 2024 Convertible Notes.

Income Taxes

Income taxes were $(84.9) million and $60.8 million for the years ended December 31, 2024 and 2023, respectively. The effective income tax rate was (50.1)% and 30.0% for the years ended December 31, 2024 and 2023, respectively. The income tax benefit for the year ended December 31, 2024 included the tax impacts of changes we initiated to our corporate entity structure during the fourth quarter of 2024, including intra-entity transfers of intellectual property to one of our European subsidiaries. As a result of this reorganization, we recognized a step-up in tax basis on the fair value of the intellectual property and recorded an associated deferred income tax asset of $177.6 million, partially offset by a valuation allowance of $61.3 million for amounts not more-likely-than-not to be realized. In addition, as a result of this reorganization, we released valuation allowances related to net operating losses in certain of our European subsidiaries that we now expect to be able to utilize resulting in a benefit of $49.5 million, partially offset by a deferred tax charge of $18.5 million.

Liquidity and Capital Resources

We have historically met our short- and long-term working capital and capital expenditure requirements, including funding for expansion of operations, through net cash flows provided by operating activities. Variations in sales of our products directly affect the availability of funds. There are no material contractual restrictions on our ability to transfer and remit funds among our international affiliated companies. However, there are foreign currency restrictions in certain countries which could reduce our ability to timely obtain U.S. dollars. Even with these restrictions and the current inflationary environment, which is improving but has remained elevated in certain markets during the twelve months ended December 31, 2024, we believe we will have sufficient resources, including cash flow from operating activities and longer-term access to capital markets, to meet debt service obligations in a timely manner and be able to continue to meet our objectives.

Historically, our debt has not resulted from the need to fund our normal operations, but instead has resulted primarily from our share repurchase programs. Since inception in 2007, total share repurchases amounted to approximately $6.5 billion. While a significant net sales decline could potentially affect the availability of funds, many of our largest expenses are variable in nature, which we believe protects our funding in all but a dramatic net sales downturn. Our $415.3 million cash and cash equivalents as of December 31, 2024 and our senior secured credit facility, in addition to cash flow from operations, can be used to support general corporate purposes, including any future strategic investment opportunities, share repurchases, and dividends.

For the year ended December 31, 2024, we generated $285.4 million of operating cash flow as compared to $357.5 million for the same period in 2023. The decrease in our operating cash flow was the result of $56.9 million of lower net income excluding non-cash and reconciling items disclosed within our consolidated statement of cash flows, and $15.2 million of unfavorable changes in operating assets and liabilities. The $56.9 million of lower net income excluding non-cash and reconciling items was primarily driven by higher interest expense and higher income taxes excluding the impact of the net deferred income tax benefits from corporate entity reorganization discussed above, partially offset by lower royalty overrides driven by lower net sales (See *Financial Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023* above for further discussion). The $15.2 million of unfavorable changes in operating assets and liabilities was primarily the result of unfavorable changes in inventories, and Other; partially offset by favorable changes in receivables, prepaid expenses and other current assets, royalty overrides, and other current liabilities. The unfavorable change in Other is primarily related to the Korea customs duty settlement in 2023, partially offset by capitalized implementation costs of cloud-based hosting arrangements.

Capital expenditures, including accrued capital expenditures, for the years ended December 31, 2024 and 2023 were $112.2 million and $140.1 million, respectively. The majority of these expenditures during the twelve months ended December 31, 2024 represented investments in management information systems, including initiatives to develop enhanced Member tools which includes our $400 million multi-year Digital Technology Program that is focused on enhancing and rebuilding our Member facing technology platform and web-based Member tools to provide enhanced digital capabilities and experiences to our Members, which we also refer to as Herbalife One. We expect to continue our investments in these areas and expect to incur total capital expenditures of approximately $100 million to $130 million for the full year 2025, which includes Herbalife One. We have incurred approximately $330 million of implementation costs relating to Herbalife One as of December 31, 2024. In addition, based on the Herbalife One implementation costs incurred thus far, we began to recognize non-cash amortization expenses during the first quarter of 2024 and recognized approximately $35 million of these non-cash amortization expenses within our full-year 2024 consolidated statement of income; thereafter, we expect to recognize similar amounts of non-cash amortization expenses which could vary depending on the total actual future Herbalife One related expenditures and the associated timing of future technology being available for deployment. The capital expenditures relating to Herbalife One, are separate to the Transformation Program described further below.

In March 2024, we hosted our annual global honors event where sales leaders from around the world met, shared best practices, and conducted leadership training, and our management awarded Members $74.9 million of Mark Hughes bonus payments related to their 2023 performance. In March 2023, our management awarded Members $77.9 million of Mark Hughes bonus payments related to their 2022 performance.

In 2021, we initiated a global transformation program to optimize global processes for future growth, or the Transformation Program. The Transformation Program involves the investment in certain new technologies and the realignment of infrastructure and the locations of certain functions to better support distributors and customers. The Transformation Program is expected to deliver annual savings of approximately $110 million with approximately $70 million of savings realized in 2023 and approximately $110 million of annual savings realized in 2024 and thereafter. We have incurred total pre-tax expenses of approximately $92.5 million through December 31, 2024 to realize these annual run-rate savings, of which $13.3 million, $54.2 million, and $12.1 million, were recognized in selling, general, and administrative expenses within our consolidated statements of income during the years ended December 31, 2024, 2023, 2022, respectively. In addition, we have incurred approximately $20 million of related capital expenditures from inception to date, primarily relating to technology, to support the Transformation Program. The Transformation Program has been substantially completed as of December 31, 2024, and we do not expect significant expenses or capital expenditures during 2025.

During the first quarter of 2024, we initiated a Restructuring Program to streamline our organizational structure to make it more efficient and effective and to allow our management team to work more closely to the markets, our distributors, and our customers. The Restructuring Program is expected to deliver annual savings of at least $80 million beginning in 2025 with at least $50 million of savings already realized during the twelve months ended December 31, 2024. We also expect to incur total pre-tax expenses of approximately $74 million relating to the Restructuring Program, of which we incurred total pre-tax expenses of $69.1 million through December 31, 2024, which were recognized in selling, general, and administrative expenses within the consolidated statement of income during the twelve months ended December 31, 2024. The Restructuring Program has been substantially completed as of December 31, 2024.

Senior Secured Credit Facility

On August 16, 2018, we entered into a $1.25 billion senior secured credit facility, or the 2018 Credit Facility, consisting of a $250.0 million term loan A, or the 2018 Term Loan A, a $750.0 million term loan B, or the 2018 Term Loan B, and a $250.0 million revolving credit facility, or the 2018 Revolving Credit Facility, with a syndicate of financial institutions as lenders.

Subsequently, the 2018 Credit Facility was amended in a series of amendments that, as of March 31, 2024, among other things, increased the borrowing capacity of the 2018 Term Loan A to a total of $286.2 million and the 2018 Revolving Credit Facility to a total of $330.0 million and establishing the Secured Overnight Financing Rate, or SOFR, for interest rate purposes under the 2018 Credit Facility. Borrowings utilizing SOFR under both the 2018 Term Loan A and 2018 Revolving Credit Facility, bore interest at, depending on our total leverage ratio and the Adjusted Term SOFR, which is the rate per annum equal to Term SOFR plus a rate adjustment based on interest periods of one month, three months, six months and twelve months tenors equaling to approximately 0.11%, 0.26%, 0.43% and 0.72%, respectively. The maturity date of both the 2018 Term Loan A and 2018 Revolving Credit Facility was March 19, 2025. The 2018 Term Loan B maturity date was August 18, 2025.

The 2018 Credit Facility required us to comply with a leverage ratio. The 2018 Credit Facility also contained affirmative and negative covenants customary for financings of this type, including, among other things, limitations or prohibitions on repurchasing common shares, declaring and paying dividends and other distributions, redeeming and repurchasing certain other indebtedness, making loans and investments, incurring additional indebtedness, granting liens, and effecting mergers, asset sales and transactions with affiliates. In addition, the 2018 Credit Facility contained customary events of default.

On April 12, 2024, concurrently with the issuance of the $800.0 million aggregate principal amount of senior secured notes, or the 2029 Secured Notes, as described further below, we entered into the eighth amendment to the 2018 Credit Facility. The eighth amendment to the 2018 Credit Facility, among other things, refinanced and replaced in full the 2018 Credit Facility with, (i) a Term Loan B Facility, or the 2024 Term Loan B, with an aggregate principal amount of $400.0 million and (ii) a revolving credit facility, or the 2024 Revolving Credit Facility, with an aggregate principal amount of $400.0 million, collectively the 2024 Credit Facility. All obligations under the 2024 Credit Facility are unconditionally guaranteed by certain direct and indirect wholly-owned subsidiaries of Herbalife Ltd. and secured on a senior secured basis by the equity interests of certain of Herbalife Ltd.'s subsidiaries and substantially all of the assets of the domestic loan parties. Interest is due at least quarterly on amounts outstanding under the 2024 Credit Facility.

The 2024 Term Loan B Facility was issued to the lenders at a 7.00% discount, or $28.0 million, and we incurred approximately $10.3 million of debt issuance costs in connection with the 2024 Credit Facility. We may prepay the 2024 Term Loan B at a 102% premium at any time on or before the first anniversary, 101% premium following the first anniversary and on or prior to the second anniversary, and, solely in connection with a repricing event, at a 101% premium after the second anniversary but on or prior to the third anniversary, and generally at no premium thereafter. The 2024 Term Loan B requires quarterly payments equal to 5.0% of the aggregate principal amount of the 2024 Term Loan B per annum, commencing in September 2024. In addition, pursuant to the terms of the 2024 Credit Facility, beginning in fiscal year 2025, we may be required to make mandatory prepayments towards the 2024 Term Loan B based on an annual excess cash flow calculation and consolidated leverage ratio as defined under the terms of the 2024 Credit Facility.

Proceeds from the 2024 Term Loan B together with the proceeds from the 2029 Secured Notes were used to repay indebtedness, including all borrowings outstanding under the 2018 Credit Facility, effectively terminating its $228.9 million outstanding principal balance on the 2018 Term Loan A, and repaying $584.3 million on the 2018 Term Loan B, $170.0 million on the 2018 Revolving Credit Facility, and a portion of the 2025 Notes described further below. For accounting purposes, pursuant to ASC 470, *Debt*, these transactions were accounted for as an extinguishment of the 2018 Credit Facility. As a result, we recognized $981.0 million as a reduction to long-term debt representing the carrying value of the 2018 Credit Facility repaid in full in the second quarter of 2024. We also recognized a loss on extinguishment of approximately $2.5 million, as a result, which was recorded in other expense, net within our consolidated statement of income during the second quarter of 2024.

Borrowings utilizing SOFR under the 2024 Credit Facility use Adjusted Term SOFR. The applicable interest rates on our borrowings under the 2024 Term Loan B, as amended, bear interest at either, the Adjusted Term SOFR, which is the rate per annum equal to Term SOFR plus a rate adjustment based on interest periods of one month, three months, six months and twelve months tenors equaling to approximately 0.11%, 0.26%, 0.43% and 0.72%, respectively, plus a margin of 6.75%, or the base rate, which represents the highest of the Federal Funds Rate plus 0.50%, one-month Adjusted Term SOFR plus 1.00%, and the prime rate quoted by The Wall Street Journal, plus a margin of 5.75%. The Adjusted Term SOFR is subject to a floor of 0.00% and the base rate is subject to a floor of 1.00%. The 2024 Term Loan B Facility matures upon the earlier of (i) April 12, 2029, or (ii) March 16, 2028 if the outstanding principal on the 2028 Convertible Notes, as defined below, exceeds $100.0 million and we exceed certain leverage ratios as of that date, or (iii) June 2, 2025 if the outstanding principal on the 2025 Notes, as defined below, exceeds $200.0 million on such date.

Effective after April 12, 2024, depending on our total leverage ratio, borrowings under the 2024 Revolving Credit Facility bear interest at either the Adjusted Term SOFR plus a margin of between 5.50% and 6.50%, or the base rate plus a margin of between 4.50% and 5.50%. The 2024 Revolving Credit Facility matures upon the earlier of (i) April 12, 2028, (ii) December 16, 2027 if the outstanding principal on the 2028 Convertible Notes, as defined below, exceeds $100.0 million and we exceed certain leverage ratios as of that date, or (iii) March 3, 2025 if the outstanding principal on the 2025 Notes, as defined below, exceeds $200.0 million on such date. We pay a commitment fee on the 2024 Revolving Credit Facility of, depending on our total leverage ratio, between 0.35% to 0.45% per annum on the undrawn portion of the 2024 Revolving Credit Facility.

The 2024 Credit Facility contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limitations or prohibitions on declaring and paying dividends and other distributions, redeeming and repurchasing certain other indebtedness, making loans and investments, incurring additional indebtedness, granting liens, and effecting mergers, asset sales and transactions with affiliates. In addition, the 2024 Credit Facility contains customary events of default. The 2024 Revolving Credit Facility requires us to maintain a maximum total leverage ratio of 4.50:1.00 through December 31, 2024, stepping down to 4.25:1.00 on March 31, 2025 and 4.00:1.00 at September 30, 2025 and thereafter. The financial covenants also include a maximum first lien net leverage ratio of 2.50:1.00, a minimum fixed charge coverage ratio of 2.00:1.00, and a minimum liquidity of $200 million of revolver availability and accessible cash. As of December 31, 2024 and December 31, 2023, we were in compliance with its financial covenants under the 2024 Credit Facility and 2018 Credit Facility, respectively.

We are permitted to make voluntary prepayments, subject to the premiums as discussed above. These prepayments, if any, will be applied against remaining quarterly installments owed under the 2024 Term Loan B in order of maturity with the remaining principal due upon maturity, unless directed otherwise by us. Pursuant to the terms of the 2018 Credit Facility excess cash flow clause and based on the 2023 excess cash flow calculation and consolidated leverage ratio as of December 31, 2023, as described and defined under the terms of the 2018 Credit Facility, we made a $66.3 million mandatory prepayment towards the 2018 Term Loan B during the first quarter of 2024.

During the year ended December 31, 2024, we borrowed an aggregate amount of $1,421.2 million, including $1,221.2 million under the 2024 Credit Facility, which included $821.2 million of borrowings under the 2024 Revolving Credit Facility, and $200.0 million under the 2018 Credit Facility, all of which was under the 2018 Revolving Credit Facility, and repaid a total amount of $1,917.9 million, including $831.2 million on amounts outstanding under the 2024 Credit Facility, which included $821.2 million of repayments on amounts outstanding under the 2024 Revolving Credit Facility, and $1,086.7 million on amounts outstanding under the 2018 Credit Facility, which included $200.0 million of repayments on amounts outstanding under the 2018 Revolving Credit Facility and a $66.3 million mandatory prepayment on amounts outstanding under the 2018 Term Loan B pursuant to the terms of the 2018 Credit Facility excess cash flow clause. During the year ended December 31, 2023, we borrowed an aggregate amount of $199.0 million under the 2018 Credit Facility, all of which was under the 2018 Revolving Credit Facility, and repaid a total amount of $288.0 million on amounts outstanding under the 2018 Credit Facility, which included $259.0 million of repayments on amounts outstanding under the 2018 Revolving Credit Facility. As of December 31, 2024 and 2023, the U.S. dollar amount outstanding under the 2024 Credit Facility was $390.0 million and 2018 Credit Facility was $886.7 million, respectively. Of the $390.0 million outstanding under the 2024 Credit Facility as of December 31, 2024, $390.0 million was outstanding under the 2024 Term Loan B. Of the $886.7 million outstanding under the 2018 Credit Facility as of December 31, 2023, $236.1 million was outstanding under the 2018 Term Loan A and $650.6 million was outstanding under the 2018 Term Loan B. There were no borrowings outstanding under the 2024 Revolving Credit Facility and 2018 Revolving Credit Facility as of December 31, 2024 and December 31, 2023, respectively. In addition, as of both December 31, 2024 and December 31, 2023, we had an issued but undrawn letter of credit against the 2024 Revolving Credit Facility and 2018 Revolving Credit Facility, respectively, of approximately $45 million which reduced our remaining available borrowing capacity under the 2024 Revolving Credit Facility and 2018 Revolving Credit Facility. As a result of the issued but undrawn letter of credit, as of December 31, 2024 and December 31, 2023, the remaining available borrowing capacity under the 2024 Revolving Credit Facility and 2018 Revolving Credit Facility, respectively, was approximately $355 million and approximately $285 million, respectively. There were no outstanding foreign currency borrowings under both the 2024 Credit Facility and 2018 Credit Facility as of December 31, 2024 and 2023, respectively. As of December 31, 2024, the weighted-average interest rate for borrowings under the 2024 Credit Facility was 10.35% and as of December 31, 2023, the weighted-average interest rate for borrowings under the 2018 Credit Facility was 7.62%.

See Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a further discussion on the 2024 Credit Facility, 2018 Credit Facility, and the refinancing thereof.

Senior Secured Notes due 2029

In April 2024, we issued $800.0 million aggregate principal amount of senior secured notes due 2029, or the 2029 Secured Notes. The 2029 Secured Notes are guaranteed on a senior secured basis by us and each of our existing and future subsidiaries that is a guarantor of the obligations of any domestic borrower under our 2024 Credit Facility. The 2029 Secured Notes pay interest at a rate of 12.250% per annum payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2024. The 2029 Secured Notes mature on April 15, 2029. The primary purpose of the issuance of the 2029 Secured Notes was to, along with proceeds from the 2024 Credit Facility, repay in full the 2018 Credit Facility and a partial redemption and private repurchase of the 2025 Notes.

As of December 31, 2024, the outstanding principal on the 2029 Secured Notes was $800.0 million. See Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a further discussion on our 2029 Secured Notes.

Convertible Senior Notes due 2024

In March 2018, we issued $550.0 million aggregate principal amount of convertible senior notes due 2024, or the 2024 Convertible Notes. The 2024 Convertible Notes were senior unsecured obligations which ranked effectively subordinate to any of our existing and future secured indebtedness, including amounts outstanding under the 2018 Credit Facility, to the extent of the value of the assets securing such indebtedness. The 2024 Convertible Notes paid interest at a rate of 2.625% per annum payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2018. The 2024 Convertible Notes matured on March 15, 2024.

In December 2021, we made an irrevocable election under the indenture governing the 2024 Convertible Notes to require the principal portion of the 2024 Convertible Notes to be settled in cash and any excess in shares or cash.

In December 2022, we issued $277.5 million aggregate principal amount of new convertible senior notes due 2028 as described below, and subsequently used the proceeds, to repurchase $287.5 million of our existing 2024 Convertible Notes from a limited number of holders in privately negotiated transactions for an aggregate purchase price of $274.9 million, which included $1.7 million of accrued interest. In August 2023, we repurchased $65.5 million of our existing 2024 Convertible Notes through open market purchases for an aggregate purchase price of $65.1 million, which included $0.8 million of accrued interest. During March 2024, we repaid a total amount of $197.0 million to repay in full amounts outstanding on the 2024 Convertible Notes upon maturity, as well as $2.6 million of accrued interest.

See Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a further discussion on our 2024 Convertible Notes.

Convertible Senior Notes due 2028

In December 2022, we issued $277.5 million aggregate principal amount of convertible senior notes due 2028, or the 2028 Convertible Notes. The 2028 Convertible Notes are senior unsecured obligations which rank effectively subordinate to any of our existing and future secured indebtedness, including amounts outstanding under the 2024 Credit Facility, to the extent of the value of the assets securing such indebtedness. The 2028 Convertible Notes pay interest at a rate of 4.25% per annum payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2023. Unless redeemed, repurchased or converted in accordance with their terms prior to such date, the 2028 Convertible Notes mature on June 15, 2028. The primary purpose of the issuance of the 2028 Convertible Notes was to repurchase a portion of the 2024 Convertible Notes. As of December 31, 2024, the outstanding principal on the 2028 Convertible Notes was $277.5 million. See Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a further discussion on our 2028 Convertible Notes.

Senior Notes due 2025

In May 2020, we issued $600.0 million aggregate principal amount of senior notes due 2025, or the 2025 Notes. The 2025 Notes are senior unsecured obligations which rank effectively subordinate to any of our existing and future secured indebtedness, including amounts outstanding under the 2024 Credit Facility, to the extent of the value of the assets securing such indebtedness. The 2025 Notes pay interest at a rate of 7.875% per annum payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2021. The 2025 Notes mature on September 1, 2025, unless redeemed or repurchased in accordance with their terms prior to such date. The primary purpose of the issuance of the 2025 Notes was for general corporate purposes, including share repurchases and other capital investment projects. In April 2024, we redeemed $300.0 million of the 2025 Notes for an aggregate purchase price of $309.1 million, which included $3.2 million of accrued interest. Separately, in April 2024, we also repurchased $37.7 million of the 2025 Notes in a private transaction for an aggregate purchase price of $38.9 million, which included $0.5 million of accrued interest. As of December 31, 2024, the remaining outstanding principal on the 2025 Notes was $262.3 million. See Note 5, *Long-Term Debt*, and Note 16, *Subsequent Events*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a further discussion on our 2025 Notes and the partial redemption and repurchase of a portion thereof.

Senior Notes due 2029

In May 2021, we issued $600.0 million aggregate principal amount of senior notes due 2029, or the 2029 Notes. The 2029 Notes are senior unsecured obligations which rank effectively subordinate to any of our existing and future secured indebtedness, including amounts outstanding under the 2024 Credit Facility, to the extent of the value of the assets securing such indebtedness. The 2029 Notes pay interest at a rate of 4.875% per annum payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2021. The 2029 Notes mature on June 1, 2029, unless redeemed or repurchased in accordance with their terms prior to such date. The primary purpose of the issuance of the 2029 Notes was to repurchase the 2026 Notes as well as for general corporate purposes, which may include shares repurchases and other capital investment projects. As of December 31, 2024, the outstanding principal on the 2029 Notes was $600.0 million. See Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a further discussion on our 2029 Notes.

Contractual Obligations

Our inventory purchase commitments are generally short-term in nature and have ordinary commercial terms. We did not have any material long-term inventory purchase commitments as of December 31, 2024. Our leases generally consist of long-term operating leases, which are payable monthly and relate to our office space, warehouses, distribution centers, manufacturing centers, and equipment.

For a further discussion on our debt and operating lease commitments as of December 31, 2024, see the sections above as well as Note 4, *Leases* and Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K.

Cash and Cash Equivalents

The majority of our foreign subsidiaries designate their local currencies as their functional currencies. As of December 31, 2024, the total amount of our foreign subsidiary cash and cash equivalents was $330.2 million, of which $20.8 million was held in U.S. dollars. As of December 31, 2024, the total amount of cash and cash equivalents held by Herbalife Ltd. and its U.S. entities, inclusive of U.S. territories, was $85.1 million.

For earnings not considered to be indefinitely reinvested, deferred taxes have been provided. For earnings considered to be indefinitely reinvested, deferred taxes have not been provided. Should we make a determination to remit the cash and cash equivalents from our foreign subsidiaries that are considered indefinitely reinvested to Herbalife Ltd. for the purpose of repatriation of undistributed earnings, we would need to accrue and pay taxes. As of December 31, 2024, Herbalife Ltd. had approximately $3.1 billion of permanently reinvested unremitted earnings relating to its operating subsidiaries. As of December 31, 2024, we do not have any plans to repatriate these unremitted earnings to Herbalife Ltd.; therefore, we do not have any liquidity concerns relating to these unremitted earnings and related cash and cash equivalents. See Note 12, *Income Taxes*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for additional discussion on our unremitted earnings.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no material off-balance sheet arrangements except for those described in Note 5, *Long-Term Debt*, and Note 7, *Contingencies*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules,* of this Annual Report on Form 10-K.

Dividends

We have not declared or paid cash dividends since 2014. The declaration of future dividends is subject to the discretion of our board of directors and will depend upon various factors, including our earnings, financial condition, Herbalife Ltd.'s available distributable reserves under Cayman Islands law, restrictions imposed by the 2024 Credit Facility and the terms of any other indebtedness that may be outstanding, cash requirements, future prospects, and other factors deemed relevant by our board of directors.

Share Repurchases

On February 9, 2021, our board of directors authorized a three-year $1.5 billion share repurchase program which had approximately $985.5 million of remaining authorized capacity prior to the share repurchase program expiring on February 9, 2024. This share repurchase program allowed us, which included an indirect wholly-owned subsidiary of Herbalife Ltd., to repurchase our common shares at such times and prices as determined by management, as market conditions warranted, and to the extent Herbalife Ltd.'s distributable reserves were available under Cayman Islands law. The 2024 Credit Facility permits us to repurchase our common shares as long as no default or event of default exists and other conditions, such as specified consolidated leverage ratios, are met.

During the year ended December 31, 2024 and 2023, we did not repurchase any of our common shares through open-market purchases.

See Note 8, *Shareholders' Deficit*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a further discussion on our share repurchases.

Working Capital and Operating Activities

As of December 31, 2024 and 2023, we had negative working capital of $86.7 million and positive working capital of $121.7 million, respectively, or a decrease of $208.4 million. The decrease was primarily due to a decrease in cash and cash equivalents, decreases in inventories, and prepaid expenses and other current assets, partially offset by a decrease in current portion of long-term debt. The decrease in current portion of long-term debt is primarily from the repayment of the remaining $197.0 million balance of the 2024 Convertible Notes which matured on March 15, 2024, a $66.3 million mandatory prepayment on the 2018 Term Loan B, and $28.6 million from repayment of the 2018 Term Loan A, partially offset by an increase of $261.8 million relating to our 2025 Notes, which mature in less than one year. See Note 5, *Long-Term Debt*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K.

We expect that cash and funds provided from operations, available borrowings under the 2024 Credit Facility, and longer-term access to capital markets will provide sufficient working capital to operate our business, to make expected capital expenditures, and to meet foreseeable liquidity requirements for the next twelve months and thereafter, including the repayment of the 2025 Notes.

The majority of our purchases from suppliers are generally made in U.S. dollars, while sales to our Members generally are made in local currencies. Consequently, strengthening of the U.S. dollar versus a foreign currency can have a negative impact on gross profit and can generate transaction gains or losses on intercompany transactions. For discussion of our foreign exchange contracts and other hedging arrangements, see Part II, Item 7A, *Quantitative and Qualitative Disclosures about Market Risk*, of this Annual Report on Form 10-K.

Contingencies

See Note 7, *Contingencies*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for information on our contingencies as of December 31, 2024.

Subsequent Events

See Note 16, *Subsequent Events*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for information relating to the partial redemption of the 2025 Notes.

Critical Accounting Policies and Estimates

U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. We regularly evaluate our estimates and assumptions related to revenue recognition, allowance for product returns, inventory, goodwill and purchased intangible asset valuations, deferred income tax asset valuation allowances, uncertain tax positions, tax contingencies, and other loss contingencies. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing the financial statements and the uncertainties that could impact our operating results, financial condition and cash flows.

We are a nutrition company that sells a wide range of weight management; targeted nutrition; energy, sports, and fitness; and outer nutrition products. Our products are manufactured by us in our Changsha, Hunan, China extraction facility; Suzhou, China facility; Nanjing, China facility; Lake Forest, California facility; and Winston-Salem, North Carolina facility; and by third-party providers, and then are sold to Members who consume and sell Herbalife products to retail consumers or other Members. As of December 31, 2024, we sold products in 95 markets throughout the world and we are organized and managed by geographic region. We aggregate our operating segments into one reporting segment, except China, as management believes that our operating segments have similar operating characteristics and similar long-term operating performance. In making this determination, management believes that the operating segments are similar in the nature of the products sold, the product acquisition process, the types of customers to whom products are sold, the methods used to distribute the products, the nature of the regulatory environment, and their economic characteristics.

We generally recognize revenue upon delivery when control passes to the Member. Product sales are recognized net of product returns, and discounts referred to as "distributor allowances." We generally receive the net sales price in cash or through credit card payments at the point of sale. Royalty overrides are generally recorded when revenue is recognized. See Note 2, *Basis of Presentation*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a further discussion of distributor compensation in the U.S.

Allowances for product returns, primarily in connection with our buyback program, are provided at the time the sale is recorded. This accrual is based upon historical return rates for each country and the relevant return pattern, which reflects anticipated returns to be received over a period of up to 12 months following the original sale. Historically, product returns and buybacks have not been significant. Product returns and buybacks were approximately 0.1% of net sales for both of the years ended December 31, 2024 and 2023.

We adjust our inventories to lower of cost and net realizable value. Additionally, we adjust the carrying value of our inventory based on assumptions regarding future demand for our products and market conditions. If future demand and market conditions are less favorable than management's assumptions, additional inventory write-downs could be required. Likewise, favorable future demand and market conditions could positively impact future operating results if previously written down inventories are sold. We have obsolete and slow moving inventories which have been adjusted downward $14.4 million and $24.2 million to present them at their lower of cost and net realizable value in our consolidated balance sheets as of December 31, 2024 and 2023, respectively.

Goodwill and marketing-related intangible assets not subject to amortization are tested annually for impairment and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired.

Under the quantitative method for impairment testing of goodwill, which is done at the reporting unit level, we primarily use an income approach in order to determine the fair value of a reporting unit and compare it to its carrying amount. The determination of the fair value of the reporting units requires us to make significant estimates and assumptions. These estimates and assumptions include estimates of future revenues and expense growth rates, capital expenditures and the depreciation and amortization related to these capital expenditures, discount rates, and other inputs. Due to the inherent uncertainty involved in making these estimates, actual future results could differ. Changes in assumptions regarding future results or other underlying assumptions could have a significant impact on the fair value of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit over its fair value. During fiscal year 2024, we performed a quantitative assessment and determined that the fair value of each reporting unit was significantly greater than its respective carrying value.

Under the quantitative method for impairment testing of our marketing-related intangible assets, we use a discounted cash flow model, or the income approach, under the relief-from-royalty method to determine the fair value of our marketing-related intangible assets in order to confirm there is no impairment required. An impairment loss is recognized to the extent that the carrying amount of the assets exceeds their fair value. During fiscal year 2024, we performed a quantitative assessment of our marketing-related intangible assets and determined that the fair value of the assets was significantly greater than their carrying value.

As of December 31, 2024 and 2023, we had goodwill of approximately $87.7 million and $95.4 million, respectively. The decrease in goodwill during the year ended December 31, 2024 was due to foreign currency translation adjustments. As of both December 31, 2024 and 2023, we had marketing-related intangible assets of approximately $310.0 million. No goodwill or marketing-related intangibles impairment was recorded during the years ended December 31, 2024 and 2023. See Note 2, *Basis of Presentation*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a further discussion.

Contingencies are accounted for in accordance with FASB ASC Topic 450, *Contingencies,* or ASC 450. ASC 450 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. We also disclose material contingencies when we believe a loss is not probable but reasonably possible as required by ASC 450. Accounting for contingencies such as legal and non-income tax matters requires us to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. Many of these legal and tax contingencies can take years to be resolved. Generally, as the time period increases over which the uncertainties are resolved, the likelihood of changes to the estimate of the ultimate outcome increases.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. These estimates involve complex issues and require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to us actually preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective income tax rate.

We evaluate the realizability of our deferred income tax assets by assessing the valuation allowance and by adjusting the amount of such allowance, if necessary. Although realization is not assured, we believe it is more likely than not that the net carrying value will be realized. The amount of the carryforwards that is considered realizable, however, could change if estimates of future taxable income are adjusted. The ability to forecast income over multiple years at a jurisdictional level is subject to uncertainty especially when our assessment of valuation allowances factor in longer term income forecasts. The impact of increasing or decreasing the valuation allowance could be material to our consolidated financial statements. In addition, during the quarter ended December 31, 2024, the Company initiated changes to its corporate entity structure including intra-entity transfers of intellectual property to one of its European subsidiaries. This reorganization resulted in the Company recognizing a step-up in tax basis on the fair value of the intellectual property and required management to make significant estimates and assumptions to determine the fair value of such assets, using a discounted cash flow model. Significant assumptions in valuing the intellectual property include, but are not limited to, revenue growth rates, projected operating income, and the discount rate. See Note 12, *Income Taxes*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for additional information on our net deferred income tax assets and valuation allowances.

We account for uncertain tax positions in accordance with FASB ASC Topic 740, *Income Taxes*, or ASC 740, which provides guidance on the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, we must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

Our policy is to account for global intangible low-taxed income as a period cost if and when incurred.

We account for foreign currency transactions in accordance with FASB ASC Topic 830, *Foreign Currency Matters*. In a majority of the countries where we operate, the functional currency is the local currency. Our foreign subsidiaries' asset and liability accounts are translated for consolidated financial reporting purposes into U.S. dollar amounts at period-end exchange rates. Revenue and expense accounts are translated at the average rates during the year. Our foreign currency translation adjustments are included in accumulated other comprehensive loss on our accompanying consolidated balance sheets. Foreign currency transaction gains and losses and foreign currency remeasurements are generally included in selling, general, and administrative expenses in the accompanying consolidated statements of income.

New Accounting Pronouncements

See discussion under Note 2, *Basis of Presentation*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for information on new accounting pronouncements.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We are exposed to market risks, which arise during the normal course of business from changes in interest rates and foreign currency exchange rates. On a selected basis, we use derivative financial instruments to manage or hedge certain of these risks. All hedging transactions are authorized and executed pursuant to written guidelines and procedures.

We apply FASB ASC Topic 815, *Derivatives and Hedging,* or ASC 815, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the underlying hedged item are recognized concurrently in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the consolidated statements of income when the hedged item affects earnings. ASC 815 defines the requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value are recognized concurrently in earnings.

A discussion of our primary market risk exposures and derivatives is presented below.

Foreign Exchange Risk

We transact business globally and are subject to risks associated with changes in foreign exchange rates. Our objective is to minimize the impact to earnings and cash flow associated with foreign exchange rate fluctuations. We enter into foreign exchange derivatives in the ordinary course of business primarily to reduce exposure to currency fluctuations attributable to intercompany transactions, translation of local currency earnings, inventory purchases subject to foreign currency exposure, and to partially mitigate the impact of foreign currency rate fluctuations. Due to volatility in foreign exchange markets, our current strategy, in general, is to hedge some of the significant exposures on a short-term basis. We will continue to monitor the foreign exchange markets and evaluate our hedging strategy accordingly. With the exception of our foreign currency forward contracts relating to forecasted inventory purchases and intercompany management fees discussed below, all of our foreign exchange contracts are designated as freestanding derivatives for which hedge accounting does not apply. The changes in the fair value of the derivatives not qualifying as cash flow hedges are included in selling, general, and administrative expenses within our consolidated statements of income.

The foreign currency forward contracts and option contracts designated as freestanding derivatives are primarily used to hedge foreign currency-denominated intercompany transactions and to partially mitigate the impact of foreign currency fluctuations. The fair value of foreign exchange derivative contracts is based on third-party quotes. Our foreign currency derivative contracts are generally executed on a monthly basis.

We also purchase foreign currency forward contracts in order to hedge forecasted inventory transactions and intercompany management fees that are designated as cash flow hedges and are subject to foreign currency exposures. We applied the hedge accounting rules as required by ASC 815 for these hedges. These contracts allow us to buy and sell certain currencies at specified contract rates. As of December 31, 2024 and 2023, the aggregate notional amounts of these contracts outstanding were approximately $69.9 million and $76.3 million, respectively. As of December 31, 2024, the outstanding contracts were expected to mature over the next fifteen months. Our derivative financial instruments are recorded on the consolidated balance sheets at fair value based on quoted market rates. For the forecasted inventory transactions, the forward contracts are used to hedge forecasted inventory transactions over specific months. Changes in the fair value of these forward contracts designated as cash flow hedges, excluding forward points, are recorded as a component of accumulated other comprehensive loss within shareholders' deficit, and are recognized in cost of sales within our consolidated statement of income during the period which approximates the time the hedged inventory is sold. We also hedge forecasted intercompany management fees over specific months. Changes in the fair value of these forward contracts designated as cash flow hedges, excluding forward points, are recorded as a component of accumulated other comprehensive loss within shareholders' deficit, and are recognized in selling, general, and administrative expenses within our consolidated statement of income during the period when the hedged item and underlying transaction affect earnings. As of December 31, 2024, we recorded assets at fair value of $4.1 million and liabilities at fair value of zero relating to all outstanding foreign currency contracts designated as cash flow hedges. As of December 31, 2023, we recorded assets at fair value of zero and liabilities at fair value of $3.3 million relating to all outstanding foreign currency contracts designated as cash flow hedges. These hedges remained effective as of December 31, 2024 and December 31, 2023.

As of both December 31, 2024 and 2023, the majority of our outstanding foreign currency forward contracts related to freestanding derivatives had maturity dates of less than twelve months with the majority of freestanding derivatives expiring within one month.

See Note 11, *Derivative Instruments and Hedging Activities*, to the Consolidated Financial Statements included in Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K for a description of foreign currency forward contracts that were outstanding as of December 31, 2024 and 2023, which discussion is incorporated herein by reference.

The majority of our foreign subsidiaries designate their local currencies as their functional currencies. See *Liquidity and Capital Resources — Cash and Cash Equivalents* in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this Annual Report on Form 10-K for further discussion of our foreign subsidiary cash and cash equivalents.

Interest Rate Risk

As of December 31, 2024, the aggregate annual maturities of the 2024 Credit Facility were expected to be $20.0 million for 2025, $20.0 million for 2026, $20.0 million for 2027, $20.0 million for 2028, and $310.0 million for 2029. As of December 31, 2024, the fair value of the 2024 Term Loan B was approximately $387.3 million, and the carrying value was $359.9 million. As of December 31, 2023, the fair values of the 2018 Term Loan A and 2018 Term Loan B were approximately $236.1 million and $650.6 million, respectively, and the carrying values were $235.5 million and $648.2 million, respectively. There were no outstanding borrowings on the 2024 Revolving Credit Facility and 2018 Revolving Credit Facility as of December 31, 2024 and December 31, 2023, respectively. The 2024 Credit Facility bears variable interest rates, and as of December 31, 2024 the weighted-average interest rate for borrowings under the 2024 Credit Facility was 10.35% and the 2018 Credit Facility bore variable interest rates, and as of December 31, 2023 the weighted-average interest rate for borrowings under the 2018 Credit Facility was 7.62%.

Since our 2024 Credit Facility is based on variable interest rates, if interest rates were to increase or decrease by 1% for the year and our borrowing amounts on our 2024 Credit Facility remained constant, our annual interest expense could increase or decrease by approximately $3.9 million, respectively.

As of December 31, 2024, the fair value of the 2029 Secured Notes was approximately $851.3 million and the carrying value was $768.2 million. The 2029 Secured Notes pay interest at a fixed rate of 12.250% per annum payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2024. The 2029 Secured Notes mature on April 15, 2029, unless redeemed or repurchased in accordance with their terms prior to such date. The 2029 Secured Notes are recorded at their carrying value and their fair value is used only for disclosure purposes, so an increase or decrease in interest rates would not have any impact to our consolidated financial statements; however, if interest rates were to increase or decrease by 1%, their fair value could decrease by approximately $26.6 million or increase by approximately $27.8 million, respectively.

On March 15, 2024, the 2024 Convertible Notes matured and were repaid in full. As of December 31, 2023, the fair value of the 2024 Convertible Notes was approximately $196.2 million and the carrying value was $196.8 million. The 2024 Convertible Notes paid interest at a fixed rate of 2.625% per annum payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2018.

As of December 31, 2024, the fair value of the 2028 Convertible Notes was approximately $215.3 million, and the carrying value was $271.9 million. As of December 31, 2023, the fair value of the 2028 Convertible Notes was approximately $320.9 million, and the carrying value was $270.5 million. The 2028 Convertible Notes pay interest at a fixed rate of 4.25% per annum payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2023. Unless redeemed, repurchased or converted in accordance with their terms prior to such date, the 2028 Convertible Notes mature on June 15, 2028.

As of December 31, 2024, the fair value of the 2025 Notes was approximately $263.0 million and the carrying value was $261.8 million. As of December 31, 2023, the fair value of the 2025 Notes was approximately $596.8 million and the carrying value was $597.1 million. The 2025 Notes pay interest at a fixed rate of 7.875% per annum payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2021. The 2025 Notes mature on September 1, 2025, unless redeemed or repurchased in accordance with their terms prior to such date. The 2025 Notes are recorded at their carrying value and their fair value is used only for disclosure purposes, so an increase or decrease in interest rates would not have any impact to our consolidated financial statements; however, if interest rates were to increase or decrease by 1%, their fair value could decrease by approximately $1.6 million or increase by approximately $1.7 million, respectively.

As of December 31, 2024, the fair value of the 2029 Notes was approximately $421.5 million and the carrying value was $595.4 million. As of December 31, 2023, the fair value of the 2029 Notes was approximately $471.6 million and the carrying value was $594.5 million. The 2029 Notes pay interest at a fixed rate of 4.875% per annum payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2021. The 2029 Notes mature on June 1, 2029, unless redeemed or repurchased in accordance with their terms prior to such date. The 2029 Notes are recorded at their carrying value and their fair value is used only for disclosure purposes, so an increase or decrease in interest rates would not have any impact to our consolidated financial statements; however, if interest rates were to increase or decrease by 1%, their fair value could decrease by approximately $14.3 million or increase by approximately $15.0 million, respectively.

Item 8.   *Financial Statements and Supplementary Data*

Our consolidated financial statements and notes thereto and the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, are set forth in the Index to Financial Statements under Part IV, Item 15, *Exhibits, Financial Statement Schedules*, of this Annual Report on Form 10-K, and are incorporated herein by reference.

Item 9.   *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on an evaluation of the Company's disclosure controls and procedures as of December 31, 2024 conducted by the Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which require the Company to include in this Annual Report on Form 10-K, an assessment by management of the effectiveness of the Company's internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. In addition, the Company's independent auditors must attest to and report on the effectiveness of the Company's internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management carried out an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report incorporated by reference in Part II, Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act that occurred during the fourth quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   *Other Information*

(a) None.

(b) None.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. Refer to the Company's insider trading policy filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2024.

Item 11. *Executive Compensation*

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2024.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2024.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2024.

Item 14. *Principal Accountant Fees and Services*

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2024.

Item 15.   *Exhibits, Financial Statement Schedules*

The following documents are filed as part of this Annual Report on Form 10-K, or incorporated herein by reference:

1.   *Financial Statements.*   The following financial statements of Herbalife Ltd. are filed as part of this Annual Report on Form 10-K on the pages indicated:

2.   *Financial Statement Schedules.*   Schedules are omitted because the required information is inapplicable, not material, or the information is presented in the consolidated financial statements or related notes.

3.   *Exhibits.*   The exhibits listed in the Exhibit Index immediately below are filed as part of this Annual Report on Form 10-K, or are incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description	Reference
3.1	Amended and Restated Memorandum and Articles of Association of Herbalife Ltd.	(y)
4.1	Form of Share Certificate	(c)
4.2	Indenture among Herbalife Nutrition Ltd., HLF Financing, Inc., the guarantors party thereto and MUFG Union Bank, N.A., as trustee, dated as of May 29, 2020, governing the 7.875% Senior Notes due 2025	(o)
4.3	Form of Global Note for 7.875% Senior Notes due 2025 (included as Exhibit A to Exhibit 4.2 hereto)	(o)
4.4	Indenture among HLF Financing SaRL, LLC, Herbalife International, Inc., the guarantors party thereto and Citibank, N.A., as trustee, dated as of May 20, 2021, governing the 4.875% Senior Notes due 2029	(s)
4.5	Form of Global Note for 4.875% Senior Notes due 2029 (included as Exhibit A to Exhibit 4.4 hereto)	(s)
4.6	Indenture, dated as of December 9, 2022, between Herbalife Nutrition Ltd. and U.S. Bank Trust Company, National Association, as trustee, governing the 4.25% Convertible Senior Notes due 2028	(w)
4.7	Form of Global Note for 4.25% Convertible Senior Notes due 2028 (included as Exhibit A to Exhibit 4.6 hereto).	(w)
4.8	Description of Registrant's Securities	(m)
4.9	Indenture, dated as of April 12, 2024, among HLF Financing SaRL, LLC and Herbalife International, Inc., the guarantors party thereto and Citibank, N.A., as trustee and notes collateral agent, governing the 12.250% Senior Secured Notes due 2029	(bb)
4.10	Form of Global Note for 12.250% Senior Secured Notes due 2029 (included as Exhibit A to Exhibit 4.9 hereto)	(bb)
10.1#	Form of Second Amendment and Restatement of the Herbalife International of America, Inc. Senior Executive Deferred Compensation Plan	(m)
10.2#	Form of Second Amendment and Restatement of the Herbalife International of America, Inc. Management Deferred Compensation Plan	(m)
10.3	Notice to Distributors, dated as of July 18, 2002, regarding Amendment to Agreements of Distributorship, between Herbalife International, Inc. and each Herbalife Distributor	(a)
10.4#	Side Letter Agreement dated as of April 3, 2003 by and among WH Holdings (Cayman Islands) Ltd., Michael O. Johnson and the Shareholders listed therein	(a)
10.5#	Herbalife Ltd. Executive Incentive Plan	(e)
10.6	Form of Indemnification Agreement between Herbalife Ltd. and each of its directors and certain of its officers	(b)
10.7#	Amended and Restated Herbalife Ltd. 2005 Stock Incentive Plan	(d)
10.8#	Form of Amendment to Amended and Restated Herbalife Ltd. 2005 Stock Incentive Plan	(e)
10.9#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Unit Award Agreement	(g)
10.10#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Stock Appreciation Right Award Agreement	(g)
10.11#	Form of Herbalife Ltd. 2005 Stock Incentive Plan Performance Condition Stock Appreciation Right Award Agreement	(k)
10.12#	Herbalife Ltd. Employee Stock Purchase Plan	(i)
10.13#	Amended and Restated Herbalife Ltd. 2014 Stock Incentive Plan	(r)
10.14#	Form of Herbalife Ltd. 2014 Stock Incentive Plan Stock Unit Award Agreement	(u)
10.15#	Form of Herbalife Ltd. 2014 Stock Incentive Plan Stock Unit Award Agreement (Performance-Vesting)	(u)

Exhibit Number	Description	Reference
10.16#	Form of Herbalife Ltd. 2014 Stock Incentive Plan Lead Director Stock Unit Award Agreement	(u)
10.17#	Form of Herbalife Ltd. 2014 Stock Incentive Plan Board of Directors Stock Unit Award Agreement	(u)
10.18#	Form of Herbalife Ltd. 2014 Stock Incentive Plan Stock Appreciation Right Award Agreement	(h)
10.19#	Form of Herbalife Ltd. 2014 Stock Incentive Plan Performance Based Stock Appreciation Right Award Agreement	(h)
10.20#	Form of Herbalife Ltd. 2014 Stock Incentive Plan Restricted Cash Unit Award Agreement	(h)
10.21	Stipulation to Entry of Order for Permanent Injunction and Monetary Judgment	(f)
10.22#	Amended and Restated Herbalife International of America, Inc. Executive Officer Severance Plan	(v)
10.23	Credit Agreement, dated as of August 16, 2018, among HLF Financing SaRL, LLC, Herbalife Nutrition Ltd., Herbalife International Luxembourg S.à R.L., Herbalife International, Inc., the several banks and other financial institutions or entities from time to time party thereto as lenders, Jefferies Finance LLC, as administrative agent for the Term Loan B Lenders and collateral agent, and Coöperatieve Rabobank U.A., New York Branch, as an Issuing Bank and as administrative agent for the Term Loan A Lenders and the Revolving Credit Lenders	(j)
10.24	First Amendment to Credit Agreement, dated as of December 12, 2019, by and among HLF Financing SaRL, LLC, Herbalife Nutrition Ltd., Herbalife International Luxembourg S.à R.L., Herbalife International, Inc., the Company's subsidiaries party thereto as subsidiary guarantors, the several banks and other financial institutions or entities party thereto as lenders and Jefferies Finance LLC, as administrative agent for the Term Loan B Lenders and collateral agent	(l)
10.25	Second Amendment to Credit Agreement, dated as of March 19, 2020, by and among HLF Financing SaRL, LLC, Herbalife Nutrition Ltd., Herbalife International Luxembourg S.à R.L., Herbalife International, Inc., the Company's subsidiaries party thereto as subsidiary guarantors, the several banks and other financial institutions or entities party thereto as lenders and Coöperatieve Rabobank U.A., New York Branch as administrative agent for the Term Loan A Lenders and Revolving Credit Lenders	(n)
10.26	Deferred Prosecution Agreement between Herbalife Nutrition Ltd. and the United States Department of Justice	(p)
10.27	Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order	(p)
10.28	Third Amendment to Credit Agreement, dated as of February 10, 2021, by and among HLF Financing SaRL, LLC, Herbalife Nutrition Ltd., Herbalife International Luxembourg S.à R.L., Herbalife International, Inc., the Company's subsidiaries party thereto as subsidiary guarantors, the several banks and other financial institutions or entities party thereto as lenders and Jefferies Finance LLC, as administrative agent for the Term Loan B Lenders and collateral agent	(q)
10.29	Fourth Amendment to Credit Agreement, dated as of July 30, 2021, by and among HLF Financing SaRL, LLC, Herbalife Nutrition Ltd., Herbalife International Luxembourg S.à R.L., Herbalife International, Inc., the Company's subsidiaries party thereto as subsidiary guarantors, the several banks and other financial institutions or entities party thereto as lenders and Coöperatieve Rabobank U.A., New York Branch as administrative agent for the Term Loan A Lenders and Revolving Credit Lenders and Sustainability Coordinator	(t)
10.30#	Herbalife Ltd. 2014 Stock Incentive Plan Stock Unit Award Agreement dated as of December 22, 2022 entered into with Michael O. Johnson	(x)

Exhibit Number	Description	Reference
10.31#	Herbalife Ltd. 2014 Stock Incentive Plan Stock Appreciation Right Award Agreement dated as of December 22, 2022 entered into with Michael O. Johnson	(x)
10.32	Fifth Amendment to Credit Agreement, USD LIBOR Hardwire Transition Amendment (Revolver and Term Loan A), dated as of April 3, 2023, by Coöperatieve Rabobank U.A., New York Branch as Term Loan A Agent and Revolver Administrative Agent	(y)
10.33#	Herbalife Ltd. 2023 Stock Incentive Plan	(y)
10.34#	Form of Herbalife Ltd. 2023 Stock Incentive Plan Stock Unit Award Agreement	(y)
10.35#	Form of Herbalife Ltd. 2023 Stock Incentive Plan Lead Director Stock Unit Award Agreement	(y)
10.36#	Form of Herbalife Ltd. 2023 Stock Incentive Plan Board of Directors Stock Unit Award Agreement	(y)
10.37#	Form of Herbalife Ltd. 2023 Stock Incentive Plan Stock Appreciation Right Award Agreement	(y)
10.38	Sixth Amendment to Credit Agreement, dated as of April 28, 2023, by and among HLF Financing SaRL, LLC, Herbalife Ltd., Herbalife International Luxembourg S.à R.L., Herbalife International, Inc., the Company's subsidiaries party thereto as subsidiary guarantors, the several banks and other financial institutions or entities party thereto as lenders and Coöperatieve Rabobank U.A., New York Branch, as administrative agent for the Term Loan A Lenders and Revolving Credit Lenders	(y)
10.39	Addendum to the Amendment to the Agreements of Distributorship dated as of April 27, 2023, by Herbalife International, Inc., for the benefit of each Herbalife Distributor	(z)
10.40	Seventh Amendment to Credit Agreement, dated as of June 29, 2023, by and among HLF Financing SaRL, LLC, Herbalife Ltd., Herbalife International Luxembourg S.à R.L., Herbalife International, Inc., the Company's subsidiaries party thereto as subsidiary guarantors, Jefferies Finance LLC, as Term Loan B Agent and Collateral Agent, and Coöperatieve Rabobank U.A., New York Branch, as administrative agent for the Term Loan A Lenders and Revolving Credit Lenders	(z)
10.41#	Employment Agreement, dated as of March 27, 2024, by and among John DeSimone, Herbalife International of America, Inc. and Herbalife Ltd.	(cc)
10.42#	Stock Appreciation Right Agreement, dated as of February 16, 2024, by and between Michael O. Johnson and Herbalife Ltd.	(cc)
10.43#	Stock Unit Award Agreement, dated as of February 16, 2024, by and between Michael O. Johnson and Herbalife Ltd.	(cc)
10.44#	Stock Appreciation Right Agreement, dated as of March 25, 2024, by and between John DeSimone and Herbalife Ltd.	(cc)
10.45	Eighth Amendment to Credit Agreement, dated as of April 12, 2024, by and among HLF Financing SaRL, LLC, Herbalife Ltd., Herbalife International Luxembourg S.à R.L., HBL IHB Operations S.à R.L., Herbalife International, Inc., certain of Herbalife Ltd.'s subsidiaries party thereto as subsidiary guarantors, the several banks and other financial institutions or entities party thereto as lenders and Jefferies Finance LLC, as administrative agent for the Term Loan B Lenders and as collateral agent and Coöperatieve Rabobank U.A., New York Branch, as administrative agent for the Revolving Credit Lenders	(bb)
10.46#	Amended and Restated Herbalife Ltd. 2023 Stock Incentive Plan	(cc)
10.47#	Employment Agreement, dated as of February 6, 2025, by and among Michael O. Johnson, Herbalife International of America, Inc. and Herbalife Ltd.	*
19.1	Herbalife Insider Trading Compliance Policy	*
21.1	Subsidiaries of the Registrant	*
23.1	Consent of PricewaterhouseCoopers LLP — Independent Registered Public Accounting Firm	*

Exhibit Number	Description	Reference
31.1	Rule 13a-14(a) Certification of Chief Executive Officer	*
31.2	Rule 13a-14(a) Certification of Chief Financial Officer	*
32.1	Section 1350 Certification of Chief Executive Officer	**
32.2	Section 1350 Certification of Chief Financial Officer	**
97.1	Herbalife Ltd. Clawback Policy	(aa)
101.INS	Inline XBRL Instance Document — The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	*
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	*
104	Cover Page Interactive Data File — The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024 is formatted in Inline XBRL (included as Exhibit 101)	*

———————

* Filed herewith.

** Furnished herewith.

\# Management contract or compensatory plan or arrangement.

(a) Previously filed on October 1, 2004 as an Exhibit to the Company's registration statement on Form S-1 (File No. 333-119485) and is incorporated herein by reference.

(b) Previously filed on December 2, 2004 as an Exhibit to Amendment No. 4 to the Company's registration statement on Form S-1 (File No. 333-119485) and is incorporated herein by reference.

(c) Previously filed on December 14, 2004 as an Exhibit to Amendment No. 5 to the Company's registration statement on Form S-1 (File No. 333-119485) and is incorporated herein by reference.

(d) Previously filed on May 5, 2015 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and is incorporated herein by reference.

(e) Previously filed on May 5, 2016 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 and is incorporated herein by reference.

(f) Previously filed on July 15, 2016 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(g) Previously filed on August 1, 2017 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 and is incorporated herein by reference.

(h) Previously filed on February 22, 2018 as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2017 and is incorporated herein by reference.

(i) Previously filed on May 3, 2018 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 and is incorporated herein by reference.

(j) Previously filed on August 22, 2018 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(k) Previously filed on February 19, 2019 as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 and is incorporated herein by reference.

(l) Previously filed on December 12, 2019 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(m) Previously filed on February 18, 2020 as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

(n) Previously filed on March 19, 2020 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(o) Previously filed on May 29, 2020 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(p) Previously filed on November 5, 2020 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and is incorporated herein by reference.

(q) Previously filed on February 11, 2021 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(r) Previously filed on May 4, 2021 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and is incorporated herein by reference.

(s) Previously filed on May 20, 2021 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.

(t)	Previously filed on July 30, 2021 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.
(u)	Previously filed on November 2, 2021 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and is incorporated herein by reference.
(v)	Previously filed on August 2, 2022 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and is incorporated herein by reference.
(w)	Previously filed on December 9, 2022 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.
(x)	Previously filed on December 27, 2022 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.
(y)	Previously filed on May 2, 2023 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 and is incorporated herein by reference.
(z)	Previously filed on August 2, 2023 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and is incorporated herein by reference.
(aa)	Previously filed on February 14, 2024 as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 and is incorporated herein by reference.
(bb)	Previously filed on April 18, 2024 as an Exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference.
(cc)	Previously filed on May 1, 2024 as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Herbalife Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Herbalife Ltd. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in shareholders' deficit and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the COSO.

Change in Accounting Principle

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible instruments in 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Intra-entity Transfers of Intellectual Property — Deferred Income Tax Asset

As described in Notes 2 and 12 to the consolidated financial statements, management initiated changes to the Company's corporate entity structure during the fourth quarter of 2024, including intra-entity transfers of intellectual property to one of its European subsidiaries. This reorganization resulted in the Company recognizing a step-up in tax basis on the fair value of the intellectual property and recording an associated deferred income tax asset of $177.6 million, partially offset by a valuation allowance of $61.3 million for amounts not more-likely-than-not to be realized. This reorganization required management to make significant estimates and assumptions to determine the fair value of such assets, using a discounted cash flow model. Significant assumptions in valuing the intellectual property include, but are not limited to, revenue growth rates, projected operating income, and the discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the intra-entity transfers of intellectual property that gives rise to a deferred income tax asset is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the intellectual property; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, projected operating income, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to income taxes, including controls over management's valuation of the intellectual property and the establishment of deferred income tax assets. These procedures also included, among others (i) reading the underlying agreements; (ii) testing management's process for developing the fair value estimate of the intellectual property; (iii) evaluating the appropriateness of the discounted cash flow model used by management; (iv) testing the completeness and accuracy of the underlying data used in the discounted cash flow model; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, projected operating income, and the discount rate. Evaluating management's assumptions related to revenue growth rates and projected operating income involved considering (i) the current and past performance of the Company; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate assumption.

Loss Contingencies

As described in Note 7 to the consolidated financial statements, the Company is from time to time engaged in routine litigation. As disclosed by management, an estimated loss from a loss contingency is recorded when information available prior to issuance of the Company's financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Management also discloses material contingencies when they believe a loss is not probable but reasonably possible. Management regularly reviews all pending litigation matters in which it is involved and establishes reserves for these litigation matters when a probable loss estimate can be made. Accounting for contingencies such as legal and non-income tax matters requires management to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. The Company's other current liabilities of $542.8 million as of December 31, 2024 include legal reserves for certain loss contingencies.

The principal considerations for our determination that performing procedures relating to loss contingencies is a critical audit matter are (i) the significant judgment by management when assessing whether a loss is probable and when determining whether the amount of the loss or range of loss for each matter can be reasonably estimated and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's assessment of the loss contingencies.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of loss contingencies including controls over assessing whether a loss is probable and when determining whether the amount of the loss or range of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others (i) confirming with external legal counsel the possibility or probability of an unfavorable outcome and the extent to which the loss or range of loss is reasonably estimable; (ii) evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (iii) evaluating the sufficiency of the Company's contingency disclosures.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 19, 2025

We have served as the Company's auditor since 2013.

HERBALIFE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2024	**2023**
	(in millions, except share and par value amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents.	$ 415.3	$ 575.2
Receivables, net of allowance for doubtful accounts	68.9	81.2
Inventories.	475.4	505.2
Prepaid expenses and other current assets	184.1	237.7
Total current assets	1,143.7	1,399.3
Property, plant, and equipment, at cost, net of accumulated depreciation and amortization	460.2	506.5
Operating lease right-of-use assets	185.7	185.8
Marketing-related intangibles and other intangible assets, net	312.3	314.0
Goodwill	87.7	95.4
Deferred income tax assets	398.6	179.3
Other assets	139.9	129.1
Total assets	$ 2,728.1	$ 2,809.4
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 70.0	$ 84.0
Royalty overrides	334.1	343.4
Current portion of long-term debt	283.5	309.5
Other current liabilities	542.8	540.7
Total current liabilities	1,230.4	1,277.6
Long-term debt, net of current portion	1,976.6	2,252.9
Non-current operating lease liabilities	169.5	167.6
Other non-current liabilities	152.7	171.6
Total liabilities.	3,529.2	3,869.7
Commitments and contingencies		
Shareholders' deficit:		
Common shares, $0.0005 par value; 2.0 billion shares authorized; 101.2 million (2024) and 99.2 million (2023) shares outstanding	0.1	0.1
Paid-in capital in excess of par value	278.2	233.9
Accumulated other comprehensive loss	(271.4)	(232.0)
Accumulated deficit	(808.0)	(1,062.3)
Total shareholders' deficit.	(801.1)	(1,060.3)
Total liabilities and shareholders' deficit	$ 2,728.1	$ 2,809.4

See the accompanying notes to consolidated financial statements.

HERBALIFE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2024	2023	2022
	(in millions, except per share amounts)		
Net sales	$ 4,993.1	$ 5,062.4	$ 5,204.4
Cost of sales	1,104.3	1,191.0	1,173.6
Gross profit	3,888.8	3,871.4	4,030.8
Royalty overrides	1,633.0	1,659.2	1,690.1
Selling, general, and administrative expenses	1,875.4	1,866.0	1,810.4
Other operating income	(5.5)	(10.2)	(14.9)
Operating income	385.9	356.4	545.2
Interest expense	218.3	165.9	139.3
Interest income	12.3	11.5	6.1
Other expense (income), net	10.5	(1.0)	(12.8)
Income before income taxes	169.4	203.0	424.8
Income taxes	(84.9)	60.8	103.5
Net income	$ 254.3	$ 142.2	$ 321.3
Earnings per share:			
Basic	$ 2.53	$ 1.44	$ 3.26
Diluted	$ 2.50	$ 1.42	$ 3.23
Weighted-average shares outstanding:			
Basic	100.6	99.0	98.5
Diluted	101.6	100.2	99.5

See the accompanying notes to consolidated financial statements.

HERBALIFE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Net income	$ 254.3	$ 142.2	$ 321.3
Other comprehensive (loss) income:			
Foreign currency translation adjustment, net of income taxes of $(4.3) (2024), $1.3 (2023), and $1.1 (2022)	(51.7)	17.6	(36.6)
Unrealized gain (loss) on derivatives, net of income taxes of $— (2024), $(0.2) (2023), and $— (2022)	12.3	0.6	(1.8)
Total other comprehensive (loss) income	(39.4)	18.2	(38.4)
Total comprehensive income	$ 214.9	$ 160.4	$ 282.9

See the accompanying notes to consolidated financial statements.

HERBALIFE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	Common Shares	Treasury Stock	Paid-in Capital in Excess of Par Value	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Deficit
			(in millions)			
Balance as of December 31, 2021....	$ 0.1	$ (328.9)	$ 318.1	$ (211.8)	$ (1,169.0)	$ (1,391.5)
Issuance of 1.2 common shares from exercise of SARs, restricted stock units, employee stock purchase plan, and other.	—		4.1			4.1
Additional capital from share-based compensation			44.4			44.4
Repurchases of 4.1 common shares . .	—		(23.9)		(122.8)	(146.7)
Retirement of treasury stock.		328.9	(17.3)		(311.6)	—
Net income					321.3	321.3
Foreign currency translation adjustment, net of income taxes of $1.1				(36.6)		(36.6)
Unrealized loss on derivatives, net of income taxes of $—				(1.8)		(1.8)
Cumulative effect of accounting change relating to adoption of ASU 2020-06			(136.7)		77.6	(59.1)
Balance as of December 31, 2022....	0.1	—	188.7	(250.2)	(1,204.5)	(1,265.9)
Issuance of 1.9 common shares from exercise of SARs, restricted stock units, employee stock purchase plan, and other.	—		3.2			3.2
Additional capital from share-based compensation			48.0			48.0
Repurchases of 0.6 common shares . .	—		(11.0)		—	(11.0)
Net income					142.2	142.2
Foreign currency translation adjustment, net of income taxes of $1.3				17.6		17.6
Unrealized gain on derivatives, net of income taxes of $(0.2).				0.6		0.6
Other			5.0			5.0
Balance as of December 31, 2023....	0.1	—	233.9	(232.0)	(1,062.3)	(1,060.3)
Issuance of 2.9 common shares from exercise of SARs, restricted stock units, employee stock purchase plan, and other.	—		2.6			2.6
Additional capital from share-based compensation			50.0			50.0
Repurchases of 0.9 common shares . .	—		(8.3)		—	(8.3)
Net income					254.3	254.3
Foreign currency translation adjustment, net of income taxes of $(4.3).				(51.7)		(51.7)
Unrealized gain on derivatives, net of income taxes of $—				12.3		12.3
Balance as of December 31, 2024....	$ 0.1	$ —	$ 278.2	$ (271.4)	$ (808.0)	$ (801.1)

See the accompanying notes to consolidated financial statements.

HERBALIFE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2024	2023	2022
	(in millions)		
Cash flows from operating activities:			
Net income	$ 254.3	$ 142.2	$ 321.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	121.4	113.3	115.4
Share-based compensation expenses	50.0	48.0	44.4
Non-cash interest expense	13.4	7.4	6.7
Deferred income taxes	(229.6)	(41.1)	(29.9)
Inventory write-downs	18.9	28.5	38.4
Foreign exchange transaction loss	7.6	6.0	9.1
Loss (Gain) on extinguishment of debt	10.5	(1.0)	(12.8)
Other	6.4	6.5	(17.0)
Changes in operating assets and liabilities:			
Receivables	5.9	(12.6)	(9.1)
Inventories	(30.4)	57.5	(68.4)
Prepaid expenses and other current assets	43.1	(13.8)	(12.4)
Accounts payable	(14.6)	(7.4)	(1.1)
Royalty overrides	11.1	(6.5)	(9.6)
Other current liabilities	40.4	23.8	(53.6)
Other	(23.0)	6.7	31.1
Net cash provided by operating activities	285.4	357.5	352.5
Cash flows from investing activities:			
Purchases of property, plant, and equipment	(122.0)	(135.0)	(156.4)
Proceeds from sale and leaseback transaction, net of related expenses	37.9	—	—
Other	(0.5)	0.2	0.2
Net cash used in investing activities	(84.6)	(134.8)	(156.2)
Cash flows from financing activities:			
Borrowings from senior secured credit facility and other debt, net of discount	1,394.4	215.2	564.2
Principal payments on senior secured credit facility and other debt	(1,937.0)	(289.6)	(683.5)
Proceeds from convertible senior notes	—	—	277.5
Repayment of convertible senior notes	(197.0)	(64.3)	(273.2)
Proceeds from senior secured notes, net of discount	778.4	—	—
Repayment of senior notes	(344.3)	—	—
Debt issuance costs	(24.0)	(1.8)	(7.2)
Share repurchases	(8.3)	(11.0)	(146.7)
Other	2.5	3.2	4.2
Net cash used in financing activities	(335.3)	(148.3)	(264.7)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(22.9)	4.8	(25.7)
Net change in cash, cash equivalents, and restricted cash	(157.4)	79.2	(94.1)
Cash, cash equivalents, and restricted cash, beginning of period	595.5	516.3	610.4
Cash, cash equivalents, and restricted cash, end of period	$ 438.1	$ 595.5	$ 516.3
Cash paid during the year:			
Interest paid	$ 194.4	$ 159.1	$ 133.5
Income taxes paid	$ 146.5	$ 133.1	$ 144.9

See the accompanying notes to consolidated financial statements.

1. Organization

Herbalife Ltd., a Cayman Islands exempted company with limited liability, was incorporated on April 4, 2002. Herbalife Ltd. (and together with its subsidiaries, the "Company" or "Herbalife") is a global nutrition company that sells weight management; targeted nutrition; energy, sports, and fitness; and outer nutrition products to and through a network of independent members, or Members. In China, the Company sells its products to and through independent service providers and sales representatives to customers and preferred customers, as well as through Company-operated retail platforms when necessary. The Company sells its products in five geographic regions: North America; Latin America, which consists of Mexico and South and Central America; EMEA, which consists of Europe, the Middle East, and Africa; Asia Pacific (excluding China); and China. See Note 10, *Segment Information*, for further information regarding geographic regions.

2. Basis of Presentation

The Company's consolidated financial statements refer to Herbalife Ltd. and its subsidiaries. The Company's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Company's financial statements and the accompanying notes. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Adopted Pronouncements

In March 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-01, *Leases (Topic 842) — Common Control Arrangements*. This ASU addresses issues related to accounting for leases under common control arrangements. The standard includes an amendment to Topic 842 for all entities with leasehold improvements in common control arrangements to amortize leasehold improvements that it owns over the improvements' useful life to the common control group if certain criteria are met. The amendments in this update were effective for reporting periods beginning after December 15, 2023, with early adoption permitted. The adoption of this guidance during the first quarter of 2024 did not have a material impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which amended disclosure requirements for segment reporting. The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, amendments to enhance interim disclosure requirements and introduce additional details about the chief operating decision maker. These changes address certain investor concerns that disclosures over reportable segment expenses were limited. The amendments in this update were effective for annual reporting periods beginning after December 15, 2023 and interim periods within fiscal year beginning after December 15, 2024, with early adoption permitted. The adoption of this guidance during the fourth quarter of 2024 did not have a material impact on the Company's consolidated financial statements and the Company increased the reportable segment disclosures within its *Segment Information* note, to the Company's consolidated financial statements.

New Accounting Pronouncements

In August 2023, the FASB issued ASU No. 2023-05, *Business Combinations — Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement*. This ASU addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. The objectives of the amendments are to (1) provide decision-useful information to investors and other allocators of capital in a joint venture's financial statements and (2) reduce diversity in practice. The standard will require that a joint venture apply a new basis of accounting upon formation. By applying a new basis of accounting, a joint venture, upon formation, will recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). In addition, the update on the standard requires

2. Basis of Presentation (cont.)

certain disclosures enabling financial statement users to understand the nature and financial effect of the joint venture formation in the period in which the formation date occurs. The amendments in this update do not amend the definition of a joint venture (or a corporate joint venture), the accounting by an equity method investor for its investment in a joint venture, or the accounting by a joint venture for contributions received after its formation. The amendments in this update are effective prospectively for all joint venture formations with a formation date on or after January 1, 2025, with early adoption permitted in any interim or annual period in which financial statements have not yet been issued (or made available for issuance), either prospectively or retrospectively. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*, which amends the disclosure or presentation requirements of a variety of topics in the accounting standards codification in order to conform with certain SEC amendments in Release No. 33-10532, *Disclosure Update and Simplification*. The effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective. The Company is evaluating the potential impact of this guidance on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Income Tax (Topic 740): Improvements to Income Tax Disclosures*, which amended disclosure requirements for income taxes. The primary changes from this update relate to improvements over income tax disclosures related to the rate reconciliation, income taxes paid and other disclosures. These changes help investors better 1) understand on an entity's' exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The amendments in this update are effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, *Codification Improvements — Amendments to Remove References to the Concepts Statements.* This ASU removes various references to concepts statements from the ASC. The goal of the amendments is to simplify the ASC and distinguish between non-authoritative and authoritative guidance (since, unlike the ASC, the concepts statements are non-authoritative). The amendments in this update are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses*. This ASU requires new disclosures, in the notes to the financial statements, related to the disaggregation of certain expenses within the income statement. Additionally, a qualitative description is required of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. Annually, an entity is also required to define and quantify its selling expenses. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-04, *Debt — Debt with Conversion and Other Options — (Topic 470) — Induced Conversions of Convertible Debt Instruments*. This ASU amends certain guidance related to induced conversion of convertible debt instruments and clarifies the applicability of induced conversion accounting as it relates to convertible debt that is cash-settled. Additionally, the amendments clarify that the incorporation, elimination, or modification of a volume-weighted average price formula does not automatically cause a settlement to be accounted for as an extinguishment and an entity should assess the form and amount of

2. Basis of Presentation (cont.)

the conversion consideration to make that determination. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted for those entities that have adopted the amendments in ASU 2020-06. The Company is evaluating the potential impact of this guidance on its consolidated financial statements.

Significant Accounting Policies

Consolidation Policy

The consolidated financial statements include the accounts of Herbalife Ltd. and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Foreign Currency Translation and Transactions

In the majority of the countries that the Company operates, the functional currency is the local currency. The Company's foreign subsidiaries' asset and liability accounts are translated for consolidated financial reporting purposes into U.S. dollar amounts at year-end exchange rates. Revenue and expense accounts are translated at the average rates during the year. Foreign exchange translation adjustments are included in accumulated other comprehensive loss on the accompanying consolidated balance sheets. Foreign currency transaction gains and losses, which include the cost of foreign currency derivative contracts and the related settlement gains and losses but excluding certain foreign currency derivatives designated as cash flow hedges as discussed in Note 11, *Derivative Instruments and Hedging Activities*, are included in selling, general, and administrative expenses within the accompanying consolidated statements of income. The Company recorded net foreign currency transaction losses of $9.2 million, $18.7 million, and $9.7 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Forward Exchange Contracts and Option Contracts

The Company enters into foreign currency derivatives, primarily comprised of foreign currency forward contracts and option contracts, in managing its foreign exchange risk on sales to Members, inventory purchases denominated in foreign currencies, and intercompany transactions and loans. The Company does not use the contracts for trading purposes.

In accordance with FASB ASC Topic 815, *Derivatives and Hedging*, or ASC 815, the Company designates certain of its derivative instruments as cash flow hedges and formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction, at the time the derivative contract is executed. The Company assesses the effectiveness of the hedge both at inception and on an ongoing basis and determines whether the hedge is highly or perfectly effective in offsetting changes in cash flows of the hedged item. The Company records changes in the estimated fair value in accumulated other comprehensive loss and subsequently reclassifies the related amount of accumulated other comprehensive loss to earnings when the hedged item and underlying transaction impacts earnings. If it is determined that a derivative has ceased to be a highly effective hedge, the Company will discontinue hedge accounting for such transaction. For derivatives that are not designated as hedges, all changes in estimated fair value are recognized in the consolidated statements of income.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of domestic and foreign bank accounts and money market funds. These cash and cash equivalents are valued based on Level 1 inputs, which consist of quoted prices in active markets. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents.

2. Basis of Presentation (cont.)

Accounts Receivable

Accounts receivable consist principally of receivables from credit card companies, arising from the sale of products to the Company's Members, and receivables from importers, who are utilized in a limited number of countries to sell products to Members. The Company believes the concentration of its collection risk related to its credit card receivables is reduced due to geographic dispersion. Credit card receivables were $53.1 million and $61.5 million as of December 31, 2024 and 2023, respectively. Substantially all credit card receivables were current as of December 31, 2024 and 2023. For the Company's receivables from its importers, the Company performs ongoing credit evaluations of its importers and maintains an allowance for potential credit losses. The Company considers customer credit-worthiness, past and current transaction history with the customer, contractual terms, current economic industry trends, and changes in customer payment terms when determining whether collectability is reasonably assured and whether to record allowances for its receivables. If the financial condition of the Company's customers deteriorates and adversely affects their ability to make payments, additional allowances will be recorded. The Company believes that it provides adequate allowances for receivables from its Members and importers which are not material to its consolidated financial statements. The Company recorded bad-debt expense related to allowances for the Company's receivables of $0.1 million, $0.1 million, and $0.1 million during the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024 and 2023, the Company's allowance for doubtful accounts was $2.5 million and $1.7 million, respectively. As of December 31, 2024 and 2023, the majority of the Company's total outstanding accounts receivable were current.

Fair Value of Financial Instruments

The Company applies the provisions of FASB authoritative guidance as it applies to its financial and non-financial assets and liabilities. The FASB authoritative guidance clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements.

The Company has estimated the fair value of its financial instruments using the following methods and assumptions:

- The carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value due to the short-term maturities of these instruments;

- The fair value of option and forward contracts are based on dealer quotes;

- The outstanding borrowings on the Company's term loan A under its senior secured credit facility are recorded at carrying value, and their fair value is determined by utilizing over-the-counter market quotes for similar instruments;

- The outstanding borrowings on the Company's term loan B under its senior secured credit facility are recorded at carrying value, and their fair value is determined by utilizing over-the-counter market quotes;

- The outstanding borrowings on the Company's revolving credit facility under its senior secured credit facility are recorded at carrying value, and their fair value approximates their carrying value due to its variable interest rate which reprices frequently and represents floating market rates;

- The Company's senior secured notes due 2029 are recorded at carrying value and their fair value are determined by utilizing over-the-counter market quotes and yield curves;

2. Basis of Presentation (cont.)

- The Company's convertible senior notes due 2024 and convertible senior notes due 2028 are recorded at carrying value and their fair value are determined by utilizing over-the-counter market quotes; and

- The Company's senior notes due 2025 and senior notes due 2029 are recorded at carrying value, and their fair values are determined by utilizing over-the-counter market quotes and yield curves.

For further discussion related to the Company's outstanding borrowings, refer to Note 5, *Long-Term Debt.*

Inventories

Inventories are stated at lower of cost (primarily on the first-in, first-out basis) and net realizable value.

Debt Issuance Costs

Debt issuance costs represent fees and expenses related to the borrowing of the Company's long-term debt and are generally amortized over the term of the related debt using the effective-interest method. Debt issuance costs, except for those related to the Company's revolving credit facility, are recorded as a reduction to debt (contra-liability) within the Company's consolidated balance sheets. Total amortization expense related to debt issuance costs were $7.6 million, $7.1 million, and $6.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024 and 2023, the Company's remaining unamortized debt issuance costs were $32.5 million and $19.2 million, respectively.

Long-Lived Assets

As of December 31, 2024 and 2023, the Company's net property, plant, and equipment consisted of the following:

	December 31,	
	2024	**2023**
	(in millions)	
Property, plant, and equipment, at cost:		
Land and buildings	$ 22.4	$ 51.2
Furniture and fixtures	25.0	26.3
Equipment	1,197.9	1,172.2
Building and leasehold improvements	236.7	268.5
Total property, plant, and equipment, at cost	1,482.0	1,518.2
Less: accumulated depreciation and amortization	(1,021.8)	(1,011.7)
Property, plant, and equipment, at cost, net of accumulated depreciation and amortization	$ 460.2	$ 506.5

The depreciation of furniture, fixtures, and equipment (including computer hardware) and amortization of software (which is also included in equipment described above), is computed on a straight-line basis over the estimated useful lives of the related assets, which range from three to ten years. The Company capitalizes eligible costs to acquire or develop internal-use software that are incurred subsequent to the preliminary project stage. Computer hardware and software, the majority of which is comprised of capitalized internal-use software costs, were $286.0 million and $277.8 million as of December 31, 2024 and 2023, respectively, net of accumulated depreciation. Leasehold improvements are amortized on a straight-line basis over the life of the related asset or the term of the lease, whichever is shorter. Buildings are depreciated over 40 years. Building improvements are generally depreciated over ten to fifteen years. Land is not depreciated. Depreciation and amortization expenses recorded to selling, general, and administrative expenses totaled $96.5 million, $88.9 million, and $94.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

2. Basis of Presentation (cont.)

Long-lived assets are reviewed for impairment based on undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss is based on the estimated fair value of the asset.

Goodwill and marketing-related intangible assets with indefinite lives are evaluated on an annual basis for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. For goodwill, the Company performed a quantitative assessment during the fourth quarter of 2024, in which it used a discounted cash flow approach to estimate the fair value of a reporting unit, and determined that the fair value of each reporting unit was greater than its respective carrying value. If the fair value of the reporting unit was less than the carrying value, then a goodwill impairment amount would be recorded for the difference. For the marketing-related intangible assets, the Company performed a quantitative assessment during the fourth quarter of 2024, in which it used a discounted cash flow model under the relief-from-royalty method in order to determine the fair value, and determined that the fair value of the assets was greater than their carrying value. If the fair value of the assets was less than the carrying value, then an impairment amount would be recorded for the difference. During the years ended December 31, 2024, 2023, and 2022, there were no additions to or impairments of marketing-related intangible assets. As of both December 31, 2024 and 2023, the marketing-related intangible asset balance was $310.0 million and consisted of the Company's trademark, trade name, and marketing franchise. During the years ended December 31, 2024, 2023 and 2022, there were no additions to or impairments of goodwill. As of December 31, 2024 and 2023, the goodwill balance was $87.7 million and $95.4 million, respectively. The decrease in goodwill during the year ended December 31, 2024 was due to foreign currency translation adjustments.

Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company's consolidated balance sheets that sum to the total of the same such amounts shown in the Company's consolidated statements of cash flows:

	December 31,	
	2024	**2023**
	(in millions)	
Cash and cash equivalents.	$ 415.3	$ 575.2
Restricted cash included in Prepaid expenses and other current assets	4.3	15.3
Restricted cash included in Other assets.	18.5	5.0
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$ 438.1	$ 595.5

As of December 31, 2024, the majority of the Company's consolidated restricted cash consists of $15.2 million in U.S. bank deposits related to the Company's tax assessment in Brazil. See Note 5, *Long-Term Debt,* and Note 7, *Contingencies*, for further information.

Sale and Leaseback Transaction

During July 2024, the Company completed a sale and a sixteen-month leaseback transaction with an independent third-party for the land, building, and related building improvements of its office building in Torrance, California. The aggregate sales price, net of closing costs relating to the sale transaction was approximately $38 million. These transactions met the requirements for sale-leaseback accounting, and as a result, the Company recorded a gain of approximately $4 million for the year ended December 31, 2024 in selling, general, and administrative expense within the Company's consolidated statement of income, and the land, building, and building improvements of approximately $34 million were removed from the Company's total assets within its consolidated balance sheet

2. Basis of Presentation (cont.)

related to the sale transaction as of December 31, 2024. The Company also recorded the right-of-use asset and lease liabilities relating to the sixteen-month leaseback transaction of approximately $4 million within the Company's consolidated balance sheet as a result of these transactions.

Income Taxes

Income tax expense includes income taxes payable for the current year and the change in deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. A valuation allowance is recognized to reduce the carrying value of deferred income tax assets if it is believed to be more likely than not that a component of the deferred income tax assets will not be realized.

The Company accounts for uncertainty in income taxes in accordance with FASB authoritative guidance which clarifies the accounting and reporting for uncertainties in income taxes recognized in an enterprise's financial statements. This guidance prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

The Company has made an accounting policy election to account for global intangible low-taxed income as a period cost if and when incurred.

During the fourth quarter of 2024, the Company initiated changes to its corporate entity structure including intra-entity transfers of intellectual property to one of its European subsidiaries. This reorganization resulted in the Company recognizing a step-up in tax basis on the fair value of the intellectual property and required management to make significant estimates and assumptions to determine the fair value of such assets, using a discounted cash flow model. Significant assumptions in valuing the intellectual property include, but are not limited to, revenue growth rates, projected operating income, and the discount rate. See Note 12, *Income Taxes,* for a further description of the changes to the Company's corporate entity structure and the corresponding tax impacts recognized.

Royalty Overrides

Certain Members may earn commissions called royalty overrides, which include production bonuses, based on retail sales volume. Royalty overrides are based on the retail sales volume of certain other Members who are sponsored directly or indirectly by the Member. Royalty overrides are recorded when the products are delivered and revenue is recognized. The royalty overrides are compensation to Members for services rendered including the development, retention and the improved productivity of their sales organizations. As such royalty overrides are classified as an operating expense. Non-U.S. royalty override checks that have aged, for a variety of reasons, beyond a certainty of being paid, are taken back into income. Management has estimated this period of certainty to be three years worldwide.

Distributor Compensation — U.S.

In the U.S., distributor compensation, including Royalty overrides, is capped if the Company does not meet an annual requirement as described in a consent order entered into with the U.S. Federal Trade Commission in July 2016. On a periodic basis, the Company evaluates if this requirement will be achieved by year-end to determine if a cap on distributor compensation will be required, and then determines the appropriate amount of distributor compensation expense, which may vary in each reporting period. The Company determined that the cap to distributor compensation will not be applicable for the year ended December 31, 2024 as the annual requirement was met.

2. Basis of Presentation (cont.)

Comprehensive Income

Comprehensive income consists of net income, foreign currency translation adjustments, and unrealized gains or losses on derivatives. See Note 8, *Shareholders' Deficit*, for the description and detail of the components of accumulated other comprehensive loss.

Operating Leases

The Company leases most of its physical properties under operating leases. The Company recognizes rent expense on a straight-line basis for its operating leases. Certain lease agreements generally include rent holidays and tenant improvement allowances. The Company recognizes a right of use asset and lease liability within its consolidated balance sheets for operating leases with terms greater than twelve months. The initial measurement of the lease liability is measured at the present value of lease payments not yet paid discounted generally using the Company's incremental borrowing rate at the commencement date. Leases with an initial term of twelve months or less are not recorded on the Company's consolidated balance sheets, and generally, the Company does not separate nonlease components from lease components.

Research and Development

The Company's research and development is performed by in-house staff and outside consultants. For all periods presented, research and development costs were expensed as incurred and were not material.

Other Operating Income

To encourage local investment and operations, governments in various China provinces conduct grant programs. The Company applied for and received several such grants in China. Government grants are recorded into income when a legal right to the grant exists, there is a reasonable assurance that the grant proceeds will be received, and the substantive conditions under which the grants were provided have been met. Generally, these substantive conditions are the Company maintaining operations and paying certain taxes in the relevant province and obtaining government approval by completing an annual application process. The Company believes the continuing obligation with respect to the funds is a general requirement that they are used only for its business in China. The Company recognized government grant income related to its regional headquarters and distribution centers within China of approximately $5.5 million, $10.2 million, and $14.9 million during the years ended December 31, 2024, 2023, and 2022, respectively, in other operating income within its consolidated statements of income. The Company intends to continue applying for government grants in China when programs are available; however, there is no assurance that the Company will receive grants in future periods.

Other Expense (Income), Net

During the year ended December 31, 2024, the Company recognized a $10.5 million loss on the extinguishment of the 2018 Credit Facility (as defined below) and the partial redemption of the 2025 Notes (See Note 5, *Long-Term Debt*) in other expense (income), net within its consolidated statements of income.

During the year ended December 31, 2023, the Company recognized a $1.0 million gain on the extinguishment of a portion of the 2024 Convertible Notes (See Note 5, *Long-Term Debt*) in other expense (income), net within its consolidated statements of income.

During the year ended December 31, 2022, the Company recognized a $12.8 million gain on the extinguishment of a portion of the 2024 Convertible Notes (See Note 5, *Long-Term Debt*) in other expense (income), net within its consolidated statements of income.

2. Basis of Presentation (cont.)

Professional Fees

The Company expenses professional fees, including legal fees, as incurred. These professional fees are included in selling, general, and administrative expenses within the Company's consolidated statements of income.

Advertising

Advertising costs, including Company sponsorships, are expensed as incurred and amounted to approximately $46.0 million, $54.1 million, and $46.8 million for the years ended December 31, 2024, 2023, and 2022, respectively. These expenses are included in selling, general, and administrative expenses within the Company's consolidated statements of income.

Earnings Per Share

Basic earnings per share represents net income divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share represents net income divided by the weighted-average number of common shares outstanding, inclusive of the effect of dilutive securities, such as outstanding stock appreciation rights, or SARs, restricted stock units, and convertible notes.

The following are the common share amounts used to compute the basic and diluted earnings per share for each period:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Weighted-average shares used in basic computations.	100.6	99.0	98.5
Dilutive effect of exercise of equity grants outstanding . . .	1.0	1.0	1.0
Dilutive effect of 2028 Convertible Notes	—	0.2	—
Weighted-average shares used in diluted computations . . .	101.6	100.2	99.5

There were an aggregate of 15.4 million, 5.7 million, and 4.5 million of equity grants, consisting of SARs and restricted stock units, that were outstanding during the years ended December 31, 2024, 2023, and 2022, respectively, but were not included in the computation of diluted earnings per share because their effect would be anti-dilutive or the performance condition of the award had not been satisfied.

For the 2024 Convertible Notes, the Company was required to settle the principal amount in cash and had the option to settle the conversion feature for the amount above the conversion price, or the conversion spread, in common shares or cash. The Company used the if-converted method for calculating any potential dilutive effect of the conversion spread on diluted earnings per share, if applicable. The conversion spread would have had a dilutive impact on diluted earnings per share when the average market price of the Company's common shares for a given period exceeded the conversion price of the 2024 Convertible Notes. For the years ended December 31, 2024, 2023, and 2022, the 2024 Convertible Notes have been excluded from the computation of diluted earnings per share, as the effect would be anti-dilutive since the conversion price of the 2024 Convertible Notes exceeded the average market price of the Company's common shares for the years ended December 31, 2024, 2023, and 2022. The initial conversion rate and conversion price for the 2024 Convertible Notes are described further in Note 5, *Long-Term Debt*.

For the 2028 Convertible Notes, the Company is required to settle the principal amount in cash and has the option to settle the conversion feature for the amount above the conversion price, or the conversion spread, in cash or common shares and cash. The Company uses the if-converted method for calculating any potential dilutive

2. Basis of Presentation (cont.)

effect of the conversion spread on diluted earnings per share, if applicable. The conversion spread will have a dilutive impact on diluted earnings per share when the average market price of the Company's common shares for a given period exceeds the conversion price of the 2028 Convertible Notes. For the year ended December 31, 2024, the 2028 Convertible Notes have been excluded from the computation of diluted earnings per share, as the effect would be anti-dilutive since the conversion price of the 2028 Convertible Notes exceeded the average market price of the Company's common shares for the year ended December 31, 2024. The dilutive impact for the years ended December 31, 2023 and 2022 is 0.2 million common shares and less than 0.1 million common shares, respectively. The initial conversion rate and conversion price for the 2028 Convertible Notes are described further in Note 5, *Long-Term Debt*.

Revenue Recognition

The Company's net sales consist of product sales. In general, the Company's performance obligation is to transfer its products to its Members. The Company generally recognizes revenue when product is delivered to its Members. For the majority of China independent service providers and for third-party importers utilized in certain other countries where sales historically have not been material, the Company recognizes revenue based on the Company's estimate of when the service provider or third-party importer sells the products because the Company is deemed to be the principal party of these product sales due to the additional selling and operating requirements relating to pricing of products, conducting business with physical locations, and other selling and marketing activities required of the service providers and third-party importers. The Company recognizes revenue for certain China independent service providers upon delivery as such Members have pricing discretion and increased fulfillment responsibilities and accordingly were determined to be the Company's customers for accounting purposes.

The Company's Members, excluding its China independent service providers, may receive distributor allowances, which are comprised of discounts, rebates, and wholesale commission payments from the Company. Distributor allowances resulting from the Company's sales of its products to its Members are recorded against net sales because the distributor allowances represent discounts from the suggested retail price.

The Company compensates its sales leader Members with royalty overrides for services rendered relating to the development, retention, and management of their sales organizations. Royalty overrides are payable based on achieved sales volume. Royalty overrides are classified as an operating expense reflecting the services provided to the Company. The Company compensates its China independent service providers and third-party importers utilized in certain other countries for providing marketing, selling, and customer support services. For China and third-party importer sales transactions, as the Company is the principal party for the majority of these product sales as described above, the majority of service fees payable to China independent service providers and the compensation received by third-party importers for the services they provide, which represents the discount provided to them, are recorded in selling, general, and administrative expenses within the Company's consolidated statements of income. In addition, for those certain China independent service providers who are deemed to be the Company's customers for accounting purposes as described above, a portion of the service fees payable to these Members will be classified as a reduction of net sales as opposed to the entire service fee being recognized within selling, general, and administrative expenses.

The Company recognizes revenue when it delivers products to its United States Members; distributor allowances, inclusive of discounts and wholesale commissions, are recorded as a reduction to net sales; and royalty overrides are classified as an operating expense.

2. Basis of Presentation (cont.)

Shipping and handling services relating to product sales are recognized as fulfillment activities on the Company's performance obligation to transfer products and are therefore recorded within net sales as part of product sales and are not considered as separate revenues. Shipping and handling costs paid by the Company are included in cost of sales.

The Company presents sales taxes collected from customers on a net basis.

The Company generally receives the net sales price in cash or through credit card payments at the point of sale.

The Company records advance sales deposits when payment is received but revenue has not yet been recognized. In the majority of the Company's markets, advance sales deposits are generally recorded to income when the product is delivered to its Members. Additionally, advance sales deposits also include deferred revenues due to the timing of revenue recognition for products sold through China independent service providers. The estimated deferral period for advance sales deposits is generally within one week. During the year ended December 31, 2024, the Company recognized substantially all of the revenues that were included within advance sales deposits as of December 31, 2023 and any remaining such balance was not material as of December 31, 2024. Advance sales deposits are included in other current liabilities on the Company's consolidated balance sheets. See Note 15, *Detail of Certain Balance Sheet Accounts*, for further information.

In general, if a Member returns product to the Company on a timely basis, they may obtain replacement product from the Company for such returned products. In addition, in general the Company maintains a buyback program pursuant to which it will repurchase products sold to a Member who has decided to leave the business. Allowances for product returns, primarily in connection with the Company's buyback program, are provided at the time the sale is recorded. This accrual is based upon historical return rates for each country and the relevant return pattern, which reflects anticipated returns to be received over a period of up to 12 months following the original sale. Allowances for product returns were $1.8 million and $1.9 million as of December 31, 2024 and 2023, respectively.

The Company's products are grouped in five product categories: weight management; targeted nutrition; energy, sports, and fitness; outer nutrition; and literature and promotional items. However, the effect of economic factors on the nature, amount, timing, and uncertainty of revenue recognition and cash flows are similar among all five product categories. The Company defines its operating segments through five geographic regions. The effect of economic factors on the nature, amount, timing, and uncertainty of revenue recognition and cash flows are similar among the geographic regions within the Company's Primary Reporting Segment. See Note 10, *Segment Information*, for further information on the Company's reportable segments and the Company's presentation of disaggregated revenue by reportable segment.

Non-Cash Investing and Financing Activities

During the years ended December 31, 2024, 2023, and 2022, the Company recorded $14.8 million, $27.5 million, and $28.9 million, respectively, of non-cash capital expenditures.

During the years ended December 31, 2024, 2023, and 2022, the Company recorded zero, $2.7 million, and zero, respectively, of non-cash borrowings.

Share-Based Payments

The Company accounts for share-based compensation in accordance with FASB authoritative guidance which requires the measurement of share-based compensation expense for all share-based payment awards made to employees. The Company measures share-based compensation cost at the grant date, based on the fair

2. Basis of Presentation (cont.)

value of the award. The Company recognizes share-based compensation expense for service condition awards on a straight-line basis over the employee's requisite service period. The Company recognizes share-based compensation expense for performance condition awards over the vesting term using the graded vesting method.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which the Company believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Volatile equity and foreign currency have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods. The Company continues to operate in an uncertain macroeconomic and geopolitical environment caused by high inflation, foreign exchange rate fluctuations, the wars in Ukraine and the Middle East, rising trade tensions, and other factors. The Company is closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on its business.

3. Inventories

The following are the major classes of inventory:

	December 31,	
	2024	**2023**
	(in millions)	
Raw materials	$ 74.0	$ 80.3
Work in process.	8.1	10.0
Finished goods	393.3	414.9
Total	$ 475.4	$ 505.2

4. Leases

Generally, the Company leases certain office space, warehouses, distribution centers, manufacturing centers, and equipment. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company also rents or subleases certain real estate to third parties. Sublease income was not material for the years ended December 31, 2024, 2023, and 2022.

In general, the Company's leases include one or more options to renew, with renewal terms that generally vary from one to ten years. The exercise of lease renewal options is generally at the Company's sole discretion. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

4. Leases (cont.)

Leases with an initial term of twelve months or less are not recorded on the Company's consolidated balance sheets, and generally, the Company does not separate nonlease components from lease components. The Company's lease assets and liabilities recognized within its consolidated balance sheets were as follows:

	December 31,		Balance Sheet Location
	2024	**2023**	
	(in millions)		
ASSETS:			
Operating lease right-of-use assets ..	$ 185.7	$ 185.8	Operating lease right-of-use assets[1]
			Property, plant, and equipment, at cost, net of accumulated depreciation
Finance lease right-of-use assets....	1.9	1.6	and amortization[2]
Total lease assets..................	$ 187.6	$ 187.4	
LIABILITIES:			
Current:			
Operating lease liabilities	$ 39.7	$ 39.5	Other current liabilities
Finance lease liabilities.........	0.8	0.8	Current portion of long-term debt
Non-current:			
Operating lease liabilities	169.5	167.6	Non-current operating lease liabilities
Finance lease liabilities.........	1.2	0.9	Long-term debt, net of current portion
Total lease liabilities	$ 211.2	$ 208.8	

(1) Operating lease right-of-use assets in United States are $112.9 million and $115.2 million, and in foreign jurisdictions are $72.8 million and $70.6 million, as of December 31, 2024 and 2023, respectively.

(2) Finance lease assets are recorded net of accumulated amortization of $3.8 million and $2.9 million as of December 31, 2024 and 2023, respectively.

Lease cost is recognized on a straight-line basis over the lease term. The components of lease cost are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Operating lease cost[1][2]...........................	$ 62.1	$ 61.3	$ 65.9
Finance lease cost			
Amortization of right-of-use assets.................	0.8	0.6	0.4
Interest on lease liabilities.......................	0.1	0.1	—
Net lease cost	$ 63.0	$ 62.0	$ 66.3

(1) Includes short-term leases and variable lease costs, which were $6.2 million and $3.6 million, respectively, for the year ended December 31, 2024, $6.2 million and $3.2 million, respectively, for the year ended December 31, 2023, and $7.0 million and $3.0 million, respectively, for the year ended December 31, 2022. Variable lease costs, which include items such as real estate taxes, common area maintenance, and changes based on an index or rate, are not included in the calculation of the right-of-use assets and are recognized as incurred.

(2) Amount includes $57.3 million, $56.7 million, and $61.4 million recorded to selling, general, and administrative expenses within the Company's consolidated statements of income for the years ended December 31, 2024, 2023, and 2022, respectively, and $4.8 million, $4.6 million, and $4.5 million capitalized as part of the cost of another asset, which includes inventories, for the years ended December 31, 2024, 2023, and 2022, respectively.

4. Leases (cont.)

As of December 31, 2024, annual scheduled lease payments were as follows:

	Operating Leases[1]	Finance Leases
	(in millions)	
2025	$ 49.9	$ 0.9
2026	40.6	0.6
2027	34.9	0.5
2028	29.1	0.1
2029	27.0	—
Thereafter	72.4	—
Total lease payments	253.9	2.1
Less: imputed interest	44.7	0.1
Present value of lease liabilities	$ 209.2	$ 2.0

(1) Operating lease payments exclude $3.8 million of legally binding minimum lease payments for leases signed but not yet commenced.

In general, for the majority of the Company's material leases, the renewal options are not included in the calculation of its right-of-use assets and lease liabilities, as the Company does not believe that it is reasonably certain that these renewal options will be exercised. Periodically, the Company assesses its leases to determine whether it is reasonably certain that these renewal options will be exercised.

The majority of the Company's leases are for real estate and in general, the individual lease contracts do not provide information about the rate implicit in the lease. Because the Company is not able to determine the rate implicit in its leases, it instead generally uses its incremental borrowing rate to determine the present value of lease liabilities. In determining its incremental borrowing rate, the Company reviewed the terms of its leases, its senior secured credit facility, swap rates, and other factors. The weighted-average remaining lease term and weighted-average discount rate used to calculate the present value of lease liabilities are as follows:

	December 31,		
	2024	**2023**	**2022**
Weighted-average remaining lease term:			
Operating leases	6.3 years	6.7 years	7.3 years
Finance leases	2.8 years	2.5 years	2.5 years
Weighted-average discount rate:			
Operating leases	5.8%	5.2%	4.9%
Finance leases	7.6%	5.5%	4.4%

Supplemental cash flow information related to leases is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 54.0	$ 52.0	$ 56.6
Operating cash flows for finance leases	0.1	0.1	—
Financing cash flows for finance leases	0.9	0.6	0.4
Right-of-use assets obtained in exchange for new lease liabilities:			
Operating leases	46.4	19.5	36.3
Finance leases	1.2	1.1	0.7

5. Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2024	**2023**
	(in millions)	
Borrowings under senior secured credit facility, carrying value[1]	$ 359.9	$ 883.7
12.250% senior secured notes due 2029, carrying value	768.2	—
2.625% convertible senior notes due 2024, carrying value	—	196.8
4.250% convertible senior notes due 2028, carrying value	271.9	270.5
7.875% senior notes due 2025, carrying value	261.8	597.1
4.875% senior notes due 2029, carrying value	595.4	594.5
Other	2.9	19.8
Total	2,260.1	2,562.4
Less: current portion	283.5	309.5
Long-term portion.	$ 1,976.6	$ 2,252.9

(1)   Amounts outstanding under the 2024 Credit Facility as of December 31, 2024 and the 2018 Credit Facility as of December 31, 2023.

Senior Secured Credit Facility

On August 16, 2018, the Company entered into a $1.25 billion senior secured credit facility, or the 2018 Credit Facility, consisting of a $250.0 million term loan A, or the 2018 Term Loan A, a $750.0 million term loan B, or the 2018 Term Loan B, and a $250.0 million revolving credit facility, or the 2018 Revolving Credit Facility, with a syndicate of financial institutions as lenders.

Subsequently, the 2018 Credit Facility was amended in a series of amendments that, as of March 31, 2024, among other things, increased the borrowing capacity of the 2018 Term Loan A to a total of $286.2 million and the 2018 Revolving Credit Facility to a total of $330.0 million and establishing the Secured Overnight Financing Rate, or SOFR, for interest rate purposes under the 2018 Credit Facility. Borrowings utilizing SOFR under both the 2018 Term Loan A and 2018 Revolving Credit Facility, bore interest at, depending on the Company's total leverage ratio, either the Adjusted Term SOFR, which is the rate per annum equal to Term SOFR plus a rate adjustment based on interest periods of one month, three months, six months and twelve months tenors equaling to approximately 0.11%, 0.26%, 0.43% and 0.72%, respectively, plus a margin of between 1.75% and 2.25%, or the base rate, which represented the highest of the Federal Funds Rate plus 0.50%, one-month Adjusted Term SOFR plus 1.00%, and the prime rate quoted by The Wall Street Journal, plus a margin of between 0.75% and 1.25%. Borrowings utilizing SOFR under the 2018 Term Loan B bore interest at either, the Adjusted Term SOFR plus a margin of 2.50%, or the base rate plus a margin of 1.50%. The Adjusted Term SOFR was subject to a floor of 0.00% and the base rate was subject to a floor of 1.00%. The Company paid commitment fees on the 2018 Revolving Credit Facility of, depending on the Company's total leverage ratio, between 0.25% to 0.35% per annum on the undrawn portion of the 2018 Revolving Credit Facility. The maturity date of both the 2018 Term Loan A and 2018 Revolving Credit Facility was March 19, 2025. The 2018 Term Loan B maturity date was August 18, 2025.

The 2018 Credit Facility required the Company to comply with a leverage ratio. The 2018 Credit Facility also contained affirmative and negative covenants customary for financings of this type, including, among other things, limitations or prohibitions on repurchasing common shares, declaring and paying dividends and other distributions, redeeming and repurchasing certain other indebtedness, making loans and investments, incurring additional indebtedness, granting liens, and effecting mergers, asset sales and transactions with affiliates. In addition, the 2018 Credit Facility contained customary events of default.

5. Long-Term Debt (cont.)

On April 12, 2024, concurrently with the issuance of the $800.0 million aggregate principal amount of senior secured notes, or the 2029 Secured Notes, as described further below, the Company entered into the eighth amendment to the 2018 Credit Facility. The eighth amendment to the 2018 Credit Facility, among other things, refinanced and replaced in full the 2018 Credit Facility with, (i) a Term Loan B Facility, or the 2024 Term Loan B, with an aggregate principal amount of $400.0 million and (ii) a revolving credit facility, or the 2024 Revolving Credit Facility, with an aggregate principal amount of $400.0 million, collectively the 2024 Credit Facility. All obligations under the 2024 Credit Facility are unconditionally guaranteed by certain direct and indirect wholly-owned subsidiaries of Herbalife Ltd. and secured on a senior secured basis by the equity interests of certain of Herbalife Ltd.'s subsidiaries and substantially all of the assets of the domestic loan parties. Interest is due at least quarterly on amounts outstanding under the 2024 Credit Facility.

The 2024 Term Loan B Facility was issued to the lenders at a 7.00% discount, or $28.0 million, and the Company incurred approximately $10.3 million of debt issuance costs in connection with the 2024 Credit Facility. The Company may prepay the 2024 Term Loan B at a 102% premium at any time on or before the first anniversary, 101% premium following the first anniversary and on or prior to the second anniversary, and, solely in connection with a repricing event, at a 101% premium after the second anniversary but on or prior to the third anniversary, and generally at no premium thereafter. The 2024 Term Loan B requires quarterly payments equal to 5.0% of the aggregate principal amount of the 2024 Term Loan B per annum, commencing in September 2024. In addition, pursuant to the terms of the 2024 Credit Facility, beginning in fiscal year 2025, the Company may be required to make mandatory prepayments towards the 2024 Term Loan B based on an annual excess cash flow calculation and consolidated leverage ratio as defined under the terms of the 2024 Credit Facility.

Proceeds from the 2024 Term Loan B together with the proceeds from the 2029 Secured Notes were used to repay indebtedness, including all borrowings outstanding under the 2018 Credit Facility, effectively terminating its $228.9 million outstanding principal balance on the 2018 Term Loan A, and repaying $584.3 million on the 2018 Term Loan B, $170.0 million on the 2018 Revolving Credit Facility, and a portion of the 2025 Notes described further below. For accounting purposes, pursuant to ASC 470, *Debt*, these transactions were accounted for as an extinguishment of the 2018 Credit Facility. As a result, the Company recognized $981.0 million as a reduction to long-term debt representing the carrying value of the 2018 Credit Facility repaid in full in the second quarter of 2024. The Company also recognized a loss on extinguishment of approximately $2.5 million, as a result, which was recorded in other expense, net within the Company's consolidated statement of income during the second quarter of 2024.

Borrowings utilizing SOFR under the 2024 Credit Facility use Adjusted Term SOFR. The applicable interest rates on the Company's borrowings under the 2024 Term Loan B, as amended, bear interest at either, the Adjusted Term SOFR plus a margin of 6.75%, or the base rate plus a margin of 5.75%. The 2024 Term Loan B Facility matures upon the earlier of (i) April 12, 2029, or (ii) March 16, 2028 if the outstanding principal on the 2028 Convertible Notes, as defined below, exceeds $100.0 million and the Company exceeds certain leverage ratios as of that date, or (iii) June 2, 2025 if the outstanding principal on the 2025 Notes, as defined below, exceeds $200.0 million on such date.

Effective after April 12, 2024, depending on the Company's total leverage ratio, borrowings under the 2024 Revolving Credit Facility bear interest at either the Adjusted Term SOFR plus a margin of between 5.50% and 6.50%, or the base rate plus a margin of between 4.50% and 5.50%. The Company pays a commitment fee on the 2024 Revolving Credit Facility of, depending on the Company's total leverage ratio, between 0.35% to 0.45% per annum on the undrawn portion of the 2024 Revolving Credit Facility. The 2024 Revolving Credit Facility matures upon the earlier of (i) April 12, 2028, (ii) December 16, 2027 if the outstanding principal on the 2028 Convertible Notes, as defined below, exceeds $100.0 million and the Company exceeds certain leverage ratios as of that date, or (iii) March 3, 2025 if the outstanding principal on the 2025 Notes, as defined below, exceeds $200.0 million on such date.

5. Long-Term Debt (cont.)

The 2024 Credit Facility contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limitations or prohibitions on declaring and paying dividends and other distributions, redeeming and repurchasing certain other indebtedness, making loans and investments, incurring additional indebtedness, granting liens, and effecting mergers, asset sales and transactions with affiliates. In addition, the 2024 Credit Facility contains customary events of default. The 2024 Revolving Credit Facility requires the Company to maintain a maximum total leverage ratio of 4.50:1.00 through December 31, 2024, stepping down to 4.25:1.00 on March 31, 2025 and 4.00:1.00 at September 30, 2025 and thereafter. The financial covenants also include a maximum first lien net leverage ratio of 2.50:1.00, a minimum fixed charge coverage ratio of 2.00:1.00, and a minimum liquidity of $200.0 million of revolver availability and accessible cash. As of December 31, 2024 and December 31, 2023, the Company was in compliance with its financial covenants under the 2024 Credit Facility and 2018 Credit Facility, respectively.

The Company is permitted to make voluntary prepayments, subject to the premiums as discussed above. These prepayments, if any, will be applied against remaining quarterly installments owed under the 2024 Term Loan B in order of maturity with the remaining principal due upon maturity, unless directed otherwise by the Company. Pursuant to the terms of the 2018 Credit Facility excess cash flow clause and based on the 2023 excess cash flow calculation and consolidated leverage ratio as of December 31, 2023, as described and defined under the terms of the 2018 Credit Facility, the Company made a $66.3 million mandatory prepayment towards the 2018 Term Loan B during the first quarter of 2024.

As of December 31, 2024, the weighted-average interest rate for borrowings under the 2024 Credit Facility was 10.35% and as of December 31, 2023 the weighted-average interest rate for borrowings under the 2018 Credit Facility was 7.62%.

During the year ended December 31, 2024, the Company borrowed an aggregate amount of $1,421.2 million, including $1,221.2 million under the 2024 Credit Facility, which included $821.2 million of borrowings under the 2024 Revolving Credit Facility, and $200.0 million under the 2018 Credit Facility, all of which was under the 2018 Revolving Credit Facility, and repaid a total amount of $1,917.9 million, including $831.2 million on amounts outstanding under the 2024 Credit Facility, which included $821.2 million of repayments on amounts outstanding under the 2024 Revolving Credit Facility, and $1,086.7 million on amounts outstanding under the 2018 Credit Facility, which included $200.0 million of repayments on amounts outstanding under the 2018 Revolving Credit Facility and a $66.3 million mandatory prepayment on amounts outstanding under the 2018 Term Loan B pursuant to the terms of the 2018 Credit Facility excess cash flow clause. During the year ended December 31, 2023, the Company borrowed an aggregate amount of $199.0 million under the 2018 Credit Facility, all of which was under the 2018 Revolving Credit Facility, and repaid a total amount of $288.0 million on amounts outstanding under the 2018 Credit Facility, which included $259.0 million of repayments on amounts outstanding under the 2018 Revolving Credit Facility. During the year ended December 31, 2022, the Company borrowed an aggregate amount of $564.0 million under the 2018 Credit Facility, all of which was under the 2018 Revolving Credit Facility, and repaid a total amount of $683.0 million on amounts outstanding under the 2018 Credit Facility, which includes $654.0 million of repayments on amounts outstanding under the 2018 Revolving Credit Facility. As of December 31, 2024 and December 31, 2023, the U.S. dollar amount outstanding under the 2024 Credit Facility was $390.0 million and 2018 Credit Facility was $886.7 million, respectively. Of the $390.0 million outstanding under the 2024 Credit Facility as of December 31, 2024, $390.0 million was outstanding under the 2024 Term Loan B. Of the $886.7 million outstanding under the 2018 Credit Facility as of December 31, 2023, $236.1 million was outstanding under the 2018 Term Loan A and $650.6 million was outstanding under the 2018 Term Loan B. There were no borrowings outstanding under the 2024 Revolving Credit Facility and 2018 Revolving Credit Facility as of December 31, 2024 and December 31, 2023, respectively. In addition, as of both December 31, 2024 and December 31, 2023, the Company had an issued but undrawn letter of credit against the 2024 Revolving Credit Facility and 2018 Revolving Credit Facility, respectively, of approximately $45 million which reduced the Company's remaining available borrowing capacity under the 2024 Revolving Credit Facility and 2018 Revolving

5. Long-Term Debt (cont.)

Credit Facility. As a result of the issued but undrawn letter of credit, as of December 31, 2024 and December 31, 2023, the remaining available borrowing capacity under the 2024 Revolving Credit Facility and 2018 Revolving Credit Facility, respectively, was approximately $355 million and approximately $285 million, respectively. There were no outstanding foreign currency borrowings under both the 2024 Credit Facility and 2018 Credit Facility as of December 31, 2024 and December 31, 2023, respectively.

During the year ended December 31, 2024, the Company recognized $68.4 million of interest expense relating to the 2024 Credit Facility and 2018 Credit Facility, which included $3.6 million relating to non-cash interest expense relating to the debt discount and $2.5 million relating to amortization of debt issuance costs. During the year ended December 31, 2023, the Company recognized $73.6 million of interest expense relating to the 2018 Credit Facility, which included $0.3 million relating to non-cash interest expense relating to the debt discount and $2.3 million relating to amortization of debt issuance costs. During the year ended December 31, 2022, the Company recognized $45.0 million of interest expense relating to the 2018 Credit Facility, which included $0.3 million relating to non-cash interest expense relating to the debt discount and $1.9 million relating to amortization of debt issuance costs.

The fair value of the outstanding borrowings under the 2024 Term Loan B and 2018 Term Loan B are determined by utilizing over-the-counter market quotes, which are considered Level 2 inputs as described in Note 13, *Fair Value Measurements*. As of December 31, 2024 and 2023, the carrying amount of the 2024 Term Loan B and 2018 Term Loan B, respectively, was $359.9 million and $648.2 million, respectively, and the fair value was approximately $387.3 million and $650.6 million, respectively. The fair value of the outstanding borrowings on the 2018 Term Loan A were determined by utilizing over-the-counter market quotes for similar instruments, which were considered Level 2 inputs as described in Note 13, *Fair Value Measurements*. As of December 31, 2023, the carrying value of the 2018 Term Loan A was $235.5 million, and the fair value was approximately $236.1 million.

Senior Secured Notes due 2029

In April 2024, the Company issued $800.0 million aggregate principal amount of senior secured notes, or the 2029 Secured Notes, in a private offering in the United States to persons reasonably believed to be qualified institutional buyers, pursuant to Rule 144A under the Securities Act of 1933, as amended, and outside the United States to non-US persons pursuant to Regulation S under the Securities Act of 1933, as amended. The 2029 Secured Notes are guaranteed on a senior secured basis by the Company and each of the Company's existing and future subsidiaries that is a guarantor of the obligations of any domestic borrower under the 2024 Credit Facility. The 2029 Secured Notes pay interest at a rate of 12.250% per annum payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2024. The 2029 Secured Notes mature on April 15, 2029.

At any time prior to April 15, 2026, the Company may redeem all or part of the 2029 Secured Notes at a redemption price equal to 100% of their principal amount, plus a "make whole" premium as of the redemption date and accrued and unpaid interest to the redemption date. In addition, at any time prior to April 15, 2026, the Company may redeem up to 40% of the aggregate principal amount of the 2029 Secured Notes with the proceeds of one or more equity offerings, at a redemption price equal to 112.250%, plus accrued and unpaid interest. Furthermore, at any time on or after April 15, 2026, the Company may redeem all or part of the 2029 Secured Notes at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

	Percentage
2026.	106.125%
2027.	103.063%
2028 and thereafter	100.000%

5. Long-Term Debt (cont.)

The 2029 Secured Notes contain customary negative covenants, including, among other things, limitations or prohibitions on restricted payments, incurrence of additional indebtedness, liens, mergers, asset sales and transactions with affiliates. In addition, the 2029 Secured Notes contain customary events of default.

The 2029 Secured Notes were sold at a 2.702% discount to par, or $21.6 million, and the Company incurred approximately $13.9 million of issuance cost in connection with the issuance of the 2029 Secured Notes. The total of $35.5 million which was recorded as a debt discount on the Company's consolidated balance sheet, is being amortized over the contractual term of the 2029 Secured Notes using the effective-interest method.

As of December 31, 2024, the outstanding principal on the 2029 Secured Notes was $800.0 million, the unamortized debt discount and debt issuance costs were $31.8 million, and the carrying amount was $768.2 million, which was recorded to long-term debt within the Company's consolidated balance sheet. The fair value of the 2029 Secured Notes was approximately $851.3 million as of December 31, 2024, and was determined by utilizing over-the-counter market quotes and yield curves, which are considered Level 2 inputs as defined in Note 13, *Fair Value Measurements*.

During the year ended December 31, 2024, the Company recognized $74.2 million of interest expense relating to the 2029 Secured Notes, which included $2.3 million relating to non-cash interest expense relating to the debt discount and $1.5 million relating to amortization of debt issuance costs.

Convertible Senior Notes due 2024

In March 2018, the Company issued $550.0 million aggregate principal amount of convertible senior notes, or the 2024 Convertible Notes, in a private offering to qualified institutional buyers, pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2024 Convertible Notes were senior unsecured obligations which ranked effectively subordinate to any of the Company's existing and future secured indebtedness, including amounts outstanding under the 2018 Credit Facility, to the extent of the value of the assets securing such indebtedness. The 2024 Convertible Notes paid interest at a rate of 2.625% per annum payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2018. Unless redeemed, repurchased or converted in accordance with their terms prior to such date, the 2024 Convertible Notes matured on March 15, 2024. On and after December 15, 2023, holders could convert their 2024 Convertible Notes at any time, regardless of the circumstances. In December 2021, the Company made an irrevocable election under the indenture governing the 2024 Convertible Notes to require the principal portion of the 2024 Convertible Notes to be settled in cash and any excess in shares or cash. Upon conversion, the 2024 Convertible Notes would have been settled in cash and, if applicable, the Company's common shares, based on the applicable conversion rate at such time. The 2024 Convertible Notes had an initial conversion rate of 16.0056 common shares per $1,000 principal amount of the 2024 Convertible Notes, or an initial conversion price of approximately $62.48 per common share. The conversion rate was subject to adjustment upon the occurrence of certain events and was 16.0467 common shares per $1,000 principal amount of the 2024 Convertible Notes, or a conversion price of approximately $62.32 per common share, as of March 15, 2024, prior to its maturity.

In March 2018, prior to the adoption of ASU 2020-06 as described further below, the $550.0 million aggregate principal amount of the 2024 Convertible Notes were initially allocated between long-term debt, or liability component, and additional paid-in capital, or equity component, within the Company's consolidated balance sheet at $410.1 million and $139.9 million, respectively. The liability component was measured using the nonconvertible debt interest rate. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the face value of the 2024 Convertible Notes as a whole. Since the Company was required to settle these 2024 Convertible Notes at face value at or prior to maturity, this liability component was being accreted up to its face value prior to the adoption of ASU 2020-06, resulting in additional non-cash interest expense being recognized within the Company's consolidated statements

5. Long-Term Debt (cont.)

of income while the 2024 Convertible Notes remained outstanding. Prior to the adoption of ASU 2020-06, the effective-interest rate on the 2024 Convertible Notes was approximately 8.4% per annum. The equity component was not to be remeasured as long as it continued to meet the conditions for equity classification.

The Company incurred approximately $12.9 million of issuance costs during the first quarter of 2018 relating to the issuance of the 2024 Convertible Notes. Of the $12.9 million issuance costs incurred, $9.6 million and $3.3 million were recorded as debt issuance costs and additional paid-in capital, respectively, in proportion to the allocation of the proceeds of the 2024 Convertible Notes prior to the adoption of ASU 2020-06. The $9.6 million of debt issuance costs, which was recorded as an additional debt discount on the Company's consolidated balance sheet, was amortized over the contractual term of the 2024 Convertible Notes using the effective-interest method.

The Company adopted ASU 2020-06 during the first quarter of 2022 using the modified retrospective method and recognized a cumulative-effect adjustment to the opening balance of accumulated deficit in the period of adoption. As a result of adopting ASU 2020-06, on January 1, 2022, the Company increased long-term debt by approximately $59.1 million, reduced paid-in capital in excess of par value by approximately $136.7 million, and decreased accumulated deficit by approximately $77.6 million within its consolidated balance sheet. In addition, the effective-interest on the 2024 Convertible Notes was approximately 3.1% per annum.

In December 2022, the Company issued $277.5 million aggregate principal amount of new convertible senior notes due 2028, or the 2028 Convertible Notes as described below, and subsequently used the proceeds, to repurchase $287.5 million of its existing 2024 Convertible Notes from a limited number of holders in privately negotiated transactions for an aggregate purchase price of $274.9 million, which included $1.7 million of accrued interest. For accounting purposes, pursuant to ASC 470, *Debt*, these transactions were accounted for as an extinguishment of 2024 Convertible Notes and an issuance of new 2028 Convertible Notes. As a result, the Company recognized $286.0 million as a reduction to long-term debt representing the carrying value of the repurchased 2024 Convertible Notes. The $12.8 million difference between the cash paid and carrying value of the repurchased 2024 Convertible Notes was recognized as a gain on the extinguishment of debt and is recorded in other (income) expense, net within the Company's consolidated statement of income during the fourth quarter of 2022. The accounting impact of the new 2028 Convertible Notes is described in further detail below.

In August 2023, the Company repurchased $65.5 million of its existing 2024 Convertible Notes through open market purchases for an aggregate purchase price of $65.1 million, which included $0.8 million of accrued interest. For accounting purposes, pursuant to ASC 470, *Debt*, these transactions were accounted for as an extinguishment of the 2024 Convertible Notes. As a result, the Company recognized $65.3 million as a reduction to current portion of long-term debt representing the carrying value of the repurchased 2024 Convertible Notes. The $1.0 million difference between the cash paid and carrying value of the repurchased 2024 Convertible Notes was recognized as a gain on the extinguishment of debt and is recorded in other income, net within the Company's consolidated statement of income during the third quarter of 2023.

On March 15, 2024, the 2024 Convertible Notes matured and the Company repaid the remaining $197.0 million outstanding principal in cash, as well as $2.6 million of accrued interest. As a result, the Company recognized $197.0 million as a reduction to current portion of long-term debt representing the carrying value of the repurchased 2024 Convertible Notes. As of December 31, 2023, the remaining outstanding principal on the 2024 Convertible Notes was $197.0 million, the unamortized debt issuance costs were $0.2 million, and the carrying amount was $196.8 million, which was recorded to current portion of long-term debt within the Company's consolidated balance sheet. The fair value of the 2024 Convertible Notes was approximately $196.2 million as of December 31, 2023, and was determined by utilizing over-the-counter market quotes, which are considered Level 2 inputs as defined in Note 13, *Fair Value Measurements*.

5. Long-Term Debt (cont.)

As a result of adopting ASU 2020-06 during the first quarter of 2022, as it relates to the 2024 Convertible Notes, the Company did not recognize non-cash interest expense relating to the debt discount. During the years ended December 31, 2024, 2023, and 2022, the Company recognized $1.2 million, $7.2 million, and $16.3 million, respectively, of interest expense relating to the 2024 Convertible Notes, which included $0.2 million, $1.0 million, and $2.1 million, respectively, relating to amortization of debt issuance costs.

Convertible Senior Notes due 2028

In December 2022, the Company issued $250.0 million aggregate principal amount of convertible senior notes in a private offering to qualified institutional buyers, pursuant to Rule 144A under the Securities Act of 1933, as amended. The Company granted an option to the initial purchasers to purchase up to an additional $37.5 million aggregate principal amount of 2028 Convertible Notes, of which $27.5 million was exercised during December 2022, resulting in a total issuance of $277.5 million aggregate principal amount of 2028 Convertible Notes. The 2028 Convertible Notes are senior unsecured obligations which rank effectively subordinate to any of the Company's existing and future secured indebtedness, including amounts outstanding under the 2024 Credit Facility, to the extent of the value of the assets securing such indebtedness. The 2028 Convertible Notes pay interest at a rate of 4.25% per annum payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2023. Unless redeemed, repurchased or converted in accordance with their terms prior to such date, the 2028 Convertible Notes mature on June 15, 2028. Holders of the 2028 Convertible Notes may convert their notes at their option under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending March 31, 2023, if the last reported sale price of the Company's common shares for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price for the 2028 Convertible Notes on each applicable trading day; (ii) during the five business-day period immediately after any five consecutive trading day period, or the measurement period, in which the trading price per $1,000 principal amount of 2028 Convertible Notes for each trading day of that measurement period was less than 98% of the product of the last reported sale price of the Company's common shares and the conversion rate for the 2028 Convertible Notes for each such day; (iii) if the Company calls the 2028 Convertible Notes for redemption; or (iv) upon the occurrence of specified corporate events. On and after March 15, 2028, holders may convert their 2028 Convertible Notes at any time, regardless of the foregoing circumstances. Upon conversion, the principal portion of the 2028 Convertible Notes will be settled in cash and to the extent the conversion value exceeds the principal amount, the Company may elect to settle in cash, or a combination of cash and common shares, based on the applicable conversion rate at such time. The 2028 Convertible Notes had an initial conversion rate of 58.8998 common shares per $1,000 principal amount of the 2028 Convertible Notes, or an initial conversion price of approximately $16.98 per common share. The conversion rate is subject to adjustment upon the occurrence of certain events.

The Company incurred approximately $8.5 million of issuance costs during the fourth quarter of 2022 relating to the issuance of the 2028 Convertible Notes. These were recorded as a debt discount on the Company's consolidated balance sheet and are being amortized over the contractual term of the 2028 Convertible Notes using the effective-interest method. The effective-interest rate on the 2028 Convertible Notes is approximately 4.9% per annum.

As of December 31, 2024, the outstanding principal on the 2028 Convertible Notes was $277.5 million, the unamortized debt issuance costs were $5.6 million, and the carrying amount was $271.9 million, which was recorded to long-term debt within the Company's consolidated balance sheet. As of December 31, 2023, the outstanding principal on the 2028 Convertible Notes was $277.5 million, the unamortized debt issuance costs were $7.0 million, and the carrying amount was $270.5 million, which was recorded to long-term debt within the Company's consolidated balance sheet. The fair value of the 2028 Convertible Notes was approximately $215.3 million and $320.9 million as of December 31, 2024 and 2023, respectively, and was determined by utilizing over-the-counter market quotes, which are considered Level 2 inputs as defined in Note 13, *Fair Value Measurements*.

5. Long-Term Debt (cont.)

During the years ended December 31, 2024, 2023, and 2022, the Company recognized $14.0 million, $13.2 million, and $0.8 million, respectively, of interest expense relating to the 2028 Convertible Notes, which included $1.5 million, $1.4 million, and $0.1 million, respectively, relating to non-cash interest expense relating to amortization of debt issuance costs.

Senior Notes due 2025

In May 2020, the Company issued $600.0 million aggregate principal amount of senior notes, or the 2025 Notes, in a private offering in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended. The 2025 Notes are senior unsecured obligations which rank effectively subordinate to any of the Company's existing and future secured indebtedness, including amounts outstanding under the 2024 Credit Facility, to the extent of the value of the assets securing such indebtedness. The 2025 Notes pay interest at a rate of 7.875% per annum payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2021. The 2025 Notes mature on September 1, 2025.

The Company may redeem all or part of the 2025 Notes at 100.0% of principal amount, plus accrued and unpaid interest thereon to the redemption date.

The 2025 Notes contain customary negative covenants, including, among other things, limitations or prohibitions on restricted payments, incurrence of additional indebtedness, liens, mergers, asset sales and transactions with affiliates. In addition, the 2025 Notes contain customary events of default.

The Company incurred approximately $7.9 million of issuance costs during the second quarter of 2020 relating to the issuance of the 2025 Notes. The $7.9 million of debt issuance costs, which was recorded as a debt discount on the Company's consolidated balance sheet, are being amortized over the contractual term of the 2025 Notes using the effective-interest method.

In April 2024, the Company redeemed $300.0 million of the 2025 Notes for an aggregate purchase price of $309.1 million, which included $3.2 million of accrued interest. For accounting purposes, pursuant to ASC 470, *Debt*, this transaction was accounted for as an extinguishment of the portion of the 2025 Notes redeemed. As a result, the Company recognized $298.8 million as a reduction to long-term debt representing the carrying value of the redeemed 2025 Notes. The $7.1 million difference between the cash paid and carrying value of the redeemed 2025 Notes was recognized as a loss on the extinguishment of debt and was recorded in other expense, net within the Company's consolidated statement of income during the second quarter of 2024. Separately, in April 2024, the Company also repurchased $37.7 million of the 2025 Notes in a private transaction for an aggregate purchase price of $38.9 million, which included $0.5 million of accrued interest and, for accounting purposes, pursuant to ASC 470, *Debt*, this repurchase transaction was accounted for as an extinguishment of the portion of the 2025 Notes repurchased. As a result, the Company recognized $37.5 million as a reduction to long-term debt representing the carrying value of the repurchased 2025 Notes. The $0.9 million difference between the cash paid and carrying value of the repurchased 2025 Notes was recognized as a loss on the extinguishment of debt and was recorded in other expense, net within the Company's consolidated statement of income during the second quarter of 2024.

As of December 31, 2024, the outstanding principal on the 2025 Notes was $262.3 million, the unamortized debt issuance costs were $0.5 million, and the carrying amount was $261.8 million, which was recorded to current portion of long-term debt within the Company's consolidated balance sheet. As of December 31, 2023, the outstanding principal on the 2025 Notes was $600.0 million, the unamortized debt issuance costs were $2.9 million, and the carrying amount was $597.1 million, which was recorded to long-term debt within the Company's consolidated balance sheet. The fair value of the 2025 Notes was approximately $263.0 million and $596.8 million as of December 31, 2024 and 2023, respectively, and was determined by utilizing over-the-counter market quotes and yield curves, which are considered Level 2 inputs as defined in Note 13, *Fair Value Measurements*.

5. Long-Term Debt (cont.)

During the years ended December 31, 2024, 2023 and 2022, the Company recognized $29.7 million, $48.8 million and $48.7 million, respectively, of interest expense relating to the 2025 Notes, which included $1.0 million, $1.5 million and $1.4 million, respectively, relating to amortization of debt issuance costs.

Senior Notes due 2029

In May 2021, the Company issued $600.0 million aggregate principal amount of senior notes, or the 2029 Notes, in a private offering in the United States to qualified institutional buyers, pursuant to Rule 144A under the Securities Act of 1933, as amended, and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended. The 2029 Notes are senior unsecured obligations which rank effectively subordinate to any of the Company's existing and future secured indebtedness, including amounts outstanding under the 2024 Credit Facility, to the extent of the value of the assets securing such indebtedness. The 2029 Notes pay interest at a rate of 4.875% per annum payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2021. The 2029 Notes mature on June 1, 2029.

The Company may redeem all or part of the 2029 Notes at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

	Percentage
2024.	102.438%
2025.	101.219%
2026 and thereafter	100.000%

The 2029 Notes contain customary negative covenants, including, among other things, limitations or prohibitions on restricted payments, incurrence of additional indebtedness, liens, mergers, asset sales and transactions with affiliates. In addition, the 2029 Notes contain customary events of default.

The Company incurred approximately $7.7 million of issuance costs during the second quarter of 2021 relating to the issuance of the 2029 Notes. The $7.7 million of debt issuance costs, which was recorded as a debt discount on the Company's consolidated balance sheet, are being amortized over the contractual term of the 2029 Notes using the effective-interest method.

As of December 31, 2024, the outstanding principal on the 2029 Notes was $600.0 million, the unamortized debt issuance costs were $4.6 million, and the carrying amount was $595.4 million, which was recorded to long-term debt within the Company's consolidated balance sheet. As of December 31, 2023, the outstanding principal on the 2029 Notes was $600.0 million, the unamortized debt issuance costs were $5.5 million, and the carrying amount was $594.5 million, which was recorded to long-term debt within the Company's consolidated balance sheet. The fair value of the 2029 Notes was approximately $421.5 million and $471.6 million as of December 31, 2024 and 2023 respectively, and was determined by utilizing over-the-counter market quotes and yield curves, which are considered Level 2 inputs as defined in Note 13, *Fair Value Measurements*.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized $30.2 million, $30.1 million, and $30.1 million, respectively, of interest expense relating to the 2029 Notes, which included $0.9 million, $0.9 million, and $0.8 million, respectively relating to amortization of debt issuance costs.

Total Debt

The Company's total interest expense was $218.3 million, $165.9 million, and $139.3 million, for the years ended December 31, 2024, 2023, and 2022, respectively, which was recognized within its consolidated statements of income.

5. Long-Term Debt (cont.)

As of December 31, 2024, annual scheduled principal payments of debt were as follows:

	Principal Payments
	(in millions)
2025	$ 284.0
2026	20.6
2027	20.5
2028	297.6
2029	1,710.0
Thereafter	—
Total	$ 2,332.7

Certain vendors and government agencies may require letters of credit or similar guaranteeing arrangements to be issued or executed. As of December 31, 2024, the Company had approximately $131.5 million of issued but undrawn letters of credit or similar arrangements, which includes approximately $45 million of an undrawn letter of credit against the 2024 Revolving Credit Facility, as discussed above, and approximately $65 million of surety bonds, both related to the Company's tax assessments in Brazil as described further in Note 7, *Contingencies*. In November 2024, related to the Brazil tax assessments, the Company also obtained an issued but undrawn letter of credit of approximately $15 million that was collateralized with the Company's cash for the full amount which did not impact the available borrowing capacity under the 2024 Revolving Credit Facility.

6. Employee Compensation Plans

In the United States, the Company maintains a profit sharing plan pursuant to Sections 401 (k) of the Internal Revenue Code of 1986, as amended, or the Code. The plan is available to substantially all employees who meet the length of service requirements. The Company's contribution expense relating to this profit sharing plan was $9.2 million, $8.2 million, and $7.9 million during the years ended December 31, 2024, 2023, and 2022, respectively.

The Company has employees in international countries that are covered by various deferred compensation plans. These plans are administered based upon the legal requirements in the countries in which they are established. The Company's compensation expenses relating to these plans were $8.2 million, $9.8 million, and $9.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

In the United States, the Company has non-qualified deferred compensation plans for select groups of management: the Herbalife Management Deferred Compensation Plan and the Herbalife Senior Executive Deferred Compensation Plan. The matching contribution was 3.5% of a participant's annual base salary in excess of the Qualified Plan annual compensation limit and the amount by which deferrals reduce 401(k)-eligible pay below the IRS limit.

Each participant in either of the non-qualified deferred compensation plans discussed above has, at all times, a fully vested and non-forfeitable interest in each year's contribution, including interest credited thereto, and in any Company matching contributions, if applicable. In connection with a participant's election to defer an annual deferral amount, the participant may also elect to receive a short-term payout, equal to the annual deferral amount plus interest. Such amount is payable in five or more years from the first day of the year in which the annual deferral amount is actually deferred.

The total for the two non-qualified deferred compensation plans, excluding participant contributions, was an expense of $7.2 million, an expense of $8.7 million, and a benefit of $12.9 million for the years ended December 31, 2024, 2023, and 2022 respectively. The total long-term deferred compensation liability under the two deferred compensation plans was $67.3 million and $65.2 million as of December 31, 2024 and 2023, respectively, and is included in other non-current liabilities within the Company's consolidated balance sheets.

6. Employee Compensation Plans (cont.)

The deferred compensation plans are unfunded and their benefits are paid from the general assets of the Company, except that the Company has contributed to a "rabbi trust" whose assets will be used to pay the benefits if the Company remains solvent, but can be reached by the Company's creditors if the Company becomes insolvent. The value of the assets in the "rabbi trust" was $47.5 million and $43.9 million as of December 31, 2024 and 2023, respectively, and is included in other assets within the Company's consolidated balance sheets.

7. Contingencies

The Company is from time to time engaged in routine litigation. The Company regularly reviews all pending litigation matters in which it is involved and establishes reserves deemed appropriate by management for these litigation matters when a probable loss estimate can be made.

The matters described in this Note may take several years to resolve. While the Company believes it has meritorious defenses, it cannot be sure of their ultimate resolution. Although the Company may reserve amounts for certain matters that the Company believes represent the most likely outcome of the resolution of these related disputes, if the Company is incorrect in its assessment, the Company may have to record additional expenses, when it becomes probable that an increased potential liability is warranted.

Tax Matters

The Mexican Tax Administration Service has delayed processing value-added tax, or VAT, refunds for companies operating in Mexico and the Company believes that the process for its Mexico subsidiary to receive VAT refunds may be delayed. As of December 31, 2024, the Company had $17.4 million of Mexico VAT-related assets, of which $6.8 million was recognized in prepaid expenses and other current assets and $10.6 million was recognized in other assets within its consolidated balance sheet. This amount relates to VAT payments made over various periods and the Company believes these amounts are recoverable by refund or they may be applied against certain future tax liabilities. Effective January 1, 2019, a tax reform law changed the rules concerning possible use of VAT assets, specifically providing that, for VAT balances generated after December 31, 2018, those balances could not be offset against taxes other than VAT obligations currently due. The Company has not recognized any losses related to these VAT-related assets as the Company does not believe a loss is probable.

In addition, the Mexican Tax Administration Service audited the Company's various tax filings for the 2019 year. During July 2024, the Company received a tax assessment for its 2019 tax year of approximately $21.3 million, translated at the December 31, 2024 spot rate, relating to the VAT rate that was primarily applicable to certain of the Company's products that were previously imported into Mexico. The Company filed a formal administrative appeal process in September 2024. The Company believes that it has meritorious defenses. The Company has not recognized a loss as the Company does not believe a loss is probable.

The Company has received tax assessments for multiple years from the Federal Revenue Office of Brazil related to withholding/contributions based on payments to the Company's Members. In February 2022, the Company received a mixed verdict related to the 2004 tax assessment which reduced the exposure to the Company. The aggregate combined amount of all these assessments is equivalent to approximately $14.0 million, translated at the December 31, 2024 spot rate. The Company is currently litigating these assessments and has provided a surety bond for certain of these amounts. The Company has not accrued a loss for the majority of the assessments because the Company does not believe a loss is probable. The Company is currently unable to reasonably estimate the amount of the loss that may result from an unfavorable outcome if additional assessments for other periods were to be issued.

The Company is under examination in several Brazilian states related to ICMS and ICMS-ST taxation. Some of these examinations have resulted in assessments for underpaid tax that the Company has appealed. The State of São Paulo has audited the Company for the 2013 and 2014 tax years. During July 2016 and August 2017, for the

7. Contingencies (cont.)

State of São Paulo, the Company received assessments in the aggregate amount of approximately $25.9 million and approximately $9.6 million, respectively, translated at the December 31, 2024 spot rate, relating to various ICMS issues for its 2013 and 2014 tax years, respectively. The Company appealed both of these assessments. The Company received an unfavorable decision at the Third Level Administrative Court on the 2013 tax year case and in November 2023, the Company provided a surety bond to the Court and an undrawn letter of credit to the surety bond issuer, each for approximately $45 million, in order to litigate the case at the Judicial level. During August 2024, the Company received an unfavorable decision at the Third Level Administrative Court on the 2014 tax year case, and subsequently, the Company provided a surety bond to the Court for approximately $20 million and an undrawn letter of credit to the surety bond issuer for approximately $15 million in order to litigate the case at the Judicial level. The Company is continuing to litigate both of these assessments. Separately, the State of São Paulo is auditing the Company for the 2017 to 2023 tax years, and during December 2023, March 2024, June 2024, and August 2024, the Company received assessments in the aggregate amount of approximately $37.2 million, approximately $23.5 million, approximately $14.2 million, and approximately $10.3 million, respectively, translated at the December 31, 2024 spot rate, relating to various ICMS issues for its 2018, 2019, 2020, and 2021 tax years, respectively. The 2018 through 2021 tax year cases are all under Administrative appeal and the Company has received favorable verdicts for all these tax year cases at the First Level Administrative Court. The Company expects the Tax Authority to appeal these decisions at the First Level Administrative Court. Litigation in all these cases is currently ongoing. The Company has not recognized a loss relating to any of these cases, assessments, and matters as the Company does not believe a loss is probable.

During September 2018, for the State of Rio de Janeiro in Brazil, the Company received an assessment in the aggregate amount of approximately $5.7 million, translated at the December 31, 2024 spot rate, relating to various ICMS-ST issues for its 2016 and 2017 tax years. The Company is appealing this assessment and the case is at the First Level Judicial Court. The Company has also received other ICMS tax assessments in Brazil. During the fourth quarter of 2015, the Company filed appeals with state judicial courts against three of the assessments. The Company had provided surety bonds in the aggregate amount of $10.2 million, translated at the December 31, 2024 spot rate, to guarantee payment of some of the tax assessments as required while the Company pursues the appeals. In addition, the Company has received several ICMS tax assessments in the aggregate amount of $2.3 million, translated at the December 31, 2024 spot rate, from several other Brazilian states where surety bonds have not been issued. Litigation in all these cases is currently ongoing. The Company has not recognized a loss relating to any of these cases, assessments, and matters as the Company does not believe a loss is probable.

The Company has received various tax assessments in multiple jurisdictions in India for multiple years from the Indian VAT and Service Tax authorities in an amount equivalent to approximately $12.0 million, translated at the December 31, 2024 spot rate. These assessments are for underpaid VAT and the ability to claim input Service Tax credits. The Company is litigating these cases at the tax administrative level and the tax tribunal levels as it believes it has meritorious defenses. The Company has not recognized a loss as it does not believe a loss is probable. In addition, the Indian income tax authorities audited the Company's fiscal years ended March 31, 2017, 2018, 2020, 2021, and 2022 and the Company has received assessments for tax and interest of approximately $17.0 million, $16.5 million, $21.6 million, $19.1 million, and $26.9 million for those respective years, translated at the December 31, 2024 spot rate. These assessments are subject to interest and penalty adjustments. For the assessments related to fiscal years March 31, 2017 and March 31, 2018, the Company received a favorable verdict at the Tax Tribunal level; however, the government has appealed these verdicts to the High Court. The Company intends to litigate these cases for fiscal years ended March 31, 2017, 2018, 2020, 2021, and 2022. The Company currently believes that it is more likely than not that it will be successful in supporting its positions relating to these assessments. Accordingly, the Company has not accrued any amounts relating to these matters. In addition, the Indian income tax authorities are auditing multiple years and it is uncertain whether additional assessments will be received.

7. Contingencies (cont.)

Other Matters

As a marketer of foods, dietary and nutritional supplements, and other products that are ingested by consumers or applied to their bodies, the Company has been and is currently subjected to various product liability claims. The effects of these claims to date have not been material to the Company. The Company currently maintains product liability insurance with an annual deductible of $12.5 million.

On January 17, 2022, the Company filed a lawsuit, titled *Herbalife International of America, Inc. vs. Eastern Computer Exchange, Inc.*, against a former technology services vendor in the U.S. District Court for the Central District of California. The Company alleges claims of breach of contract, breach of fiduciary duty, fraudulent concealment, conversion, and declaratory relief related to the defendant's request for payment for technology services and products that the company never authorized. The defendant asserted numerous counterclaims against the Company. On December 28, 2022, the Court partially granted a motion to dismiss counterclaims, leaving only breach of contract, promissory estoppel, and declaratory relief counterclaims. Summary judgment motions were filed, and the Court denied the defendant's motion for summary judgment and partially granted the Company's motion for summary judgment on March 18, 2024. The Company will vigorously defend itself while pursuing relief for its own claims. The current trial date for the action is April 8, 2025. The Company is currently unable to reasonably estimate the amount of the loss that may result from an unfavorable outcome and does not believe a loss is probable.

On October 31, 2024, the Company and certain of its executive officers were named as defendants in a purported class action lawsuit filed in the Los Angeles County Superior Court, titled *Sarah DeSimone v. Herbalife Ltd. et al*. The complaint alleges violations of the California Labor Code, including misclassification of distributors as independent contractors, and states that plaintiff intends to assert claims under the California Private Attorneys General Act. The plaintiff seeks damages in an unspecified amount. The Company will vigorously defend itself against the claims in the lawsuit. The Company is currently unable to reasonably estimate the amount of the loss that may result from an unfavorable outcome and does not believe a loss is probable.

8. Shareholders' Deficit

The Company had 101.2 million, 99.2 million, and 97.9 million common shares outstanding as of December 31, 2024, 2023, and 2022, respectively. In December 2004, the Company authorized 7.5 million preference shares at $0.002 par value. The 7.5 million authorized preference shares remained unissued as of December 31, 2024. Preference shares may be issued from time to time in one or more series, each of such series to have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions as determined by the Company's board of directors.

Dividends

The Company has not declared or paid cash dividends since 2014. The declaration of future dividends is subject to the discretion of the Company's board of directors and will depend upon various factors, including its earnings, financial condition, Herbalife Ltd.'s available distributable reserves under Cayman Islands law, restrictions imposed by the 2024 Credit Facility and the terms of any other indebtedness that may be outstanding, cash requirements, future prospects and other factors deemed relevant by its board of directors.

8. Shareholders' Deficit (cont.)

Share Repurchases

On February 9, 2021, the Company's board of directors authorized a three-year $1.5 billion share repurchase program which had approximately $985.5 million of remaining authorized capacity prior to the share repurchase program expiring on February 9, 2024. This share repurchase program allowed the Company, which included an indirect wholly-owned subsidiary of Herbalife Ltd., to repurchase the Company's common shares at such times and prices as determined by management, as market conditions warranted, and to the extent Herbalife Ltd.'s distributable reserves were available under Cayman Islands law. The 2024 Credit Facility permits the Company to repurchase its common shares as long as no default or event of default exists and other conditions, such as specified consolidated leverage ratios, are met.

During the years ended December 31, 2024 and 2023, the Company did not repurchase any of its common shares through open-market purchases. During the year ended December 31, 2022, the Company repurchased approximately 3.7 million of its common shares through open-market purchases at an aggregate cost of approximately $131.8 million, or an average cost of $35.73 per share, and subsequently retired these shares.

The number of shares issued upon vesting or exercise for certain restricted stock units and SARs granted pursuant to the Company's share-based compensation plans is net of the statutory withholding requirements that the Company pays on behalf of its employees. Although shares withheld are not issued, they are treated as common share repurchases in the Company's consolidated financial statements, as they reduce the number of shares that would have been issued upon vesting. These shares do not count against the authorized capacity under the Company's share repurchase program described above. During the years ended December 31, 2024, 2023, and 2022, the Company withheld shares on its vested restricted stock units and exercised SARs relating to its share-based compensation plans.

The Company reflects the aggregate purchase price of its common shares repurchased as an increase to shareholders' deficit. The Company generally allocates the purchase price of the repurchased shares to accumulated deficit, common shares, and additional paid-in capital, with the exception of treasury shares, which were recorded separately on the Company's consolidated balance sheets.

For the years ended December 31, 2024, 2023, and 2022, the Company's share repurchases, inclusive of transaction costs, were zero, zero, and $131.8 million, respectively, under the Company's share repurchase programs, and $8.3 million, $11.0 million, and $14.9 million, respectively, due to shares withheld for tax purposes related to the Company's share-based compensation plans. For the years ended December 31, 2024, 2023, and 2022, the Company's total share repurchases, including shares withheld for tax purposes, were $8.3 million, $11.0 million, and $146.7 million, respectively, and have been recorded as an increase to shareholders' deficit within the Company's consolidated balance sheets.

8. Shareholders' Deficit (cont.)

Accumulated Other Comprehensive Loss

The following table summarizes changes in accumulated other comprehensive loss by component during the years ended December 31, 2024, 2023, and 2022:

	Changes in Accumulated Other Comprehensive Loss by Component		
	Foreign Currency Translation Adjustments	Unrealized (Loss) Gain on Derivatives	Total
		(in millions)	
Balance as of December 31, 2021	$ (211.6)	$ (0.2)	$ (211.8)
Other comprehensive loss before reclassifications, net of tax	(36.6)	(4.8)	(41.4)
Amounts reclassified from accumulated other comprehensive loss to income, net of tax(1)	—	3.0	3.0
Total other comprehensive loss, net of reclassifications	(36.6)	(1.8)	(38.4)
Balance as of December 31, 2022	(248.2)	(2.0)	(250.2)
Other comprehensive income (loss) before reclassifications, net of tax	17.6	(7.7)	9.9
Amounts reclassified from accumulated other comprehensive loss to income, net of tax(1)	—	8.3	8.3
Total other comprehensive income, net of reclassifications	17.6	0.6	18.2
Balance as of December 31, 2023	(230.6)	(1.4)	(232.0)
Other comprehensive (loss) income before reclassifications, net of tax	(51.7)	13.0	(38.7)
Amounts reclassified from accumulated other comprehensive loss to income, net of tax(1)	—	(0.7)	(0.7)
Total other comprehensive (loss) income, net of reclassifications	(51.7)	12.3	(39.4)
Balance as of December 31, 2024	$ (282.3)	$ 10.9	$ (271.4)

(1) See Note 2, *Basis of Presentation*, and Note 11, *Derivative Instruments and Hedging Activities*, for information regarding the location within the consolidated statements of income of gains (losses) reclassified from accumulated other comprehensive loss to income during the years ended December 31, 2024, 2023, and 2022.

Other comprehensive income (loss) before reclassifications was net of tax benefit of $4.3 million for foreign currency translation adjustments for the year ended December 31, 2024.

Other comprehensive income (loss) before reclassifications was net of tax expense of $1.3 million for foreign currency translation adjustments for the year ended December 31, 2023. Amounts reclassified from accumulated other comprehensive loss to income was net of tax benefit of $0.2 million for unrealized gain (loss) on derivatives for the year ended December 31, 2023.

Other comprehensive income (loss) before reclassifications was net of tax expense of $1.1 million for foreign currency translation adjustments for the year ended December 31, 2022.

9. Share-Based Compensation

The Company has the following share-based compensation plans: the Amended and Restated Herbalife Ltd. 2005 Stock Incentive Plan, or the 2005 Stock Incentive Plan, the Amended and Restated Herbalife Ltd. 2014 Stock Incentive Plan, or the 2014 Stock Incentive Plan, and the Amended and Restated 2023 Stock incentive Plan, or the 2023 Stock Incentive Plan. The 2014 Stock Incentive Plan replaced the 2005 Stock Incentive Plan and after the adoption thereof, no additional awards were made under the 2005 Stock Incentive Plan. The terms of the 2014 Stock Incentive Plan are substantially similar to the terms of the 2005 Stock Incentive Plan. The 2014 Stock Incentive Plan authorizes the issuance of 24.8 million common shares pursuant to awards granted under the plan, plus any shares that remained available for issuance under the 2005 Stock Incentive Plan as of April 29, 2014. The 2023 Stock Incentive Plan replaced the 2014 Stock Incentive Plan and after the adoption thereof, no additional awards were made under the 2014 Stock Incentive Plan. The terms of the 2023 Stock Incentive Plan are substantially similar to the terms of the 2014 Stock Incentive Plan. The 2023 Stock Incentive Plan authorizes the issuance of 24.2 million common shares pursuant to awards granted under the plan, plus any shares that remained available for issuance under the 2014 Stock Incentive Plan as of April 26, 2023. As of December 31, 2024, an aggregate of approximately 8.3 million common shares remain available for future issuance under the 2023 Stock Incentive Plan.

The Company's share-based compensation plans generally provide for grants of stock options, SARs, and stock unit awards, which are collectively referred to herein as awards. Certain SARs generally vest annually over a three-year period. The contractual term of stock options and SARs is generally ten years. Certain stock unit awards under the 2023 Stock Incentive Plan and 2014 Stock Incentive Plan vest annually over a three-year period. Certain stock unit awards subject to service and performance conditions vest after the passage of a performance period as determined by the compensation committee of the Company's board of directors. Stock unit awards granted to directors generally vest over a one-year period.

Awards can be subject to the following: market and service conditions, or market condition awards; performance and service conditions, or performance condition awards; market, service and performance conditions, or market and performance condition awards; or be subject only to continued service with the Company, or service condition awards. All awards granted by the Company are market condition awards, performance condition awards, or service condition awards. Unless otherwise determined at the time of grant, upon vesting, each stock unit award represents the right to receive one common share. For stock unit awards, the Company issues new shares, net of shares withheld for tax purposes, when vested. For SARs, the Company issues new shares based on the intrinsic value when exercised, net of shares withheld for tax purposes. The Company's stock compensation awards outstanding as of December 31, 2024 included SARs and stock unit awards.

During the year ended December 31, 2024, the Company granted SARs with performance conditions to a consultant where tranches could vest during the first quarter of 2025, 2026, or 2027 subject to certain North America and Global volume points performance targets being achieved by the Company. The fair value of these SARs was determined on the date of grant using the Black-Scholes-Merton option pricing model. The compensation expense for these grants is recognized over the vesting term using the graded vesting method. The Company did not grant any SARs with performance conditions during the years ended December 31, 2023, and 2022.

During the years ended December 31, 2024 and 2023, the Company granted SARs with service conditions to certain employees, which generally vest annually over a two-year and three-year period, respectively. During the year ended December 31, 2022, the Company granted SARs with service condition to its Chairman and Chief Executive Officer which vest over a two-year period. The fair value of these SARs was determined on the date of grant using the Black-Scholes-Merton option pricing model. The compensation expense for these grants is recognized over the vesting term using the straight-line method.

During the years ended December 31, 2024 and 2023, the Company did not grant any performance stock unit awards. During the year ended December 31, 2022, the Company granted performance stock unit awards to certain executives, which vest on December 31, 2024, subject to their continued employment through that date

9. Share-Based Compensation (cont.)

and the achievement of certain performance conditions. Generally, performance conditions include targets for local currency net sales, adjusted earnings before interest and taxes, and/or adjusted earnings per share. These performance stock unit awards can vest at between 0% and 200% of the target award based on the achievement of the performance conditions. Since these awards all vest at the end of the second year, the compensation expense for these grants is recognized over the vesting term using the straight-line method.

During the years ended December 31, 2024, 2023, and 2022, the Company granted stock unit awards with service conditions to directors and certain employees, which generally vest annually over a one-year and three-year period, respectively.

Share-based compensation expense is included in selling, general, and administrative expenses within the Company's consolidated statements of income. The Company's policy is to estimate the number of forfeitures expected to occur. Share-based compensation expense relating to service condition awards amounted to $49.9 million, $49.5 million, and $44.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. Share-based compensation expense (benefit) relating to performance condition awards amounted to $0.1 million, $(1.5) million, and $(0.1) million for the years ended December 31, 2024, 2023, and 2022, respectively. The related income tax benefits recognized in earnings for all awards amounted to $7.9 million, $11.2 million, and $10.4 million for the years ended December 31, 2024, 2023, and 2022, respectively. Tax deficiencies on share-based compensation arrangements totaled $6.5 million, $5.2 million, and $0.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

As of December 31, 2024, the total unrecognized compensation cost related to non-vested service condition stock awards was $58.7 million and the related weighted-average period over which it is expected to be recognized is approximately 1.6 years. As of December 31, 2024, the total unrecognized compensation cost related to non-vested performance condition awards was zero.

Stock unit awards are valued at the market value on the date of grant. The fair value of service condition SARs and performance condition SARs are estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The Company calculates the expected term of its SARs based on historical data. All groups of employees have been determined to have similar historical exercise patterns for valuation purposes. The expected volatility of the SARs is based upon the historical volatility of the Company's common shares and is also validated against the volatility rates of a peer group of companies. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the SARs. The expected dividend yield assumption is based on the Company's historical and expected amount of dividend payouts.

The following table summarizes the weighted-average assumptions used in the calculation of the fair value for service condition SARs awards granted during the years ended December 31, 2024 and 2023:

	SARs	
	December 31,	
	2024	2023
Expected Volatility	53.5%	48.4%
Dividend Yield	0.0%	0.0%
Expected Term	5.0 years	5.5 years
Risk-Free Interest Rate	4.3%	3.7%

9. Share-Based Compensation (cont.)

The following table summarizes the weighted-average assumptions used in the calculation of the fair value for performance condition SARs awards granted during the year ended December 31, 2024:

	SARs
	December 31, 2024
Expected Volatility	47.2%
Dividend Yield	0.0%
Expected Term.	7.0 years
Risk-Free Interest Rate	4.3%

The following table summarizes the activities for all SARs under the Company's share-based compensation plans for the year ended December 31, 2024:

	Number of Awards		Weighted-Average Exercise Price Per Award		Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value[1]	
	(in thousands)					(in millions)	
Outstanding as of December 31, 2023[2] . . .	4,340	$	19.85		6.4 years	$	2.4
Granted[3].	7,364	$	8.60				
Forfeited/expired[4]	(702)	$	22.97				
Outstanding as of December 31, 2024[2] . . .	11,002	$	12.12		7.1 years	$	—
Exercisable as of December 31, 2024[5] . . .	2,676	$	20.39		4.9 years	$	—
Vested and expected to vest as of December 31, 2024[6]	7,367	$	14.04		7.6 years	$	—

(1) The intrinsic value is the amount by which the current market value of the underlying stock exceeds the exercise price of the stock awards.
(2) Includes 4.0 million and 0.6 million performance condition SARs as of December 31, 2024 and 2023, respectively.
(3) Includes 3.4 million performance condition SARs granted to a consultant.
(4) Includes 0.1 million performance condition SARs.
(5) Includes 0.6 million performance condition SARs.
(6) Includes 0.6 million performance condition SARs.

The weighted-average grant date fair value of service condition SARs granted during the years ended December 31, 2024, 2023, and 2022 was $4.61, $7.83, and $6.38, respectively. There were no service condition SARs exercised during the year ended December 31, 2024. The total intrinsic value of service condition SARs exercised during the years ended December 31, 2023 and 2022 was less than $0.1 million and $0.4 million, respectively. The weighted-average grant date fair value of performance condition SARs granted during the years ended December 31, 2024 was $4.41. There were no performance SARs granted during the years ended December 31, 2023 and 2022. There were no performance condition SARs exercised during the years ended December 31, 2024, and 2023. The total intrinsic value of performance condition SARs exercised during the year ended December 31, 2022 was $0.1 million.

9. Share-Based Compensation (cont.)

The following table summarizes the activities for all stock units under the Company's share-based compensation plans for the year ended December 31, 2024:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	
	(in thousands)		
Outstanding and nonvested as of December 31, 2023[1]	6,118	$	20.76
Granted	5,445	$	9.41
Vested	(2,626)	$	21.35
Forfeited[2]	(2,648)	$	16.32
Outstanding and nonvested as of December 31, 2024[1]	6,289	$	12.56
Expected to vest as of December 31, 2024	6,112	$	12.58

(1) Includes zero and 307,116 performance based stock unit awards as of December 31, 2024 and 2023, respectively, which represents the maximum amount that can vest.

(2) Includes 307,116 performance-based stock unit awards.

The total vesting date fair value of stock units which vested during the years ended December 31, 2024, 2023, and 2022 was $22.6 million, $27.2 million, and $38.0 million, respectively.

Employee Stock Purchase Plan

During 2007, the Company adopted a qualified employee stock purchase plan, or ESPP, which was implemented during the first quarter of 2008. In connection with the adoption of the ESPP, the Company has reserved for issuance a total of 4.0 million common shares. As of December 31, 2024, approximately 2.4 million common shares remain available for future issuance. Under the terms of the ESPP, rights to purchase common shares may be granted to eligible qualified employees subject to certain restrictions. The ESPP enables the Company's eligible employees, through payroll withholdings, to purchase a limited number of common shares at 85% of the fair market value of a common share at the purchase date. Purchases are made on a quarterly basis.

10. Segment Information

The Company is a nutrition company that sells a wide range of weight management; targeted nutrition; energy, sports, and fitness; and outer nutrition products. The Company's products are manufactured by the Company in its Changsha, Hunan, China extraction facility; Suzhou, China facility; Nanjing, China facility; Lake Forest, California facility; and Winston-Salem, North Carolina facility, as well as by third-party providers, and then are sold to Members who consume and sell Herbalife products to retail consumers or other Members. Revenues reflect sales of products by the Company to its Members and are categorized based on geographic location.

As of December 31, 2024, the Company sold products in 95 markets throughout the world and was organized and managed by five geographic regions: North America, Latin America, EMEA, Asia Pacific, and China. The Company defines its operating segments as those geographical operations. The Company aggregates its operating segments, excluding China, into a reporting segment, or the Primary Reporting Segment, as management believes that the Company's operating segments have similar operating characteristics and similar long-term operating performance. In making this determination, management believes that the operating segments are similar in the nature of the products sold, the product acquisition process, the types of customers to whom products are sold, the methods used to distribute the products, the nature of the regulatory environment, and their economic characteristics. China has been identified as a separate reporting segment as it does not meet the criteria for aggregation. The Company determined the Chief Operating Decision Maker (CODM) as its Chief Executive Officer. The CODM reviews financial information, including net sales and contribution margin by operating segment, in order to determine how to allocate the Company's resources across its operating segments, and reviews its assets and capital expenditures on a consolidated basis and not by operating segment. Therefore, net sales and contribution margin are presented by reportable segment and assets and capital expenditures by segment are not presented.

10. Segment Information (cont.)

Operating information for the two reportable segments, sales by product line, and sales by geographic area are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Net sales:			
Primary Reporting Segment	$ 4,695.5	$ 4,735.0	$ 4,813.4
China	297.6	327.4	391.0
Total net sales	$ 4,993.1	$ 5,062.4	$ 5,204.4
Significant segment expenses			
Cost of Sales[4][5]:			
Primary Reporting Segment	$ 1,060.9	$ 1,141.0	$ 1,121.2
China	43.4	50.0	52.4
Total cost of sales	$ 1,104.3	$ 1,191.0	$ 1,173.6
Royalty Overrides and service fees to China independent service providers[1][3][4][5]:			
Primary Reporting Segment	$ 1,630.3	$ 1,656.2	$ 1,686.9
China	152.5	168.0	199.4
Total royalty overrides and service fees to China independent service providers	$ 1,782.8	$ 1,824.2	$ 1,886.3
Contribution margin[1][3]:			
Primary Reporting Segment	$ 2,004.3	$ 1,937.8	$ 2,005.3
China	101.7	109.4	139.2
Total contribution margin	$ 2,106.0	$ 2,047.2	$ 2,144.5
Selling, general, and administrative expenses excluding service fees to China independent service providers[1][2][3]	1,725.6	1,701.0	1,614.2
Other operating income	(5.5)	(10.2)	(14.9)
Interest expense	218.3	165.9	139.3
Interest income	12.3	11.5	6.1
Other expense (income), net	10.5	(1.0)	(12.8)
Income before income taxes	169.4	203.0	424.8
Income taxes	(84.9)	60.8	103.5
Net income	$ 254.3	$ 142.2	$ 321.3
Net sales by product line:			
Weight Management	$ 2,768.1	$ 2,851.7	$ 2,954.2
Targeted Nutrition	1,484.3	1,480.0	1,512.7
Energy, Sports, and Fitness	572.2	560.3	550.6
Outer Nutrition	83.6	82.5	85.8
Literature, Promotional, and Other	84.9	87.9	101.1
Total net sales	$ 4,993.1	$ 5,062.4	$ 5,204.4
Net sales by geographic area:			
United States	$ 1,026.0	$ 1,100.5	$ 1,225.5
China	297.6	327.4	391.0
India	844.8	796.6	677.1
Mexico	538.6	525.0	474.6
Others	2,286.1	2,312.9	2,436.2
Total net sales	$ 4,993.1	$ 5,062.4	$ 5,204.4

(1)   Contribution margin consists of net sales less cost of sales, Royalty overrides, and service fees to our independent service providers in China. For the China segment, contribution margin includes the portion of service fees to China independent service providers that are currently recorded in selling, general, and administrative expenses within the Company's accompanying consolidated statements of income, which totaled $149.8 million, $165.0 million, and $196.2 million for the years ended December 31, 2024, 2023, and 2022, respectively.

10. Segment Information (cont.)

(2)   Selling, general, and administrative expenses exclude the portion of service fees to China independent service providers that are included in selling, general, and administrative expenses within the Company's accompanying consolidated statements of income as described in footnote (1) above.

(3)   In the second quarter of 2024, the Company, as part of its restructuring initiatives, which are described further in Note 14, *Restructuring Activities*, changed its contribution margin presentation for its China segment which now includes expenses related to service fees to the Company's independent service providers in China as described in the footnotes immediately above. Historically, the China contribution margin did not include the portion of service fees that are recognized in selling, general and administrative expenses in the Company's accompanying consolidated statements of income. Historical information presented in the table above has been reclassified to conform with the current period contribution margin presentation. This change had no impact on the Company's accompanying consolidated statements of income and only impacts this segment note presentation.

(4)   The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(5)   As a result of adopting ASU 2023-07 during the fourth quarter of 2024, the Company has expanded and updated its disclosures for the current year and prior year periods as further described in Note 2, *Basis of Presentation*.

As of December 31, 2024 and 2023, goodwill allocated to the Company's reporting units included in the Company's Primary Reporting Segment was $84.8 million and $92.4 million, respectively, and goodwill allocated to the China segment was $2.9 million and $3.0 million, respectively.

The following table sets forth property, plant, and equipment and deferred income tax assets by geographic area:

	December 31,		
	2024	**2023**	**2022**
	(in millions)		
Property, plant, and equipment, net:			
United States	$ 409.9	$ 437.6	$ 399.9
Foreign	50.3	68.9	86.4
Total property, plant, and equipment, net	$ 460.2	$ 506.5	$ 486.3
Deferred income tax assets:			
United States	$ 273.2	$ 209.1	$ 170.0
Foreign	228.6	78.7	73.2
Total deferred income tax assets	$ 501.8	$ 287.8	$ 243.2

11. Derivative Instruments and Hedging Activities

Foreign Currency Instruments

The Company designates certain foreign currency derivatives, primarily comprised of foreign currency forward contracts and option contracts, as freestanding derivatives for which hedge accounting does not apply. The changes in the fair market value of these freestanding derivatives are included in selling, general, and administrative expenses within the Company's consolidated statements of income. The Company primarily uses freestanding foreign currency derivatives to hedge foreign currency-denominated intercompany transactions and to partially mitigate the impact of foreign currency fluctuations. The fair value of the freestanding foreign currency derivatives is based on third-party quotes. The Company's foreign currency derivative contracts are generally executed on a monthly basis.

The Company designates as cash flow hedges those foreign currency forward contracts it enters into to hedge forecasted inventory purchases and intercompany management fees that are subject to foreign currency exposures. Forward contracts are used to hedge forecasted inventory purchases over specific months. Changes in the fair value of these forward contracts designated as cash flow hedges, excluding forward points, are recorded as a component

11. Derivative Instruments and Hedging Activities (cont.)

of accumulated other comprehensive loss within shareholders' deficit, and are recognized in cost of sales within the Company's consolidated statement of income during the period which approximates the time the hedged inventory is sold. The Company also hedges forecasted intercompany management fees over specific months. These contracts allow the Company to sell Euros in exchange for U.S. dollars at specified contract rates. Changes in the fair value of these forward contracts designated as cash flow hedges, excluding forward points, are recorded as a component of accumulated other comprehensive loss within shareholders' deficit, and are recognized in selling, general, and administrative expenses within the Company's consolidated statement of income during the period when the hedged item and underlying transaction affect earnings. The Company has elected to record changes in the fair value of amounts excluded from the assessment of effectiveness currently in earnings.

As of December 31, 2024 and 2023, the aggregate notional amounts of all foreign currency contracts outstanding designated as cash flow hedges were approximately $69.9 million and $76.3 million, respectively. As of December 31, 2024, these outstanding contracts were expected to mature over the next fifteen months. The Company's derivative financial instruments are recorded on the consolidated balance sheets at fair value based on third-party quotes. As of December 31, 2024, the Company recorded assets at fair value of $4.1 million and liabilities at fair value of zero relating to all outstanding foreign currency contracts designated as cash flow hedges. As of December 31, 2023, the Company recorded assets at fair value of zero and liabilities at fair value of $3.3 million relating to all outstanding foreign currency contracts designated as cash flow hedges. The Company assesses hedge effectiveness at least quarterly and the hedges remained effective as of December 31, 2024 and 2023.

As of both December 31, 2024 and 2023, the majority of the Company's outstanding foreign currency forward contracts related to freestanding derivatives had maturity dates of less than twelve months with the majority expiring within one month.

The tables below provide information about the details of all foreign currency forward contracts that were outstanding as of December 31, 2024 and 2023:

	Weighted-Average Contract Rate	Notional Amount	Fair Value Gain (Loss)
	(in millions, except weighted-average contract rate)		
As of December 31, 2024			
Buy British pound sell Euro	0.93	$ 10.5	$ —
Buy British pound sell U.S. dollar	1.26	12.6	(0.1)
Buy Canadian dollar sell U.S. dollar.	1.43	1.5	—
Buy Chinese yuan sell Euro	7.57	1.0	—
Buy Chinese yuan sell U.S. dollar.	7.24	34.4	(0.4)
Buy Czech koruna sell U.S. dollar	23.95	3.2	—
Buy Danish krone sell U.S. dollar.	7.12	1.9	—
Buy Euro sell Australian dollar.	1.65	1.6	—
Buy Euro sell British pound	0.83	2.6	—
Buy Euro sell Canadian dollar	1.49	2.1	—
Buy Euro sell Chinese yuan	7.71	10.8	(0.2)
Buy Euro sell Indonesian rupiah.	16,926.33	3.7	—
Buy Euro sell Malaysian ringgit	4.73	3.3	(0.1)
Buy Euro sell Mexican peso	21.38	122.0	2.6
Buy Euro sell Peruvian nuevo sol	3.94	4.2	(0.1)
Buy Euro sell Swiss franc.	0.94	24.9	0.1
Buy Euro sell Taiwan dollar	34.54	27.9	(0.4)
Buy Euro sell U.S. dollar	1.05	26.6	(0.3)

11. Derivative Instruments and Hedging Activities (cont.)

	Weighted-Average Contract Rate	Notional Amount	Fair Value Gain (Loss)
	(in millions, except weighted-average contract rate)		
Buy Euro sell Vietnamese dong	27,114.54	7.7	(0.2)
Buy Hong Kong dollar sell U.S. dollar	7.77	0.8	—
Buy Kazakhstani tenge sell U.S. dollar	498.69	8.0	(0.4)
Buy Korean won sell U.S. dollar	1,440.40	7.0	(0.2)
Buy Malaysian ringgit sell U.S. dollar	4.47	10.6	—
Buy Mexican peso sell Euro	21.67	35.9	0.1
Buy Mexican peso sell U.S. dollar	20.32	9.9	(0.3)
Buy Norwegian krone sell U.S. dollar	11.17	3.7	(0.1)
Buy Polish zloty sell U.S. dollar	4.07	8.6	(0.1)
Buy Romanian leu sell U.S. dollar	4.75	0.7	—
Buy Singapore dollar sell U.S. dollar	1.34	1.5	—
Buy Swedish krona sell U.S. dollar	10.99	2.8	—
Buy Swiss franc sell U.S. dollar	0.89	24.0	(0.4)
Buy Taiwan dollar sell U.S. dollar	32.41	6.2	(0.1)
Buy U.S. dollar sell Brazilian real	5.71	6.4	0.5
Buy U.S. dollar sell British pound	1.27	19.0	0.3
Buy U.S. dollar sell Canadian dollar	1.44	1.9	—
Buy U.S. dollar sell Colombian peso	4,381.38	2.7	—
Buy U.S. dollar sell Euro	1.05	214.6	3.3
Buy U.S. dollar sell Hong Kong dollar	7.77	0.8	—
Buy U.S. dollar sell Korean won	1,436.22	3.4	0.1
Buy U.S. dollar sell Mexican peso	20.36	13.0	0.3
Buy U.S. dollar sell Philippine peso	57.81	2.6	—
Buy U.S. dollar sell Polish zloty	4.08	1.2	—
Buy U.S. dollar sell Romanian leu	4.74	0.8	—
Buy U.S. dollar sell Singapore dollar	1.34	1.1	—
Buy U.S. dollar sell Taiwan dollar	32.45	1.8	—
Total forward contracts		$ 691.5	$ 3.9

	Weighted-Average Contract Rate	Notional Amount	Fair Value Gain (Loss)
	(in millions, except weighted-average contract rate)		
As of December 31, 2023			
Buy Chinese yuan sell U.S. dollar	7.13	$ 21.8	$ —
Buy Danish krone sell U.S. dollar	6.79	0.9	—
Buy Euro sell Chilean peso	956.26	2.3	—
Buy Euro sell British pound	0.87	1.3	—
Buy Euro sell Hong Kong dollar	8.58	5.8	—
Buy Euro sell Indonesian rupiah	17,045.60	3.9	—
Buy Euro sell Kazakhstani tenge	508.75	8.9	—
Buy Euro sell Mexican peso	20.10	70.0	(2.9)
Buy Euro sell Peruvian nuevo sol	4.06	1.1	—

11. Derivative Instruments and Hedging Activities (cont.)

	Weighted-Average Contract Rate	Notional Amount	Fair Value Gain (Loss)
	(in millions, except weighted-average contract rate)		
Buy Euro sell Taiwan dollar	34.12	1.0	—
Buy Euro sell U.S. dollar	1.11	19.8	(0.1)
Buy Euro sell Vietnamese dong	26,800.00	6.2	—
Buy Kazakhstani tenge sell U.S. dollar.	457.70	9.6	—
Buy Korean won sell U.S. dollar.	1,296.13	22.2	0.1
Buy Mexican peso sell U.S. dollar	17.18	12.5	0.1
Buy Norwegian krone sell U.S. dollar.	10.30	1.8	—
Buy Polish zloty sell U.S. dollar	3.97	1.0	—
Buy Romanian leu sell U.S. dollar	4.54	1.3	—
Buy Swedish krona sell U.S. dollar.	10.13	1.1	—
Buy Taiwan dollar sell U.S. dollar	31.05	8.7	0.2
Buy U.S. dollar sell Brazilian real.	4.91	7.4	(0.1)
Buy U.S. dollar sell Colombian peso	3,970.58	—	—
Buy U.S. dollar sell Euro	1.10	144.2	(1.0)
Buy U.S. dollar sell British pound	1.27	1.3	—
Buy U.S. dollar sell Indian rupee	83.30	9.0	—
Buy U.S. dollar sell Japanese yen	143.00	2.6	—
Buy U.S. dollar sell Malaysian ringgit	4.64	7.4	(0.1)
Buy U.S. dollar sell Mexican peso	17.18	6.6	(0.1)
Buy U.S. dollar sell Philippine peso	55.70	3.6	—
Total forward contracts		$ 383.3	$ (3.9)

The following tables summarize the derivative activity during the years ended December 31, 2024, 2023, and 2022 relating to all the Company's derivatives.

Gains and Losses on Derivative Instruments

The following table summarizes gains (losses) relating to derivative instruments recorded in other comprehensive (loss) income during the years ended December 31, 2024, 2023, and 2022:

	Amount of Gain (Loss) Recognized in Other Comprehensive (Loss) Income		
	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Derivatives designated as hedging instruments:			
Foreign exchange currency contracts relating to inventory and intercompany management fee hedges	$ 13.5	$ (7.7)	$ (5.5)
Interest rate swaps.	—	—	0.5

As of December 31, 2024, the estimated amount of existing net gains related to cash flow hedges recorded in accumulated other comprehensive loss that are expected to be reclassified into earnings over the next twelve months was $10.2 million.

11. Derivative Instruments and Hedging Activities (cont.)

The effect of cash flow hedging relationships on the Company's consolidated statements of income for the years ended December 31, 2024, 2023, and 2022 was as follows:

	Location and Amount of Gain (Loss) Recognized in Income on Cash Flow Hedging Relationships		
	Year Ended December 31, 2024		
	Cost of sales	**Selling, general, and administrative expenses**	**Interest expense**
	(in millions)		
Total amounts presented in the consolidated statements of income . . .	$ 1,104.3	$ 1,875.4	$ 218.3
Foreign exchange currency contracts relating to inventory hedges:			
Amount of gain reclassified from accumulated other comprehensive loss to income	0.6	—	—
Amount of loss excluded from assessment of effectiveness recognized in income	(4.9)	—	—
Foreign exchange currency contracts relating to intercompany management fee hedges:			
Amount of gain reclassified from accumulated other comprehensive loss to income	—	0.1	—
Amount of gain excluded from assessment of effectiveness recognized in income	—	0.3	—

	Location and Amount of (Loss) Gain Recognized in Income on Cash Flow Hedging Relationships		
	Year Ended December 31, 2023		
	Cost of sales	**Selling, general, and administrative expenses**	**Interest expense**
	(in millions)		
Total amounts presented in the consolidated statements of income . . .	$ 1,191.0	$ 1,866.0	$ 165.9
Foreign exchange currency contracts relating to inventory hedges:			
Amount of loss reclassified from accumulated other comprehensive loss to income	(7.6)	—	—
Amount of loss excluded from assessment of effectiveness recognized in income	(5.7)	—	—
Foreign exchange currency contracts relating to intercompany management fee hedges:			
Amount of loss reclassified from accumulated other comprehensive loss to income	—	(0.8)	—
Amount of gain excluded from assessment of effectiveness recognized in income	—	0.4	—
Interest rate swaps:			
Amount of gain reclassified from accumulated other comprehensive loss to income	—	—	0.3
Amount of gain excluded from assessment of effectiveness recognized in income	—	—	—

11. Derivative Instruments and Hedging Activities (cont.)

	Location and Amount of (Loss) Gain Recognized in Income on Cash Flow Hedging Relationships		
	Year Ended December 31, 2022		
	Cost of sales	Selling, general, and administrative expenses	Interest expense
	(in millions)		
Total amounts presented in the consolidated statements of income . . .	$ 1,173.6	$ 1,810.4	$ 139.3
Foreign exchange currency contracts relating to inventory hedges:			
Amount of loss reclassified from accumulated other comprehensive loss to income	(5.3)	—	—
Amount of loss excluded from assessment of effectiveness recognized in income	(6.2)	—	—
Foreign exchange currency contracts relating to intercompany management fee hedges:			
Amount of gain reclassified from accumulated other comprehensive loss to income	—	2.1	—
Amount of gain excluded from assessment of effectiveness recognized in income	—	0.4	—
Interest rate swaps:			
Amount of gain reclassified from accumulated other comprehensive loss to income	—	—	0.2
Amount of gain excluded from assessment of effectiveness recognized in income	—	—	—

The following table summarizes gains (losses) recorded to income relating to derivative instruments not designated as hedging instruments during the December 31, 2024, 2023, and 2022:

	Amount of Gain (Loss) Recognized in Income			Location of Gain (Loss) Recognized in Income
	Year Ended December 31,			
	2024	2023	2022	
	(in millions)			
Derivatives not designated as hedging instruments:				
Foreign exchange currency contracts	$ 2.8	$ (5.9)	$ (6.5)	Selling, general, and administrative expenses

The Company reports its derivatives at fair value as either assets or liabilities within its consolidated balance sheets. See Note 13, *Fair Value Measurements*, for information on derivative fair values and their consolidated balance sheet locations as of December 31, 2024 and 2023.

12. Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Domestic	$ (167.7)	$ (94.1)	$ (72.0)
Foreign	337.1	297.1	496.8
Total	$ 169.4	$ 203.0	$ 424.8

Income taxes were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Current:			
Foreign	$ 90.3	$ 80.8	$ 100.1
Federal	49.4	21.3	26.3
State	5.0	(0.2)	7.0
	144.7	101.9	133.4
Deferred:			
Foreign	(165.9)	(1.7)	(2.0)
Federal	(57.0)	(34.6)	(25.1)
State	(6.7)	(4.8)	(2.8)
	(229.6)	(41.1)	(29.9)
	$ (84.9)	$ 60.8	$ 103.5

The Company recorded an income tax benefit of $84.9 million, and expenses of $60.8 million and $103.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. The income tax benefit for the year ended December 31, 2024 included the tax impacts of changes the Company initiated to its corporate entity structure during the fourth quarter of 2024, including intra-entity transfers of intellectual property to one of its European subsidiaries. This reorganization resulted in the Company recognizing a step-up in tax basis on the fair value of the intellectual property and recording an associated deferred income tax asset of $177.6 million, partially offset by a valuation allowance of $61.3 million for amounts not more-likely-than-not to be realized. In addition, as a result of this reorganization, the Company released valuation allowances related to net operating losses in certain of its European subsidiaries that the Company now expects to be able to utilize resulting in a benefit of $49.5 million, partially offset by a deferred tax charge of $18.5 million.

12. Income Taxes (cont.)

The applicable statutory income tax rate in the Cayman Islands was zero for Herbalife Ltd. for the years being reported. For purposes of the reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate, the 21% U.S. tax rate (the tax rate at which the majority of the Company's operations are taxed) is applied for the years ended December 31, 2024, 2023, and 2022 as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Tax expense at United States statutory rate	$ 35.6	$ 42.6	$ 89.2
Increase (decrease) in tax resulting from:			
Differences between U.S. and foreign tax rates on foreign income, including withholding taxes	30.2	90.3	(21.5)
U.S. tax expense (benefit) on foreign income, net of foreign tax credits	(12.0)	1.1	(4.7)
Intra-entity transfers of intellectual property	(177.6)	—	—
Deferred tax charge	18.5	(7.4)	—
Increase (decrease) in valuation allowances	28.8	(61.0)	24.7
State taxes, net of federal benefit	(2.2)	(5.6)	3.9
Unrecognized tax (benefits) expenses	(13.8)	(6.1)	7.5
Excess tax expense (benefits) on equity awards	6.5	5.2	0.6
U.S. research and development tax credit	(4.9)	(4.4)	(2.4)
Expenses not deductible for tax	6.3	3.2	4.0
Other	(0.3)	2.9	2.2
Total	$ (84.9)	$ 60.8	$ 103.5

The significant categories of temporary differences that gave rise to deferred income tax assets and liabilities were as follows:

	December 31,	
	2024	**2023**
	(in millions)	
Deferred income tax assets:		
Accruals not currently deductible	$ 86.2	$ 77.1
Tax loss and credit carryforwards of certain foreign subsidiaries	225.6	216.7
Tax loss and domestic tax credit carryforwards	161.6	174.3
Intellectual property	177.6	—
Deferred compensation plan	27.8	32.6
Deferred interest expense	77.6	48.9
Inventory reserve	5.9	7.1
Operating lease liabilities	42.2	41.0
Depreciation and amortization	77.0	56.7
Other	24.5	8.9
Gross deferred income tax assets	906.0	663.3
Less: valuation allowance	(404.2)	(375.5)
Total deferred income tax assets	$ 501.8	$ 287.8
Deferred income tax liabilities:		
Intangible assets	$ 71.9	$ 72.7
Unremitted foreign earnings	11.7	18.7
Operating lease assets	37.3	35.8
Other	—	2.4
Total deferred income tax liabilities	120.9	129.6
Total net deferred income tax assets	$ 380.9	$ 158.2

12. Income Taxes (cont.)

Tax loss and credit carryforwards of certain foreign subsidiaries for 2024 and 2023 were $225.6 million and $216.7 million, respectively. If unused, tax loss and credit carryforwards of certain foreign subsidiaries of $211.6 million will expire between 2025 and 2041 and $14.0 million can be carried forward indefinitely. U.S. foreign tax credit carryforwards for 2024 and 2023 were $156.0 million and $168.1 million, respectively, which are included in Domestic tax credit carryforwards in the table above. If unused, U.S. foreign tax credit carryforwards will expire between 2025 and 2034. U.S. research and development tax credit carryforwards for 2024 and 2023 were $5.3 million and $7.3 million, respectively. If unused, U.S. research and development tax credit carryforwards begin expiring in 2043. The deferred interest expense can be carried forward indefinitely. U.S. state tax loss and credit carryforwards for 2024 were $1.8 million. If unused, certain U.S. state tax loss carryforwards will expire between 2038 and 2043, while the remaining can be carried forward indefinitely.

The Company recognizes valuation allowances on deferred income tax assets reported if, based on the weight of the evidence, it is more likely than not that some or all of the deferred income tax assets will not be realized. As of December 31, 2024 and 2023, the Company held valuation allowances against net deferred income tax assets of certain subsidiaries, primarily related to tax loss carryforwards and U.S. foreign tax credits, in the amount of $404.2 million and $375.5 million, respectively. The net increase in the Company's valuation allowance during 2024 of $28.7 million was primarily attributable to the reorganization, as described further above resulting in the Company recognizing a step-up in tax basis on the fair value of the intellectual property and recording an associated deferred income tax asset as disclosed above, partially offset by a valuation allowance increase of $61.3 million for amounts not more-likely-than-not to be realized. Also, as a result of this reorganization described above, the Company released and had a decrease of approximately $49.5 million in valuation allowances related to net operating losses in certain of its European subsidiaries that the Company now expects to be able to utilize. Separately, the Company recorded increases in valuation allowances to offset deferred income tax assets generated in certain of its European and Chinese subsidiaries in the amount of $29.1 million, offset by the utilization of U.S. foreign tax credits of $12.1 million, previously valued. The net decrease in the Company's valuation allowance during 2023 of $61.1 million was primarily attributable to the decrease in foreign deferred interest expense and tax loss carryforwards and the related valuation allowance.

As of December 31, 2024, Herbalife Ltd. had approximately $3.1 billion of permanently reinvested unremitted earnings relating to its operating subsidiaries. Since Herbalife Ltd.'s unremitted earnings have been permanently reinvested, deferred taxes were not provided on these unremitted earnings. Further, it is not practicable to determine the amount of unrecognized deferred taxes with respect to these unremitted earnings. If the Company were to remit these unremitted earnings, it would be subject to income tax on these remittances. Deferred taxes have been accrued for earnings that are not considered indefinitely reinvested. The deferred income tax liabilities on the unremitted foreign earnings as of December 31, 2024 and 2023 were $11.7 million and $18.7 million, respectively.

As of December 31, 2024, the total amount of unrecognized tax benefits, including related interest and penalties was $51.3 million. If the total amount of unrecognized tax benefits was recognized, $36.5 million of unrecognized tax benefits, $10.1 million of interest, and $1.3 million of penalties would impact the effective tax rate. As of December 31, 2023, the total amount of unrecognized tax benefits, including related interest and penalties was $67.4 million. If the total amount of unrecognized tax benefits was recognized, $45.6 million of unrecognized tax benefits, $16.0 million of interest, and $2.3 million of penalties would impact the effective tax rate.

The Company accounts for the interest and penalties generated by tax contingencies as a component of income tax expense. During the year ended December 31, 2024, the Company recorded a decrease in interest and penalty expense related to uncertain tax positions of $5.3 million and $0.8 million, respectively. During the year ended December 31, 2023, the Company recorded a decrease in interest and penalty expense related to uncertain tax positions of $4.2 million and $1.0 million, respectively. During the year ended December 31, 2022, the Company recorded an increase in interest and penalty expense related to uncertain tax positions of $6.1 million and $0.1 million, respectively. As of December 31, 2024, the total amount of interest and penalties related to unrecognized tax benefits recognized in the consolidated balance sheet was $10.1 million and $1.3 million, respectively. As of

12. Income Taxes (cont.)

December 31, 2023, the total amount of interest and penalties related to unrecognized tax benefits recognized in the consolidated balance sheet was $16.0 million and $2.3 million, respectively. As of December 31, 2022, the total amount of interest and penalties related to unrecognized tax benefits recognized in the consolidated balance sheet was $19.7 million and $3.1 million, respectively.

The following changes occurred in the amount of unrecognized tax benefits during the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Beginning balance of unrecognized tax benefits	$ 49.1	$ 49.7	$ 54.1
Additions for current year tax positions	6.8	9.7	8.8
Additions for prior year tax positions	4.3	1.0	2.2
Reductions for prior year tax positions	(14.6)	(6.6)	(3.7)
Reductions for audit settlements	(0.3)	(0.2)	(1.8)
Reductions for the expiration of statutes of limitations . . .	(4.1)	(4.4)	(6.2)
Changes due to foreign currency translation adjustments . .	(1.3)	(0.1)	(3.7)
Ending balance of unrecognized tax benefits (excluding interest and penalties)	39.9	49.1	49.7
Interest and penalties associated with unrecognized tax benefits	11.4	18.3	22.8
Ending balance of unrecognized tax benefits (including interest and penalties)	$ 51.3	$ 67.4	$ 72.5

The amount of income taxes the Company pays is subject to ongoing audits by taxing jurisdictions around the world. The Company's estimate of the potential outcome of any uncertain tax position is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. The Company believes that it has adequately provided for these matters. However, the Company's future results may include favorable or unfavorable adjustments to its estimates in the period the audits are resolved, which may impact the Company's effective tax rate. As of December 31, 2024, the Company's tax filings are generally subject to examination in major tax jurisdictions for years ending on or after December 31, 2013.

The Company believes that it is reasonably possible that the amount of unrecognized tax benefits could decrease by up to approximately $7.3 million within the next twelve months. Of this possible decrease, $6.4 million would be due to the expiration of statute of limitations in various jurisdictions. The remaining possible decrease of $0.9 million would be due to settlement of audits or resolution of administrative or judicial proceedings.

13. Fair Value Measurements

The Company applies the provisions of FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, or ASC 820, for its financial and non-financial assets and liabilities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1   inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

13. Fair Value Measurements (cont.)

Level 2   inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3   inputs are unobservable inputs for the asset or liability.

The Company measures certain assets and liabilities at fair value as discussed throughout the notes to its consolidated financial statements. Foreign exchange currency contracts are valued using standard calculations and models. Foreign exchange currency contracts are valued primarily based on inputs such as observable forward rates, spot rates, and foreign currency exchange rates at the reporting period ended date.

The Company's derivative assets and liabilities are measured at fair value and consisted of Level 2 inputs and their amounts are shown below at their gross values as of December 31, 2024 and 2023:

	Significant Other Observable Inputs (Level 2) Fair Value as of December 31, 2024	Significant Other Observable Inputs (Level 2) Fair Value as of December 31, 2023	Balance Sheet Location
	(in millions)		
ASSETS:			
Derivatives designated as hedging instruments:			
Foreign exchange currency contracts relating to inventory and intercompany management fee hedges	$ 4.1	$ —	Prepaid expenses and other current assets
Derivatives not designated as hedging instruments:			
Foreign exchange currency contracts	4.0	0.7	Prepaid expenses and other current assets
	$ 8.1	$ 0.7	
LIABILITIES:			
Derivatives designated as hedging instruments:			
Foreign exchange currency contracts relating to inventory and intercompany management fee hedges	$ —	$ 3.3	Other current liabilities
Derivatives not designated as hedging instruments:			
Foreign exchange currency contracts	4.2	1.3	Other current liabilities
	$ 4.2	$ 4.6	

The Company's deferred compensation plan assets consist of Company-owned life insurance policies. As these policies are recorded at their cash surrender value, they are not required to be included in the fair value table above. See Note 6, *Employee Compensation Plans*, for a further description of its deferred compensation plan assets.

13. Fair Value Measurements (cont.)

The following tables summarize the offsetting of the fair values of the Company's derivative assets and derivative liabilities for presentation in the Company's consolidated balance sheets as of December 31, 2024 and 2023:

	Offsetting of Derivative Assets		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets Presented in the Balance Sheet
	(in millions)		
December 31, 2024			
Foreign exchange currency contracts	$ 8.1	$ (3.1)	$ 5.0
Total	$ 8.1	$ (3.1)	$ 5.0
December 31, 2023			
Foreign exchange currency contracts	$ 0.7	$ (0.7)	$ —
Total	$ 0.7	$ (0.7)	$ —

	Offsetting of Derivative Liabilities		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Balance Sheet	Net Amounts of Liabilities Presented in the Balance Sheet
	(in millions)		
December 31, 2024			
Foreign exchange currency contracts	$ 4.2	$ (3.1)	$ 1.1
Total	$ 4.2	$ (3.1)	$ 1.1
December 31, 2023			
Foreign exchange currency contracts	$ 4.6	$ (0.7)	$ 3.9
Total	$ 4.6	$ (0.7)	$ 3.9

The Company offsets all of its derivative assets and derivative liabilities in its consolidated balance sheets to the extent it maintains master netting arrangements with related financial institutions. As of December 31, 2024 and 2023, all of the Company's derivatives were subject to master netting arrangements and no collateralization was required for the Company's derivative assets and derivative liabilities.

14. Restructuring Activities

In 2021, the Company initiated a global transformation program to optimize global processes for future growth, or the Transformation Program. The Transformation Program involves the investment in certain new technologies and the realignment of infrastructure and the locations of certain functions to better support distributors and customers. The Company has incurred total pre-tax expenses of approximately $92.5 million through December 31, 2024, of which $13.3 million, $54.2 million and $12.1 million, were recognized in selling, general, and administrative expenses within its consolidated statements of income during the years ended December 31, 2024, 2023 and 2022, respectively. The Transformation Program has been substantially completed as of December 31, 2024 and the Company does not expect significant expenses during 2025.

14. Restructuring Activities (cont.)

Costs related to the Transformation Program for the years ended December 31, 2024, 2023, and 2022 were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022	Cumulative costs incurred to date as of December 31, 2024
	(in millions)			
Professional fees	$ 1.6	$ 8.0	$ 7.2	$ 26.5
Retention and separation	10.9	45.7	4.8	64.4
Other	0.8	0.5	0.1	1.6
Total	$ 13.3	$ 54.2	$ 12.1	$ 92.5

Changes in the liabilities related to the Transformation Program during the years ended December 31, 2024 and 2023, which were recognized in other current liabilities within the Company's consolidated balance sheets, were as follows:

	Professional Fees	Retention and Separation	Other	Total
	(in millions)			
Balance as of December 31, 2022	$ 0.6	$ 3.2	$ —	$ 3.8
Expenses	8.0	45.7	0.5	54.2
Cash payments	(7.6)	(40.2)	(0.5)	(48.3)
Non-cash items and other	—	(0.5)	—	(0.5)
Balance as of December 31, 2023	$ 1.0	$ 8.2	$ —	$ 9.2
Expenses	1.6	10.9	0.8	13.3
Cash payments	(2.6)	(14.4)	—	(17.0)
Non-cash items and other	—	—	(0.8)	(0.8)
Balance as of December 31, 2024	$ —	$ 4.7	$ —	$ 4.7

During the first quarter of 2024, the Company initiated an organizational redesign project, or the Restructuring Program, to streamline its organizational structure to make it more efficient and effective and to allow the Company's management team to work more closely with the markets, its distributors, and its customers. The Company has incurred total pre-tax expenses of approximately $69.1 million through December 31, 2024, all of which was recognized in selling, general, and administrative expenses within its consolidated statement of income during the year ended December 31, 2024. The Company expects to incur total pre-tax expenses of approximately $74 million relating to the Restructuring Program based on actual expenses incurred to date and expected future expenses. The Restructuring Program has been substantially completed as of December 31, 2024.

Costs related to the Restructuring Program were as follows:

	Year Ended December 31, 2024
	(in millions)
Professional fees	$ 4.6
Retention and separation	64.5
Other	—
Total	$ 69.1

14. Restructuring Activities (cont.)

Changes in the liabilities related to the Restructuring Program, which were recognized in other current liabilities within the Company's consolidated balance sheets, were as follows:

	Professional Fees		Retention and Separation		Other		Total	
			(in millions)					
Expenses	$	4.6	$	64.5	$	—	$	69.1
Cash payments		(4.1)		(61.3)		—		(65.4)
Non-cash items and other		—		—		—		—
Balance as of December 31, 2024.	$	0.5	$	3.2	$	—	$	3.7

15. Detail of Certain Balance Sheet Accounts

Other Assets

The Other assets on the Company's accompanying consolidated balance sheets included deferred compensation plan assets of $47.5 million and $43.9 million as of December 31, 2024 and 2023, respectively.

Other Current Liabilities

Other current liabilities consisted of the following:

	December 31,			
	2024		**2023**	
	(in millions)			
Accrued compensation	$	148.1	$	126.3
Accrued service fees to China independent service providers		25.8		31.2
Accrued advertising, events, and promotion expenses		52.0		60.7
Current operating lease liabilities		39.7		39.5
Advance sales deposits		75.0		64.0
Income taxes payable		12.6		12.2
Other accrued liabilities		189.6		206.8
Total	$	542.8	$	540.7

Other Non-Current Liabilities

The Other non-current liabilities on the Company's accompanying consolidated balance sheets included deferred compensation plan liabilities of $67.3 million and $65.2 million and deferred income tax liabilities of $17.7 million and $21.1 million as of December 31, 2024 and 2023, respectively. See Note 6, *Employee Compensation Plans*, for a further description of the Company's deferred compensation plan assets and liabilities.

16. Subsequent Events

In February 2025, the Company redeemed $65.0 million aggregate principal amount of the 2025 Notes for an aggregate purchase price of $67.3 million, which included $2.3 million of accrued and unpaid interest to the redemption date, reducing the outstanding principal balance on the 2025 Notes to $197.3 million. The remaining outstanding balance on the Company's 2025 Notes remain due in September 2025. See Note 5, *Long-Term Debt*, for a further description of the Company's 2025 Notes.

Item 16. *Form 10-K Summary*

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


HERBALIFE LTD.


By: /s/ JOHN G. DESIMONE
      John G. DeSimone
      Chief Financial Officer

Dated: February 19, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL O. JOHNSON Michael O. Johnson	*Chairman of the Board and Chief Executive Officer* (Principal Executive Officer and Director)	February 19, 2025
/s/ JOHN G. DESIMONE John G. DeSimone	*Chief Financial Officer* (Principal Financial Officer)	February 19, 2025
/s/ JEHANGIR IRANI Jehangir "Bobby" Irani	*Senior Vice President, Chief Accounting Officer* (Principal Accounting Officer)	February 19, 2025
/s/ RICHARD H. CARMONA Richard H. Carmona	Director	February 19, 2025
/s/ CELINE DEL GENES Celine Del Genes	Director	February 19, 2025
/s/ ALAN W. LEFEVRE Alan W. LeFevre	Director	February 19, 2025
/s/ MICHAEL LEVITT Michael Levitt	Director	February 19, 2025
/s/ SOPHIE L'HÉLIAS Sophie L'Hélias	Director	February 19, 2025
/s/ RODICA MACADRAI Rodica Macadrai	Director	February 19, 2025
/s/ JUAN MIGUEL MENDOZA Juan Miguel Mendoza	Director	February 19, 2025
/s/ PERKINS MILLER Perkins Miller	Director	February 19, 2025
/s/ DONAL MULLIGAN Donal Mulligan	Director	February 19, 2025
/s/ MARIA OTERO Maria Otero	Director	February 19, 2025

EXECUTIVE OFFICERS

MICHAEL O. JOHNSON
Chairman and Chief Executive Officer

STEPHAN GRATZIANI
President

JOHN DESIMONE
Chief Financial Officer

FRANK LAMBERTI
Chief Commercial Officer

HENRY C. WANG
Chief Legal Officer and
Corporate Secretary

BOARD OF DIRECTORS

MICHAEL O. JOHNSON
Chairman and Chief Executive Officer
Herbalife Ltd.

RICHARD H. CARMONA
Chief of Health Innovations
Canyon Ranch

CELINE DEL GENES
Global Chief Customer Officer
Decathlon

SOPHIE L'HÉLIAS
President and Founder
LeaderXXchange

ALAN W. LEFEVRE
Former Executive Vice President of
Finance and Chief Financial Officer
Jarden Corporation

MICHAEL J. LEVITT
Chairman
Irradiant Partners, LP

RODICA MACADRAI
Independent Herbalife Distributor

JUAN MIGUEL MENDOZA
Independent Herbalife Distributor

PERKINS MILLER
Chief Executive Officer
Fandom, Inc.

DON MULLIGAN
Former Executive Vice President and
Chief Financial Officer
General Mills

MARIA OTERO
Former Undersecretary of State
Democracy and Global Affairs
Civilian Security, Democracy, and
Human Rights

CORPORATE INFORMATION

CORPORATE OFFICES
P.O. Box 309 GT
Ugland House, Georgetown,
Grand Cayman, Cayman Islands

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
PricewaterhouseCoopers LLP
601 South Figueroa
Los Angeles, CA 90017

COMMON STOCK
NYSE Symbol: HLF

**TRANSFER AGENT (AND
STOCK REGISTRAR)**
Computershare
P.O. Box 43006
Providence, RI 02940-3006

NUMBER OF EMPLOYEES
Approximately 8,600

**NUMBER OF SHAREHOLDERS
(AS OF RECORD DATE)**
473

FORM 10-K
A copy of the Company's Annual
Report for the year ended
December 31, 2024 as filed with the
Securities and Exchange Commission
will be sent to shareholders free of
charge upon written request to:

Investor Relations
Herbalife Ltd.
c/o Herbalife International of
America, Inc.
800 West Olympic Boulevard,
Suite 406
Los Angeles, CA 90015



Herbalife Ltd.
P.O. Box 309 GT
Ugland House,
Georgetown, Grand Cayman
Cayman Islands

Investor Relations
Herbalife Ltd.
c/o Herbalife International of America, Inc.
800 West Olympic Boulevard
Suite 406
Los Angeles, California 90015